UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2005

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01866-0	2 - COMPANY NAME CPFL ENERGIA S.A	3 - CNPJ (Corporate Tax Registration) 02.429.144/0001-93
4 - NIRE (State Registration Number) 353.001.861.33

01.02 - HEAD OFFICE

1 - ADDRESS Rua Gomes de Carvalho, 1510, 14º, cj 02			2 - DISTRICT Vila Olímpia
3 - ZIP CODE 04547-005	4 - CITY São Paulo		5 - STATE SP
6 - AREA CODE 019	7 - TELEPHONE 3756-8018	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 019	12 - FAX 3756-8392	13 - FAX -	14 - FAX -
15 - E-MAIL ri@cpfl.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME José Antonio de Almeida Filippo
2 - ADDRESS Rodovia Campinas Mogi-Mirim, 1755, km.2,5			3 - DISTRICT Jardim Santana
4 - ZIP CODE 13088-900	5 - CITY Campinas		6 - STATE SP
7 - AREA CODE 019	8 - TELEPHONE 3756-8704	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 019	13 - FAX 3756-8777	14 - FAX -	15 - FAX -
16 - E-MAIL jfilippo@cpfl.com.br

01.04 - REFERENCE AND AUDITOR INFORMATION

YEAR	1 – Beginning date of the year	2 – Closing date of the year
1 – Current	01/01/2005	12/31/2005
2 – Previous	01/01/2004	12/31/2004
3 – The last but two	01/01/2003	12/31/2003
09 - INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes		10 - CVM CODE 00385-9
11. PARTNER IN CHARGE Walbert Antonio dos Santos		12 - CPF (INDIVIDUAL TAX REGISTRATION) 867.321.888-87

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 12/31/2005	2 12/31/2004	3 12/31/2003
Paid-up Capital
1 - Common	479,757	451,629	4,118,698
2 - Preferred	0	0	0
3 - Total	479,757	451,629	4,118,698
Treasury Stock
4 - Common	1	0	0
5 - Preferred	0	0	0
6 - Total	1	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 3120 – Administration and Participation Company - Electric Energy
5 - MAIN ACTIVITY Holding
6 - CONSOLIDATION TYPE Full

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Corporate Tax Registration)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	06/29/2005	Interest on Equity	09/09/2005	ON	0,1684122660
02	RCA	08/09/2005	Dividends	09/09/2005	ON	0,7086771370
03	RCA	12/21/2005	Interest on Equity		ON	0,2278137950
04	RCA	03/06/2006	Dividends		ON	0,8112329730

01.09 - HEAD OF INVESTOR RELATIONS

1 – DATE 03/06/2006	2 - SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 12/31/2005	4 - 12/31/2004	5 - 12/31/2003
1	Total assets	5,330,760	4,377,360	4,257,816
1.01	Current assets	849,762	622,725	164,499
1.01.01	Cash and Banks	249,452	186,385	81,338
1.01.02	Credits	598,786	436,340	83,161
1.01.02.01	Dividends and interest on equity	515,494	387,387	53,262
1.01.02.02	Other receivables	0	115	0
1.01.02.03	Financial Investments	22,923	0	12,120
1.01.02.04	Recoverable Taxes	60,369	48,838	17,779
1.01.03	Materials and Supplies	0	0	0
1.01.04	Other	1,524	0	0
1.01.04.01	Derivative Contracts	1,124	0	0
1.01.04.02	Other Credits	400	0	0
1.02	Noncurrent assets	182,468	0	514,556
1.02.01	Credits	182,468	0	0
1.02.01.01	Financial Investments	107,681	0	0
1.02.01.02	Recoverable Taxes	2,787	0	0
1.02.01.03	Deferred Taxes	72,000	0	0
1.02.02	Related parties	0	0	514,556
1.02.02.01	Associated companies	0	0	0
1.02.02.02	Subsidiaries	0	0	514,556
1.02.02.03	Other related parties	0	0	0
1.02.03	Other	0	0	0
1.03	Permanent Assets	4,298,530	3,754,635	3,578,761
1.03.01	Investments	4,298,189	3,754,635	3,569,819
1.03.01.01	Associated companies	0	0	0
1.03.01.02	Investments in subsidiaries	4,298,189	3,754,635	3,569,819
1.03.01.02.01	Permanent equity interests	2,976,208	2,735,310	3,582,161
1.03.01.02.02	Goodwill and negative goodwill	1,321,981	1,019,325	(12,342)
1.03.01.03	Other investments	0	0	0
1.03.02	Property, plant and equipment	137	0	0
1.03.03	Deferred charges	204	0	8,942

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 12/31/2005	4 - 12/31/2004	5 - 12/31/2003
2	Total liabilities and shareholders' equity	5,330,760	4,377,360	4,257,816
2.01	Current liabilities	500,815	168,642	138,439
2.01.01	Loans and financing	0	14,174	0
2.01.01.01	Accrued Interest on Debts	0	3,556	0
2.01.01.02	Loans and financing	0	10,618	0
2.01.02	Debentures	0	0	137,715
2.01.02.01	Accrued Interest on Debentures	0	0	137,715
2.01.02.02	Debentures	0	0	0
2.01.03	Suppliers	1,908	6,831	405
2.01.04	Taxes and Social Contributions Payable	16,625	4,489	312
2.01.05	Dividends and Interest on Equity	482,211	140,147	0
2.01.06	Reserves	0	0	0
2.01.07	Related parties	0	58	0
2.01.08	Other	71	2,943	7
2.01.08.01	Accrued liabilities	8	7	4
2.01.08.02	Derivative contracts	0	2,934	0
2.01.08.03	Other	63	2	3
2.02	Long-Term liabilities	33,897	112,736	721,990
2.02.01	Loans and financing	0	95,558	0
2.02.02	Debentures	0	0	721,990
2.02.03	Reserves	8,533	0	0
2.02.03.01	Reserve for Contingencies	8,533	0	0
2.02.04	Related parties	0	0	0
2.02.05	Other	25,364	17,178	0
2.02.05.01	Derivative contracts	25,364	17,178	0
2.03	Deferred income	0	0	0
2.05	Shareholders’ equity	4,796,048	4,095,982	3,397,387
2.05.01	Capital	4,734,782	4,082,036	4,940,998
2.05.01.01	Capital	4,734,790	0	0
2.05.01.02	Treasury shares	(8)	0	0
2.05.02	Capital reserves	0	0	0
2.05.03	Revaluation reserves	0	0	0
2.05.03.01	Own assets	0	0	0
2.05.03.02	Subsidiary/associated companies	0	0	0
2.05.04	Profit reserves	61,266	13,946	0
2.05.04.01	Statutory reserves	61,266	13,946	0
2.05.04.02	Reserves required by the Company's statutes	0	0	0
2.05.04.03	For contingencies	0	0	0
2.05.04.04	Unrealized profits	0	0	0
2.05.04.05	Profit retention	0	0	0
2.05.04.06	Special Reserve for undistributed dividends	0	0	0
2.05.04.07	Other Profit Reserve	0	0	0
2.05.05	Accumulated deficit	0	0	(1,543,611)

03.01 - INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 01/01/2005 to 12/31/2005	4 - 01/01/2004 to 12/31/2004	5 - 01/01/2003 to 12/31/2003
3.01	Operating revenues	0	0	0
3.02	Deductions from Operating Income	0	0	0
3.03	Net operating revenues	0	0	0
3.04	Cost of sales and/or services	0	0	0
3.05	Gross operating income	0	0	0
3.06	Operating Expenses/Income	861,523	390,951	(297,392)
3.06.01	Sales and Marketing	0	0	0
3.06.02	General and administrative	(9,327)	(32,018)	(18,343)
3.06.03	Financial	(45,968)	(54,091)	(293,732)
3.06.03.01	Financial Income	219,838	156,740	13,317
3.06.03.01.01	Interest on Equity - Income	172,522	114,653	0
3.06.03.01.02	Financial Income	47,316	42,087	13,317
3.06.03.02	Financial expense	(265,806)	(210,831)	(307,049)
3.06.03.02.01	Interest on Equity - Expense	(186,215)	0	0
3.06.03.02.02	Goodwill Amortization	(56,134)	(42,359)	0
3.06.03.02.03	Financial expense	(23,457)	(168,472)	(307,049)
3.06.04	Other operating income	0	0	0
3.06.05	Other operating expense	0	0	0
3.06.06	Equity in subsidiaries	916,818	477,060	14,683
3.07	Income (loss) from operations	861,523	390,951	(297,392)
3.08	Nonoperating Income (Expense)	(649)	2,621	0
3.08.01	Nonoperating Income	9	5,272	0
3.08.02	Nonoperating Expense	(658)	(2,651)	0
3.09	Income before taxes on income and Extraordinary Item	860,874	393,572	(297,392)
3.10	Income Tax and Social Contribution	(160)	0	0
3.10.01	Income Tax	(160)	0	0
3.11	Deferred Income Tax and Social Contribution	72,000	0	0
3.11.01	Deferred Social Contribution	13,000	0	0
3.11.02	Deferred Income Tax	59,000	0	0
3.12	Statutory profit sharing/contributions	0	0	0
3.12.01	Profit sharing	0	0	0
3.12.02	Contributions	0	0	0
3.13	Reversal of Interest on Equity	13,693	(114,653)	0
3.15	Net Income	946,407	278,919	(297,392)
	SHARES OUTSTANDING EX-TREASURY STOCK (in thousands)	479,756	451,629	4,118,698
	NET INCOME PER SHARE	1.97268	0.61758
	LOSS PER SHARE			(0.07221)

04.01 – STATEMENTS OF CHANGES IN FINANCIAL POSITION (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 01/01/2005 to 12/31/2005	4 - 01/01/2004 to 12/31/2004	5 - 01/01/2003 to 12/31/2003
4.01	Sources of funds	910,205	1,786,540	2,062,436
4.01.01	From operations	18,804	(160,632)	(312,990)
4.01.01.01	Net income	946,407	278,919	(297,392)
4.01.01.02	Items not affecting working capital	(927,603)	(439,551)	(15,598)
4.01.01.02.01	Depreciation and Amortization	56,134	42,359	1,880
4.01.01.02.02	Reserve for Contingencies	8,533	0	0
4.01.01.02.03	Long-term interest and monetary and exchange variation	(11,685)	(28,350)	(9,949)
4.01.01.02.04	Unrealized losses (gains) on derivative contracts	8,186	17,178	0
4.01.01.02.05	Equity in subsidiaries	(916,818)	(477,060)	(14,683)
4.01.01.02.06	Losses (gains) on disposal of property, plant and equipment and investments	47	(2,621)	0
4.01.01.02.07	Deferred Taxes - Assets and Liabilities	(72,000)	0	0
4.01.01.02.08	Other	0	8,943	7,154
4.01.02	From shareholders	17,258	684,649	1,200,000
4.01.02.01	Capital contribution - Initial Public Offering	0	684,649	1,200,000
4.01.02.02	Capital contribution - Subscription Bonus	17,258	0	0
4.01.03	From third parties	874,143	1,262,523	1,175,426
4.01.03.01	Long-term financing and debentures	0	224,764	900,000
4.01.03.02	Dividend and Interest on Equity from Subsidiaries	874,143	601,905	275,426
4.01.03.03	Intercompany loans	0	435,256	0
4.01.03.04	Other	0	598	0
4.02	Use of funds	1,015,341	1,358,517	348,713
4.02.01	Purchase of interest in subsidiaries	2,837	0	0
4.02.02	Capital Increase in Subsidiaries	453	0	0
4.02.03	Increase in property, plant and equipment	137	0	0
4.02.04	Financial Investments	95,996	0	0
4.02.05	Transfer from long-term to current liabilities	13,840	111,566	0
4.02.06	Dividends and interest on equity	899,087	264,973	0
4.02.07	Redemption of debentures	0	721,990	178,010
4.02.08	Transfer from current to noncurrent assets	2,787	0	0
4.02.09	Additions to deferred charges	204	0	16,096
4.02.10	Intercompany loans	0	259,988	154,607
4.03	(Decrease) Increase in working capital	(105,136)	428,023	1,713,723
4.04	Increase in current assets	227,037	458,226	143,943
4.04.01	Beginning of year	622,725	164,499	20,556
4.04.02	End of year	849,762	622,725	164,499
4.05	Increase (decrease) in current liabilities	332,173	30,203	(1,569,780)
4.05.01	Beginning of year	168,642	138,439	1,708,219
4.05.02	End of year	500,815	168,642	138,439

05.01 –STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2005 TO DECEMBER 31, 2005 (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Accumulated Income (Loss)	8 – Shareholders’ Equity Total
5.01	Opening balance	4,082,036	0	0	13,946	0	4,095,982
5.02	Prior year adjustment	0	0	0	0	0	0
5.03	Capital increase	652,754	0	0	0	0	652,754
5.04	Reserve realization	0	0	0	0	0	0
5.05	Treasury shares	(8)	0	0	0	0	(8)
5.06	Net income for the year	0	0	0	0	946,407	946,407
5.07	Allocation of income	0	0	0	47,320	(946,407)	(899,087)
5.07.01	Profit reserve	0	0	0	47,320	(47,320)	0
5.07.02	Interim dividend	0	0	0	0	(323,677)	(323,677)
5.07.03	Interim Interest on Equity	0	0	0	0	(76,920)	(76,920)
5.07.04	Proposed dividend	0	0	0	0	(389,195)	(389,195)
5.07.05	Proposed Interest on Equity	0	0	0	0	(109,295)	(109,295)
5.08	Other	0	0	0	0	0	0
5.09	Ending balance	4,734,782	0	0	61,266	0	4,796,048

05.02 –STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2004 TO DECEMBER 31, 2004 (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Accumulated Income (Loss)	8 – Shareholders’ Equity Total
5.01	Opening balance	4,940,998	0	0	0	(1,543,611)	3,397,387
5.02	Prior year adjustment	0	0	0	0	0	0
5.03	Capital increase	(858,962)	0	0	0	1,543,611	684,649
5.03.01	Absorption of accumulated deficit	(1,543,611)	0	0	0	1,543,611	0
5.03.02	Capital increase	684,649	0	0	0	0	684,649
5.04	Reserve realization	0	0	0	0	0	0
5.05	Treasury shares	0	0	0	0	0	0
5.06	Net income for the year	0	0	0	0	278,919	278,919
5.07	Allocation of income	0	0	0	13,946	(278,919)	(264,973)
5.07.01	Profit reserve	0	0	0	13,946	(13,946)	0
5.07.02	Interim dividend	0	0	0	0	(124,826)	(124,826)
5.07.03	Declared dividend	0	0	0	0	(140,147)	(140,147)
5.08	Other	0	0	0	0	0	0
5.09	Ending balance	4,082,036	0	0	13,946	0	4,095,982

05.03 –STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2003 TO DECEMBER 31, 2003 (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Accumulated Income (Loss)	8 – Shareholders’ Equity Total
5.01	Opening balance	3,390,998	0	0	0	(1,246,219)	2,144,779
5.02	Prior year adjustment	0	0	0	0	0	0
5.03	Capital increase	1,550,000	0	0	0	0	1,550,000
5.04	Reserve realization	0	0	0	0	0	0
5.05	Treasury shares	0	0	0	0	0	0
5.06	Net income for the year	0	0	0	0	(297,392)	(297,392)
5.07	Allocation of income	0	0	0	0	0	0
5.08	Other	0	0	0	0	0	0
5.09	Ending balance	4,940,998	0	0	0	(1,543,611)	3,397,387

06.01 – CONSOLIDATED BALANCE SHEET – ASSETS (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - 12/31/2005	4 - 12/31/2004	5 - 12/31/2003
1	Total Assets	13,851,442	12,618,121	12,050,445
1.01	Current Assets	3,770,291	3,222,665	2,375,678
1.01.01	Cash and Banks	1,029,241	817,724	374,612
1.01.02	Credits	2,022,547	1,765,674	1,747,760
1.01.02.01	Consumers, Concessionaires and Licensees	1,803,072	1,572,487	1,478,760
1.01.02.03	Other Receivables	62,141	68,944	75,300
1.01.02.04	Financial Investments	22,923	0	12,120
1.01.02.05	Recoverable Taxes	188,772	174,663	222,161
1.01.02.06	(-) Allowance for Doubtful Accounts	(54,361)	(50,420)	(40,581)
1.01.03	Materials and Supplies	9,203	7,575	7,930
1.01.04	Other	709,300	631,692	245,376
1.01.04.01	Deferred Tariff Cost Variations	486,384	463,928	96,500
1.01.04.02	Prepaid Expenses	58,014	9,425	9,276
1.01.04.03	Derivative Contracts	3,644	0	0
1.01.04.04	Other Credits	161,258	158,339	139,600
1.02	Noncurrent Assets	2,745,175	2,670,139	2,386,382
1.02.01	Credits	1,805,376	1,797,625	1,275,367
1.02.01.01	Consumers, Concessionaires and Licensees	416,268	582,290	728,074
1.02.01.02	Other Receivables	84,812	125,259	148,225
1.02.01.03	Financial Investments	108,531	850	850
1.02.01.04	Recoverable taxes	77,324	33,551	24,041
1.02.01.05	Deferred Taxes	1,118,441	1,055,675	374,177
1.02.02	Related parties	0	0	7,620
1.02.02.01	Associated companies	0	0	0
1.02.02.02	Subsidiaries	0	0	7,620
1.02.02.03	Other related parties	0	0	0
1.02.03	Other	939,799	872,514	1,103,395
1.02.03.01	Escrow deposits	224,100	145,396	97,162
1.02.03.02	Deferred Tariff Cost Variations	510,277	580,232	906,384
1.02.03.03	Prepaid expenses	38,187	49,186	4,473
1.02.03.04	Other	167,235	97,700	95,376
1.03	Permanent Assets	7,335,976	6,725,317	7,288,385
1.03.01	Investments	3,095,162	2,841,132	2,028,679
1.03.01.01	Associated companies	0	0	0
1.03.01.02	Investments in subsidiaries	2,299,646	2,019,045	1,185,244
1.03.01.02.01	Goodwill or negative goodwill	2,299,646	2,019,045	1,185,244
1.03.01.03	Other investments	795,516	822,087	843,435
1.03.01.03.01	Leased assets	766,443	791,835	812,940
1.03.01.03.02	Other	29,073	30,252	30,495
1.03.02	Property, plant and equipment	4,200,769	3,826,864	3,095,660
1.03.02.01	Property, plant and equipment	4,841,766	4,414,917	3,639,203
1.03.02.02	(-) Special obligation linked to the concession	(640,997)	(588,053)	(543,543)
1.03.03	Deferred charges	40,045	57,321	2,164,046

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - 12/31/2005	4 - 12/31/2004	5 - 12/31/2003
2	Total liabilities and shareholders' equity	13,851,442	12,618,121	12,050,445
2.01	Current liabilities	4,139,282	2,997,243	2,512,970
2.01.01	Loans and financing	1,245,946	904,321	860,692
2.01.01.01	Accrued Interest on debts	47,931	39,748	65,850
2.01.01.02	Loans and financing	1,198,015	864,573	794,842
2.01.02	Debentures	368,440	355,992	317,180
2.01.02.01	Accrued Interest on debentures	94,948	98,490	223,525
2.01.02.02	Debentures	273,492	257,502	93,655
2.01.03	Suppliers	782,233	663,857	660,989
2.01.04	Taxes and social contributions payable	474,960	409,474	398,920
2.01.05	Dividends and interest on equity	489,263	158,644	8,444
2.01.06	Reserves	6,768	5,284	8,398
2.01.06.01	Employee Profit Sharing	6,768	5,284	7,949
2.01.06.02	Reserve for contingencies	0	0	449
2.01.07	Due to Related Parties	54	0	15,805
2.01.08	Other	771,618	499,671	242,542
2.01.08.01	Payroll	1,932	3,792	3,110
2.01.08.02	Employee pension plans	121,048	100,530	51,112
2.01.08.03	Regulatory charges	30,945	61,504	35,517
2.01.08.04	Accrued liabilities	29,490	25,935	23,073
2.01.08.05	Deferred Tariff Gain Variations	262,764	148,536	5,064
2.01.08.06	Derivative contracts	39,928	43,056	24,710
2.01.08.07	Other	285,511	116,318	99,956
2.02	Long-Term Liabilities	4,916,112	5,387,878	5,948,075
2.02.01	Loans and financings	1,807,465	2,144,341	2,146,116
2.02.02	Debentures	1,556,599	1,640,705	2,215,383
2.02.03	Reserves	376,510	304,036	254,881
2.02.03.01	Reserve for Contingencies	376,510	304,036	254,881
2.02.04	Related parties	0	0	0
2.02.05	Other	1,175,538	1,298,796	1,331,695
2.02.05.01	Suppliers	201,982	229,874	187,797
2.02.05.02	Employee pension plans	793,343	798,903	743,623
2.02.05.03	Taxes and social contributions payable	31,110	86,503	183,232
2.02.05.04	Deferred Tariff Gain Variations	11,976	47,209	182,747
2.02.05.05	Derivative contracts	29,635	44,696	6,336
2.02.05.06	Other	107,492	91,611	27,960
2.03	Deferred income	0	0	0
2.04	Non-controlling shareholders’ interest	0	137,018	192,013
2.05	Shareholders’ equity	4,796,048	4,095,982	3,397,387
2.05.01	Capital	4,734,782	4,082,036	4,940,998

2.05.01.01	Capital	4,734,790	4,082,036	4,940,998
2.05.01.02	Treasury shares	(8)	0	0
2.05.02	Capital reserves	0	0	0
2.05.03	Revaluation reserves	0	0	0
2.05.03.01	Own assets	0	0	0
2.05.03.02	Subsidiary/associated companies	0	0	0
2.05.04	Profit reserves	61,266	13,946	0
2.05.04.01	Statutory reserves	61,266	13,946	0
2.05.04.02	Reserves required by the Company's statutes	0	0	0
2.05.04.03	For contingencies	0	0	0
2.05.04.04	Unrealized profits	0	0	0
2.05.04.05	Profit retention	0	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0	0
2.05.04.07	Other profit reserves	0	0	0
2.05.05	Accumulated deficit	0	0	(1,543,611)

07.01 – CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 01/01/2005 to 12/31/2005	4 - 01/01/2004 to 12/31/2004	5 - 01/01/2003 to 12/31/2003
3.01	Operating revenues	10,907,058	9,548,670	8,081,706
3.02	Deductions from Operating Revenues	(3,168,146)	(2,812,417)	(2,024,637)
3.03	Net operating revenues	7,738,912	6,736,253	6,057,069
3.04	Cost of Sales and/or Services	(5,316,380)	(4,966,436)	(4,435,515)
3.04.01	Electricity purchased for resale	(3,174,765)	(3,125,752)	(3,020,175)
3.04.02	Electricity network usage charges	(757,186)	(678,558)	(445,539)
3.04.03	Personnel	(199,669)	(189,592)	(169,147)
3.04.04	Employee pension plans	(90,362)	(148,429)	(84,046)
3.04.05	Material	(33,990)	(31,984)	(22,379)
3.04.06	Outsourced services	(98,030)	(87,640)	(83,997)
3.04.07	Depreciation and amortization	(273,154)	(251,161)	(256,236)
3.04.08	Fuel consumption account - CCC	(392,454)	(251,403)	(261,269)
3.04.09	Energy development account - CDE	(272,842)	(184,626)	(77,963)
3.04.10	Other	(23,928)	(17,291)	(14,764)
3.05	Gross operating income	2,422,532	1,769,817	1,621,554
3.06	Operating Expenses/Income	(1,182,182)	(1,185,573)	(1,819,919)
3.06.01	Sales and Marketing	(212,278)	(195,329)	(148,408)
3.06.02	General and administrative	(266,927)	(268,233)	(279,219)
3.06.03	Financial Income (Expense)	(519,811)	(683,834)	(1,007,337)
3.06.03.01	Financial income	576,808	431,836	521,078
3.06.03.02	Financial expenses	(1,096,619)	(1,115,670)	(1,528,415)
3.06.03.02.01	Interest on Equity - (expense)	(190,551)	(6,649)	(659)
3.06.03.02.02	Goodwill amortization	(117,561)	(99,802)	(167,152)
3.06.03.02.03	Financial Expenses	(788,507)	(1,009,219)	(1,360,604)
3.06.04	Other operating income	0	0	0
3.06.05	Other operating expenses	(183,166)	(38,177)	(384,955)
3.06.05.01	Merged Goodwill Amortization	(8,148)	(10,583)	(364,841)
3.06.05.02	Other Operating Expense	(175,018)	(27,594)	(20,114)
3.06.06	Equity in subsidiaries	0	0	0
3.07	Income (loss) from operations	1,240,350	584,244	(198,365)
3.08	Nonoperating income (expense)	(360)	(4,415)	43,852
3.08.01	Nonoperating Income	10,508	14,935	53,943
3.08.02	Nonoperating Expense	(10,868)	(19,350)	(10,091)
3.09	Income before taxes on income and Extraordinary Item	1,239,990	579,829	(154,513)
3.10	Income tax and social contribution	(388,795)	(287,377)	(130,072)
3.10.01	Social contribution	(101,787)	(68,244)	(26,568)
3.10.02	Income tax	(287,008)	(219,133)	(103,504)
3.11	Deferred income tax and social contribution	52,462	34,643	21,063

3.11.01	Deferred Social contribution	9,415	8,624	5,181
3.11.02	Deferred Income tax	43,047	26,019	15,882
3.12	Statutory profit sharing/contributions	(32,559)	(33,655)	(33,655)
3.12.01	Profit sharing	0	0	0
3.12.02	Contributions	(32,559)	(33,655)	(33,655)
3.12.02.01	Extraordinary item net of tax effects	(32,559)	(33,655)	(33,655)
3.13	Reversal of interest on Equity	190,551	6,649	659
3.14	Non-controlling shareholder's interest	(40,371)	(21,170)	(874)
3.15	Net Income	1,021,278	278,919	(297,392)
	SHARES OUTSTANDING EX- TREASURY STOCK (in thousands)	479,756	451,629	4,118,698
	NET INCOME PER SHARE	2.12874	0.61758
	LOSS PER SHARE			(0.07221)

08.01 – CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 – 01/01/2005 to 12/31/2005	4 – 01/01/2004 to 12/31/2004	5 – 01/01/2003 to 12/31/2003
4.01	Sources of funds	2,440,839	3,692,063	4,194,533
4.01.01	From operations	1,311,633	955,868	745,796
4.01.01.01	Net income	1,021,278	278,919	(297,392)
4.01.01.02	Items not affecting working capital	290,355	676,949	1,043,188
4.01.01.02.01	Non-controlling shareholders’ interest	40,371	21,170	874
4.01.01.02.02	Monetary Restatement of Rationing Regulatory Assets	(243,800)	(171,476)	(161,145)
4.01.01.02.03	Provision for Losses on Realization of Rationing Regulatory Assets	91,805	32,250	0
4.01.01.02.04	2003 Tariff Review	(28,441)	69,744	0
4.01.01.02.05	Other Regulatory asset	(38,729)	(44,813)	0
4.01.01.02.06	Depreciation and Amortization	427,958	387,711	813,235
4.01.01.02.07	Reserve for contingencies	74,494	44,747	83,493
4.01.01.02.08	Long-term interest and monetary and exchange variations	(89,148)	131,950	189,315
4.01.01.02.09	Unrealized losses (gains) on derivative contracts	(15,061)	38,360	63,735
4.01.01.02.10	Pension plan costs	124,853	190,481	110,767
4.01.01.02.11	Losses (gains) on disposal of property, plant and equipment and investments	156	1,950	(46,354)
4.01.01.02.12	Deferred Taxes - Assets and Liabilities	(84,685)	(46,755)	(18,914)
4.01.01.02.13	Research and Development and Energy Efficiency Programs	24,578	0	0
4.01.01.02.14	Other	6,004	21,630	8,182
4.01.02	From shareholders	17,258	684,649	1,200,000
4.01.02.01	Capital contribution - Initial Public Offering	0	684,649	1,200,000
4.01.02.02	Capital contribution - Subscription Bonus	17,258	0	0
4.01.03	From third parties	1,111,948	2,051,546	2,248,737
4.01.03.01	Long-term financing and debentures	544,028	1,278,274	1,413,000
4.01.03.02	Transfer from noncurrent to current assets	356,150	457,727	372,524
4.01.03.03	Intercompany loans	0	0	6,933
4.01.03.04	Transfer of short-term liabilities to long-term liabilities	5,936	6,803	100,500
4.01.03.05	Special obligations	23,371	31,798	48,440
4.01.03.06	Sale of Permanent Equity Interest	1,225	0	28,920
4.01.03.07	Sale of permanent assets	18,261	9,918	238,699
4.01.03.08	Transfers from noncurrent to current – CVA, net	162,625	261,990	0
4.01.03.09	Other	352	5,036	39,721
4.02	Uses of funds	2,984,340	3,329,349	2,284,222
4.02.01	Purchase of interest in subsidiaries	6,829	0	0
4.02.02	Increase in property, plant and equipment	626,537	605,716	564,382
4.02.03	Financial Investments	105,254	0	0
4.02.04	Advance Energy Purchase Agreements	5,457	0	0
4.02.05	Transfer from long-term to current liabilities	1,135,464	1,546,357	1,394,355

4.02.06	Dividends and interest on equity	917,985	289,651	0
4.02.07	Redemption of debentures	0	721,990	178,010
4.02.08	Transfer from current to noncurrent assets	83,889	78,694	51,483
4.02.09	Additions to deferred charges	7,102	21,205	42,154
4.02.10	Escrow deposits	78,704	44,077	33,336
4.02.11	Other	17,119	21,659	20,502
4.03	(Decrease) increase in working capital	(543,501)	362,714	1,910,311
4.04	Increase (decrease) in current assets	547,626	846,987	(415,930)
4.04.01	Beginning of year	3,222,665	2,375,678	2,791,608
4.04.02	End of year	3,770,291	3,222,665	2,375,678
4.05	Increase (decrease) in current liabilities	1,091,127	484,273	(2,326,241)
4.05.01	Beginning of year	3,048,155	2,512,970	4,839,211
4.05.02	End of year	4,139,282	2,997,243	2,512,970

09.01 – INDEPENDENT AUDITORS’ REPORT

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Management of

CPFL Energia S.A.

São Paulo - SP

1. We have audited the accompanying individual (Company) and consolidated balance sheets of CPFL Energia S.A. and subsidiaries as of December 31, 2005, and the related statements of operations, changes in shareholders’ equity (Company), and changes in financial position for the year then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements. The financial statements of the indirect subsidiary Rio Grande Energia S.A. for the year ended December 31, 2005, whose proportional assets and result represent 9.2% and 6.2%, respectively, of the Company’s consolidated total assets and net income for the year ended December 31, 2005, were audited by other independent auditors whose report thereon, dated February 14, 2006, was unqualified. The financial statements of the indirect subsidiary Campos Novos Energia S.A. (in preoperating stage) for the year ended December 31, 2005, whose proportional assets represent 4.8% of the Company’s consolidated total assets as of December 31, 2005, were audited by other independent auditors whose report thereon, dated January 13, 2006, was unqualified. Our opinion, insofar as it relates to the amounts for these subsidiaries included in the consolidated financial statements, is based solely on the reports of those auditors.

2. Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, based on our audits and on the reports of the other auditors, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial positions of CPFL Energia S.A. and subsidiaries as of December 31, 2005, and the results of their operations, the changes in shareholders’ equity (Company), and the changes in their financial positions for the year then ended in conformity with Brazilian accounting practices.

4. The supplementary information, prepared under the responsibility of the management of the Company and its subsidiaries, contained in Appendices I and II, referring, respectively, to the statements of cash flows and value added for the year ended December 31, 2005, is presented for purposes of additional analysis and is not a required part of the basic financial statements. This supplementary information has been audited by us to the extent indicated in paragraph 1 and in accordance with the auditing procedures mentioned in paragraph 2 and, in our opinion, based on our audits and on the reports of the other auditors, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

5. As discussed in Note 3 - item (b) to the financial statements, the status of the tariff revisions and adjustments of the subsidiary Companhia Paulista de Força e Luz (“CPFL Paulista”) is as follows: (i) the National Electric Energy Agency (ANEEL) definitively changed, on April 6, 2005, the percentage related to the periodic tariff revision of 2003 for CPFL Paulista. In addition, CPFL Paulista recognized the amount of R$ 33,100 thousand, in long-term assets, related to the difference between the regulatory depreciation rate of 4.64% p.a., used by ANEEL to calculate the “quota de reintegração” (regulatory depreciation – accounting depreciation), and the percentage of 4.85%, calculated by CPFL Paulista based on the information provided to the concession authority. CPFL Paulista’s management calculated the regulatory depreciation rate of 4.85% p.a., which was subject to a specific inspection by ANEEL. CPFL Paulista is awaiting the final approval of this claim by ANEEL’s directors. CPFL Paulista’s management considers that these discussions will have a successful outcome and that the respective asset will be realized.

6. The individual and consolidated financial statements and supplementary information contained in Appendices I and II as of December 31, 2004, presented for comparative purposes, were audited by us, and our unqualified report thereon, dated March 3, 2005, contained the following: (a) a comment that our opinion as (i) to the amounts related to the indirect subsidiary Rio Grande Energia S.A., included in the consolidated financial statements, was based solely on the opinion of the other auditors, whose report thereon, dated February 25, 2005, contained a qualification as to the deferral of net exchange losses. The effects of this deferral on the individual and consolidated financial statements as of December 31, 2004 are immaterial. Said deferral was concluded on December 31, 2004; and (ii) to the amounts related to the indirect subsidiary Campos Novos Energia S.A., included in the consolidated financial statements, was based solely on the opinion of the other auditors, whose report thereon, dated January 21, 2005, was unqualified; and, (b) contained emphasis of matter paragraphs related to: (i) the recording by the subsidiaries Companhia Paulista de Força e Luz and Companhia Piratininga de Força e Luz of regulatory assets and liabilities pending approval by ANEEL and therefore subject to changes upon their definitive approval by the regulatory agency; (ii) the fact that the 2003 periodic tariff revision and the 2004 tariff adjustment of Companhia Paulista de Força e Luz, which were pending approval by ANEEL on that date, were approved in April 2005; (iii) the fact that the 2003 periodic tariff revision and the 2004 tariff adjustment of the subsidiary Companhia Piratininga de Força e Luz, which were pending approval by ANEEL on that date, were approved in October 2005; (iv) the change in the percentage of amortization of goodwill on acquisition of investments and downstream merger on June 30, 2004 retroactively to January 1, 2004; and (v) the change in characteristics of redemption and fixed dividends of class C preferred shares of the subsidiary Companhia Paulista de Força e Luz, which started to be ruled by Law No. 6404/76, and the enforcement, effective January 1, 2004, of the provisions of the Brazilian Securities Commission (CVM) Instructions No. 319 and 349 on the balance of goodwill arising from downstream merger, comprising the classification of the remaining net balance in long-term assets as deferred tax credit.

7. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, February 14, 2006

DELOITTE TOUCHE TOHMATSU	Walbert Antonio dos Santos
Auditores Independentes	Engagement Partner

10.01 – MANAGEMENT REPORT

     CPFL Energia
2005 Management Report

Management Report

Dear Shareholders,

In respect to the legal and statutory dispositions, the Management of CPFL Energia S.A. (CPFL Energia) would like to submit to your appreciation the Company’s Management Report and Financial Statements, with the opinion of the Independent Auditors and the Statutory Audit Committee, related to the fiscal year ended December 31, 2005. All comparisons carried out in this Report take into account consolidated data.

1. Letter from the Executive Officers

In 2005, CPFL Energia continued to achieve positive results from the business strategy it has developed since its incorporation. Based on clearly defined goals, CPFL Energia consolidated all four points of its strategic agenda: (i) Synergetic Growth, aimed at increasing its share in the Brazilian energy market through economies of scale and a synergetic participation in the segments of electric power generation, distribution and sales services; (ii) Operational Efficiency, aimed at maintaining the high levels of efficiency and quality achieved in the corporate and operational management; (iii) Financial Discipline, aimed at sustaining a strict financial discipline in the management of the group’s businesses; and (iv) Differentiated Corporate Governance, aimed at enhancing its practices, demonstrating its commitment to corporate responsibility and sustainability.

At year-end, these strategies, driven by the favorable economic environment, provided the best results the Company has ever achieved since its incorporation. Consolidated gross revenues increased 14% in comparison to the previous year, amounting to R$10,907 million. This result was primarily due to the 4.7% growth in electric power sales, the effects of the annual tariff adjustments, and the rise in revenues from the usage of the distribution system (TUSD). Thanks to the growth in revenues and the efficient management of costs and expenses, operating cash generation, as measured by EBITDA, increased 26% in relation to 2004, totaling R$2,120 million. As a result, the Company’s consolidated net income, which was also favored by the reduction in net financial expenses, increased 266%, amounting to R$1,021 million in the year, as compared to R$279 million in 2004.

The main factors contributing to these results were the remarkable performance in the three business segments in which the Company participates, in addition to the improvement of the group’s financial results. Sales of electric power to end users and other agents increased 4.7% —more than twice the 2.3% rise experienced by Brazil’s Gross Domestic Product (GDP)—amounting to 38,357 GWh.

In the distribution segment, Companhia Paulista de Força e Luz (CPFL Paulista), Companhia Piratininga de Força e Luz (CPFL Piratininga) and Rio Grande Energia (RGE), which operate in markets with growth rates exceeding the Brazilian average, served 5.6 million customers, recording total sales amounting to 31,019 GWh. The consumption of the residential, commercial and rural classes went up, reaching growth rates of 5.8%, 8% and 6.9%, respectively, while the migration of customers to the free energy market was offset by the increase in revenues from the usage of the distribution system (TUSD). The group’s distributors also maintained a leading position regarding the quality of their electric power provision and related customer services. Performance was considerably superior to the standard demanded by the Brazilian National Electric Power Agency (Aneel), in particular CPFL Paulista’s and CPFL Piratininga’s, which presented the best indices of electric power provision quality—as measured by the average duration and frequency of interruptions—among all Brazilian distributors.

In the sales services segment, thanks to an aggressive strategy of customer acquisition and loyalty promotion, CPFL Brasil, the group’s sales company, remained the market leader. At year-end 2005, it had 86 customers and experienced a 114% increase in sales to the free market, which amounted to 6,863 GWh. Total sales in the period rose 50% and the Company achieved a market share equivalent to 27% of all electric power sold by sales companies in Brazil. It also consolidated its position as an important provider of energy-related solutions and consulting services in energy management.

In the generation segment, CPFL Geração continued its installed capacity expansion program, with investments in the construction of new hydroelectric power plants (HPPs) and in the repowering of its small hydroelectric power plants (SHPPs). A highlight in 2005 was the conclusion and beginning of commercial operations, on November 1st, of Barra Grande HPP’s first generation unit. In 2005, we also concluded the construction of the Campos Novos HPP and began to fill its reservoir, a step that precedes its commercial operation, which is expected to begin in the first quarter of 2006. In addition, the repowering works of the Gavião Peixoto SHPP were initiated, and four new SHPPs were acquired and grouped in the recently-created CPFL Sul Centrais Elétricas, CPFL Geração’s newest subsidiary.

Thanks to that, the installed generation capacity, which was 854 MW at the end of 2004, totaled 915 MW in 2005, and it should amount to 1,501 MW within the first half of 2006, with the beginning of operations of three generation facilities at the Campos Novos HPP, of two additional generation units of the Barra Grande HPP, and the second generation facility of the Monte Claro HPP, resulting in a 76% growth in comparison to 2004.

With the conclusion of the remaining on-going generation projects, CPFL Geração will have an installed power capacity of 1,993 MW in 2010. This should be achieved as from the beginning of commercial operations of the Castro Alves, 14 de Julho and Foz do Chapecó hydroelectric power plants, in 2007, 2008 and 2010, respectively. The works of the Foz do Chapecó HPP will be initiated in 2006.

In the financial management area, CPFL Energia maintained the improving trends shown in the previous years. Among other indicators, it is important to highlight the reduction in the nominal cost of its debt, which decreased from 17.7% per annum in 2004 to 13.4% per annum in 2005, in addition to the increase in the average amortization term, which rose from 5.1 to 6.1 years. Within the group, debt is monitored through financial indicators that must be observed prior to taking out new loans. The Company’s cash management generated higher yields than the CDI, based on financial investments that follow a policy limiting credit risks, and the prepayment of suppliers through discounts. The strong financial indicators and, in particular, the measures taken to protect the cash flow, were highlighted in a report by Standard & Poors that raised the Company’s rating to BrA+.

In 2005, we also concluded the implementation of the Shareholder Value Creation (SVC). This advanced management system directs the Company’s value creation initiatives. The main external measurement tool of the SVC is the Total Shareholder Return (TSR), in addition to the following internal tools: the Total Business Return (TBR), the Cash Return on Gross Investment (CFROGI), and the Cash Value Added (CVA).

In the regulatory field, a major highlight was the completion of a cycle marked by decisions, such as the conclusion of the tariff revision of the distributors Companhia Paulista de Força e Luz and Companhia Piratininga de Força e Luz. This initial period tested some tools developed based on the New Regulatory Framework, which were aimed at ensuring the market is supplied through the allocation of the existing energy, and at encouraging further investments in the Brazilian energy industry. These initiatives, which include holding auctions for existing energy and conducting adjustment auctions, were crowned at the end of 2005, with the first new energy auction, which, even though within the government’s expectations, had a reduced participation of private investors in new hydroelectric developments. A more profound evaluation of the results achieved in these first events will lead to the improvement of the model, in order to foster additional private investments in the industry.

The capital markets also recognized the efforts made—and the results achieved—by the Company. Our free float went up to 17.75% in December 2005 from 13.64% at the Initial Public Offering in September 2004. CPFL Energia’s shares have shown increasing sales volumes and are already part of some of the main market indices, such as the IbrX-100 (the 100 most traded shares in Brazil) and the IEE (an index consisting of the leading energy companies listed at the Bovespa). CPFL Energia was included in the DJBr20 ADR, the Dow Jones index of the 20 most traded Brazilian ADRs at the New York Stock Exchange (NYSE).

The differentiated positioning regarding Corporate Governance resulted in the inclusion of its shares into indices reflecting advanced responsibility and sustainability practices. These are: the Differentiated Corporate Governance Stock Index (IGC); the Differentiated Tag Along Stock Index (ITAG); and the Corporate Sustainability Index (ISE).

The return to CPFL Energia’s shareholders, as measured from the appreciation of the Company’s shares, was above the average return of investments made in the stock exchange. In Brazil, CPFL’s shares appreciated 65%, in comparison to the 28% rise of the Ibovespa index. In the USA, the price of the ADRs increased 86%, in comparison to the 0.6% depreciation of the Dow Jones. In addition, CPFL Energia has adopted differentiated remuneration practices for the capital invested by the shareholders, distributing the Company’s entire income, after the legal reserves, in the form of dividends.

In 2005, the Company’s main achievement was the recognition Companhia Paulista de Força e Luz received from the Brazilian National Quality Foundation through its National Quality Award (PNQ), which is granted to companies with excellent corporate management practices. Since its creation 13 years ago, only 17 large-sized Brazilian private companies have received the PNQ, one of the world’s leading awards in this area. CPFL Paulista is the only company in the Brazilian energy industry ever awarded with it.

It is important to highlight the effort of our companies to minimize the social and environmental impact arising from their operations. Since 2001, the group has invested R$297 million in these programs, R$76 million of which in 2005.

CPFL Energia relies on the trust of its shareholders, investors, suppliers and customers, and, especially, in the commitment of its managers and employees to face the great challenges of the years to come. We are ready to expand our market share in the Brazilian energy industry in an orderly and competitive way and, as a result, to contribute decisively to Brazil's sustainable growth.

Wilson Ferreira Jr.
CEO

2. Corporate Profile

CPFL Energia operates as a holding company, with interests in the capital of other companies dedicated to the following business segments of the energy industry:
- Distribution: through its wholly-owned subsidiary Companhia Paulista de Força e Luz (CPFL Paulista), CPFL Energia owns 100% of the capital of Companhia Piratininga de Força e Luz (CPFL Piratininga), and 67.07% of Rio Grande Energia S.A. (RGE);
- Generation: through its wholly-owned subsidiary CPFL Geração de Energia S.A. (CPFL Geração), CPFL Energia indirectly controls 100% of the capital of CPFL Centrais Elétricas S.A. (CPFL Centrais Elétricas), 100% of Semesa S.A. (Semesa), and 100% of CPFL Sul  Centrais Elétricas Ltda. (CPFL Sul Centrais Elétricas), all of which are operational. It also holds interests in the following companies: 65% in Companhia Energética Rio das Antas (Ceran), 25.01% in Energética Barra Grande S.A. (Baesa), 48.72% in Campos Novos Energia S.A. (Enercan), and 66.67% in Foz do Chapecó Energia S.A. (Foz do Chapecó). With the exception of the first two companies, which are already operational, these facilities are currently under construction; and
- Sales Services: through its wholly-owned subsidiary CPFL Comercialização Brasil S.A.

Corporate Structure on 12/31/2005

3. Recent Developments

ECONOMIC ENVIRONMENT

In 2005, the Brazilian economy felt a positive impact from an expanding economic environment and controlled inflation rates in the world’s primary financial centers. As a result, international interest rates decreased, leading investors to direct their funds to emerging markets—such as Brazil—whose economies display consistent economic fundamentals and which may maximize returns. In 2005, the huge capital inflow, coupled with the record-breaking US$44.8 billion trade balance surplus, resulted in an 11.8% appreciation of the Real against the US Dollar. At year-end the exchange rate was US$1.00/R$ 2.34.

Internally, the inflation target control policy—through adjustments in the basic interest rate—was maintained. At the beginning of the year, the basic interest rate was 18.25% . In May, it peaked at 19.75% . Then, it was gradually reduced to 18% at year-end. These developments allowed Brazil to keep inflation under control—according to the IGP-M, at year-end it totaled 1.21%, the lowest rate since this index was created. The 2.3% expansion of the GDP was lower than expected. The energy industry, specially in the residential and commercial segments, experienced a rise in the demand due to the following reasons: (i) a 2% increase in income levels, as measured between 2004 and 2005 in the six major metropolitan regions monitored by the Brazilian Institute of Geography and Statistics (IBGE); (ii) the reduction in unemployment rates, which reached 8.3% in 2005, the lowest level since March 2002; and (iii) increased access to credit by the population, as a result of the 83% rise in the credit offer over the period.

REGULATORY ENVIRONMENT

The year 2005 was marked by the effective application and the first tests of the set of norms called New Regulatory Framework for the Energy Sector (Novo Modelo do Setor). Highlights of the period were the structuring and implementation of the entities, such as the Energy Research Company (EPE), the Energy Industry Monitoring Committee (CMSE), and the consolidation of the activities of the Electric Power Trade Board (CCEE), in charge of holding auctions for existing energy, in addition to adjustment and new energy auctions.
The first tests carried out indicate the need of fine-tuning the system to make investments in new plants more appealing to the private capital, thus relieving the public sector from making these investments. However, they also showed the trend towards consolidation in the industry model and indicate a period of more stability of the rules, therefore promoting a more adequate environment for the development of businesses in the industry.

Unwinding of Cross-holdings

ANEEL Resolution 305, of September 5, 2005, approved the extension of the term for implementing the unwinding of cross-holdings of the subsidiary CPFL Paulista, with the transfer of its equity interest in CPFL Piratininga (up to April 2006) and in RGE (up to March 2007) to the holding company CPFL Energia.

Amendment to the Concession Agreement

In 2005, the distributors CPFL Paulista, CPFL Piratininga and RGE signed an amendment to their Concession Agreements. Such amendments include a calculation method that ensures a balance in the transfers of costs related to the acquisition of electric power to serve their consumers, since they take into account electric power acquisition costs in the Variation Costs of Portion “A” Items Compensation Account (CVA), according to Decree 5163/2004.

ELECTRIC POWER TARIFFS

Distribution Segment

In 2005, we concluded the Tariff Revision process of the distributors CPFL Paulista and CPFL Piratininga. RGE’s Tariff Revision process had already been concluded in 2004. As a result, the group’s three distributors’ tariffs were fixed in a definitive way.

Due to a decision made by ANEEL, PIS/COFINS charges were withdrawn from the calculation of electric power tariffs of CPFL Paulista and RGE (05/01/2005), and CPFL Piratininga (10/23/2005). As a result, the costs incurred collecting the PIS/COFINS were fully transferred to consumers, based on a treatment similar to the one granted to the ICMS, thus avoiding losses for the Distributors.

- CPFL Paulista - In April 2005, the 2003 Periodic Tariff Review was concluded, which increased tariffs by 20.29% —while the Annual Tariff Adjustment (IRT) adjusted electric power supply tariffs by 17.74% —and, afterwards, recognized Additional Regulatory Assets of 1.01% .

- CPFL Piratininga - In October 2005, the 2003 Periodic Tariff Review was concluded and resulted in a 9.67% tariff growth. As for the Annual Tariff Adjustment (IRT), it increased electric power supply tariffs by 1.54% on average.

- RGE - In April 2005, electric power supply tariffs rose by 21.93%, on average, based on the Annual Tariff Adjustment (IRT).

Electric Power Generation Segment

Electric power sales agreements, related to the generators, include specific adjustment clauses, which adopt the IGP-M as their main annual adjustment index.

- Semesa S.A. – In January 2005, its electric power supply tariff was increased by 12.42% .

- CPFL Centrais Elétricas S.A. - The tariffs related to the agreements entered into with CPFL Paulista were rose by 4.32% for the Initial Agreements and by 11.12% for the Bilateral Agreements. The Initial Agreements represent the last 25% deregulation installment.

- Ceran and Baesa – The Electric Power Purchase and Sale Agreements corresponding to the electric power portions held by CPFL Geração in the Monte Claro and Barra Grande hydroelectric power plants, were entered into with CPFL Paulista, CPFL Piratininga and CPFL Brasil. These agreements provide for annual adjustments tied to the variation of the IGP-M.

4. Business Performance

ELECTRIC POWER TRADED
CPFL Energia supplies electric power to end users via CPFL Paulista, CPFL Piratininga and RGE, and to free consumers and other agents through CPFL Brasil.
In 2005, the sales of electric power increased 4.7% in relation to the previous year, amounting to 38,357 GWh.

Energy Sales (GWh)

Class	2004	2005	Change
			(%)

Residential	8,302	8,783	5.8
Industrial	17,897	16,995	-5.0
Commercial	4,936	5,329	8.0
Rural	1,619	1,73	6.9
Government	745	800	7.4
Public Lighting	1,07	1,098	2.6
Public Utilities	1,359	1,4	3.0
Own Consumption	26	25	-3.8
Bilateral Contracts	693	2,197	217.0

Total	36,647	38,357	4.7

Performance Analysis per Class

Residential Class
Representing 22.9% of the entire electric power sold by the group, it experienced a 5.8% growth when compared to 2004. This increase was primarily due to the country’s economic recovery, thanks to the improvement in salaries and expansion in the credit offer, which encouraged the acquisition of domestic electrical appliances by the population.

Commercial Class
Representing 13.9% of the entire electric power sold by the group, it had a 8% rise when compared to 2004. This increase was due to the country’s economic recovery, thanks to the improvement in salaries and expansion in the credit offer, which resulted in a 4.8% growth in retail sales in 2005, in relation to the previous year, according to the IBGE’s Monthly Retail Survey.

Industrial Class and Bilateral Agreements
The Industrial Class and the Bilateral Agreements presented, together, a 3.2% growth, going from 18,590 GWh to 19,192 GWh in the period. This trend was due to two reasons: - In the distribution segment, the consumption of the industrial class presented a 20.7% reduction, declining from 15,082 GWh to 11,956 GWh in the period, primarily due to the migration of customers to the free market.

- The sales of electric power to free customers and bilateral agreements presented a 106% increase, rising from 3,509 GWh to 7,236 GWh.

Other Classes
Representing 13.3% of the electric power sold, they presented a 4.8% growth in comparison to the previous year.

Consumption Segments’ Share in Total Sales – 2004/2005
(%)

Class	2004	2005	Variation (%)

Residential	22.7	22.9	0.9
Industrial	48.8	44.3	-9.2
Commercial	13.5	13.9	3.0
Rural	4.4	4.5	2.3
Government	2.0	2.1	5.0
Public Lighting	2.9	2.9	0.0
Public Utilities	3.7	3.6	-2.7
Own Consumption	0.1	0.1	0.0
Bilateral Contracts	1.9	5.7	200

Total	100	100

ELECTRIC POWER DISTRIBUTION

The distributors CPFL Paulista, CPFL Piratininga and RGE operate in more developed areas in the interior of the states of São Paulo and Rio Grande do Sul, and their historical growth rates exceed the national average. As an example, the electric power consumption in the concession areas of CPFL Paulista and CPFL Piratininga increased by 5.0% between 2004 and 2005. This growth rate exceeds the increase in the state of São Paulo and in Brasil, which rose by 3.8% and 4.6%, respectively.

Customers
In 2005, CPFL Energia had impressive 5.608 million customers, a 2.6% growth in relation to the previous year. The residential class, which represents 85.7% of the total number of customers, increased 2.8% in the period.

Billed Power
The electric power billed by distributors totaled 31,019 GWh, a 6.2% drop in comparison to 2004. This reduction was primarily due to the migration of 46 customers from the distributors to the free market.

Electric Power Transmission

Customers who migrate to the free market pay distributors a tariff for using the distribution system (TUSD). In 2005, the transmission of electric power to serve the free consumers in the concession areas of our distributors rose 113%, surging from 3,288 GWh to 7,013 GWh in the period.

Commercial Losses
The distributors CPFL Paulista and CPFL Piratininga maintain permanent initiatives aimed at reducing commercial losses, whether they originate from technical issues (meter maintenance and replacement, for instance) or prevention of clandestine connections. In 2005, 420,000 consumer units were inspected, an 11.4% increase in comparison to the 377,000 units inspected in 2004. In addition, 92.8 thousand obsolete or damaged meters were replaced in the period.

As a result, CPFL Paulista’s commercial losses rate fell to 2.61% between 2004 and 2005. At CPFL Piratininga the reduction was even more accentuated, reaching 1.80% in the period. This represented a revenue recovery amounting to R$122.3 million.

RGE’s commercial losses recovery program carried out 68,700 inspections against fraud cases in 2005, 62% more than the inspections carried out in 2004. As a result, commercial losses in 2005 amounted to 2.75%, resulting in a recovery totaling R$8.9 million in revenues.

Default
As a result of negotiation efforts and debt collection, in addition to the increase in, and efficiency of, electric power cuts, the default rate, calculated based on accounts overdue for more than 30 days, experienced the expressive reduction of 24% at CPFL Paulista, 26% at CPFL Piratininga, and 5% at RGE.

Quality of Services Rendered

Customer Service
One of the goals of CPFL Energia’s distributors is to facilitate and improve customer service quality. In order to do so, it has exclusive Call Centers, working 24/7, with state-of-the-art technology and highly-qualified professionals prepared to offer the best solutions for the customers’ needs. In 2005, 14 million queries were addressed.

In 2005, the personalized Customer Service Agencies carried out 1.23 million assistances, but the major highlights of the year were the electronic service channels. Through the Internet sites (www.cpfl.com.br and www.rge.com.br), 2.98 million assistances were carried out, representing 16.4% of the grand total. These channels have shown constant growth over the last few years, offering the best possible accessibility and comfort conditions for the customers and, for CPFL, the ability of providing fast and reliable services with considerable cost reductions.

Electric Power Provision
The distributors of CPFL Energia are constantly investing in the quality of the electric power provision services. They develop initiatives aimed at enhancing operational management, emergency services logistics organization, in addition to the constant preventive maintenance and inspection of their substations, networks and distribution lines. It also invests in training its professionals in state-of-the-art technology, in standardizing work processes, and in sharing the best operational management practices among the group’s distributors.

The results of these initiatives may be substantiated by the evolution of the electric power provision quality indicators, as well as by its comparison with the Duration-Equivalent of Interruption per Consumer (DEC) and the Frequency-Equivalent of Interruptions per Customer (FEC) indicators, which are published by the Brazilian National Electric Power Agency (Aneel). In 2005, the Brazilian distributors recorded an average 16.33 hours for the DEC and 13.10 times for FEC. In 2005, CPFL Paulista, CPFL Piratininga and RGE had DECs amounting to 6.21, 7.99 and 26.08 hours, respectively. The FEC was 5.41 times at CPFL Paulista, 5.94 at CPFL Piratininga and 16.47 at RGE.

Two of the three distributors of the group, CPFL Paulista and CPFL Piratininga occupy the first and second positions in the Brazilian ranking for these indicators.

Customer Satisfaction
The distributors of CPFL Energia’s group are constantly monitoring customer satisfaction regarding the quality of the services they render. To do that, they use the results from studies prepared by Aneel, such as Aneel’s Consumer Satisfaction Index (IASC), and by Abradee, such as the Perceived Quality Satisfaction Index (ISQP). Aneel cancelled the 2004 IASC survey. According to the 2005 ISQP survey, CPFL Paulista achieved a customer satisfaction rate of 79.9%, CPFL Piratininga totaled 75.4%, and RGE, the best placed overall, reached a customer satisfaction rate of 88.9% .

Universalization of Services
In 2005, CPFL Paulista and CPFL Piratininga were the first distributors to have covered 100% of their concession areas in the country.

The companies made the connections with their own funds until June 2004, when they entered into an agreement with Eletrobrás to carry out the Light for All Program, created by the federal government to carry out the connection works for rural customers, with financing to be arranged through funding from this program. Agreed goals were fulfilled: 4,167 rural customers of CPFL Paulista and 1,530 customers of CPFL Piratininga were connected to the grid. Total investments amounted to R$13.04 million and R$3.24 million, respectively.

At RGE, that goal corresponds to the connection of approximately 17,000 customers. In 2005, also via the Light for All Program, 4,767 rural customers were connected to the grid, with investments of R$20.7 million. Up to 2006, 4,994 additional customers are expected to be connected.

The remaining 7,300 urban customers are being connected using RGE’s own funds. Completion is expected for 2008.

Achievements
A highlight among the distributors of the CPFL Energia Group was the National Quality Award (PNQ)—granted by the Brazilian National Quality Foundation—received by CPFL Paulista in 2005. CPFL Paulista also received the Quality of Management and Operational Management Awards, granted by the Brazilian Electric Power Distributors Association (Abradee). In addition, for the fourth year in a row, it received the award Best Distribution Company in the Country, granted by the magazine Eletricidade Moderna.

ELECTRIC POWER SALES

In 2005, CPFL Brasil, the electric power sales company of the CPFL Energia group, recorded a 50% increase in its total sales, which went up from 11,110 GWh to 16,657 GWh.

CPFL Brasil’s competitiveness was proved with the expressive surge in the sales to free customers and bilateral agreements, which totaled 6,863 GWh in 2005, a substantial 114% growth when compared to the sales of 2004.

In addition, the free consumer portfolio totaled 86 customers at the end of 2005, a 72% increase when compared to its 50 customers in the previous year.

In addition to the sale of electric power, CPFL Brasil offers other value-added services. They include the construction of substations and transmission lines, preventive and corrective maintenance of substations and industrial electric power facilities, electric power efficiency, public lighting, distribution systems for condominiums, and energy management consulting services.

In 2005, sales revenues with these services amounted to R$17.4 million. At year-end, the Company’s ongoing works included the construction of twelve 138 kV substations, totaling 176.5 MVA of installed capacity. In addition to add value directly, this strategy of providing services for customers strengthens the relationship with them and leverages electric power sales opportunities.

ELECTRIC POWER GENERATION

Since its incorporation in September 2000, CPFL Geração has established a business strategy that consists of the expansion of its generation capacity through the acquisition of operational power plants, the construction of new plants—resulting from hydroelectric developments bid by the Brazilian National Electric Power Agency (Aneel)—and via the repowering and upgrading of its SHPPs.

On November 1st, 2005, the first generation unit of the Barra Grande HPP began its commercial operations. CPFL Geração holds a 25% stake in it. The installed power capacity of this unit—of a total of three plants of same size—amounts to 230 MW, and its guaranteed energy totals an average 207 MW, corresponding to 54% of the plant’s total guaranteed energy, which amounts to 380.6 MW on average.

At the end of 2005, the reservoir of the Campos Novos HPP (880 MW) began to be filled. CPFL Geração holds a 48.7% interest in this facility. The Campos Novos HPP’s operations are expected to begin in the first quarter of 2006. Its first generation unit has an average of 342 MW of guaranteed energy, corresponding to 91% of the plant’s total guaranteed energy, which amounts to 377.9 MW on average.

Still in 2005, the works of the 14 de Julho (100 MW) and Castro Alves (130 MW) hydroelectric power plants continued. Both plants belong to the Ceran Complex—in which CPFL Geração holds a 65% stake—and are expected to begin commercial operations in 2007 and 2008, respectively. In addition, the repowering works of the Gavião Peixoto HPP (4.8 MW) were started, and RGE’s four new SHPPs—with a total power output of 2.7 MW—were grouped in the recently-created CPFL Sul Centrais Elétricas, one of CPFL Geração’s wholly-owned subsidiaries.

The installed generation capacity, which was 854 MW at the end of 2004, totaled 915 MW at year-end 2005, and it should amount to 1,501 MW within the first half of 2006, with the beginning of operations of three generation facilities at the Campos Novos HPP, of two additional generation units of the Barra Grande HPP, and the second generation facility of the Monte Claro HPP, representing a 76% rise in comparison to 2004.

The following chart presents the evolution of the installed capacity and guaranteed energy of CPFL Geração from the year 2000, when it had 143 MW of installed capacity, up to 2010, when it should reach a total power output of 1,993 MW.

5. Financial Performance

Management comments on the financial performance and operating income should be read together with the Audited Financial Statements and the Notes to the Statements.

Operating Revenues
In 2005, CPFL Energia’s gross revenues amounted to R$10,907 million, representing a 14.2% increase in comparison to 2004. This result was primarily due to:

- the 4.7% rise in electric power sales, together with the effects of the annual adjustments (IRTs) of 17.74%, 21.93% and 1.54% of the distributors CPFL Paulista, RGE and CPFL Piratininga, and the effects of the 12.42% adjustment to the Semesa agreement (R$1,140 million);

- the 118% growth in revenues for using the distribution system (TUSD), which amounted to R$256 million;

Operating Cash Generation (EBITDA)
In 2005, the Company's operating income, as measured by EBITDA, went up to R$2,120 million, representing a 26.1% increase in comparison to 2004.

This result was primarily due to the 14.9% growth in net revenues (R$1,003 million), which was partially offset by the 3.4% rise in costs with energy (R$128 million) and the 34.8% increase in operating expenses (R$436 million).

EBITDA is arrived at by adding profit, taxes, financial result, depreciation/amortization and private pension scheme, in addition to the adjustments related to the extraordinary item.

Net Income

CPFL Energia’s consolidated net income went up sharply to R$1,021 million, with an impressive rise of 266% in comparison to the R$279 million obtained in 2004. This outstanding result was primarily due to the following factors:

- a 26.1% (or R$439 million) growth in EBITDA;
- a 51.4% (or R$348 million) decrease in net financial expenses; and
- a 40.5% (or R$133 million) fall in the expenses with the private pension scheme and with the recognition of fiscal credits in the holding company.

Net earnings per share in the period soared from R$0.62 to R$1.97.

Dividends
For 2005, the Management proposed the distribution of R$899 million in dividends, which corresponds to 95% of the net income for the year and R$1.92 per share.

This dividend represents a dramatic 215% growth when compared to the R$0.61 per share value recorded in 2004.

Debt
The Company’s debt at the end of 2005 decreased by 1.3% in comparison to the same period in the previous year, amounting to R$4.9 billion.

Adjusted net debt, as calculated based on the total debt (loans and financings plus the debt with a private entity), excluding the statutory assets/CVA and available cash, fell 0.6% in 2005, amounting to R$3,705 million. Net debt/EBITDA ratio had a positive result, dropping to 1.7 at year-end 2005, as compared to 2.3 in the previous year.

The improvement of the debt profile deserves to be highlighted. The actions initiated in 2004 enabled us to improve the Company’s main indicators, including cost reduction and the expansion of the average amortization term.

Such improvement is also a result of the composition of the indices, with a special highlight for the expansion of the portion of the debt tied to the TJLP, arising from the liberation of FINEM funds and from the loans for the construction of the generation plants, in addition to the reduction of the exposition to the CDI, due to relevant amortizations in the distributors, which amounted to R$354 million, related to: (i) the BNDES loan and referring to the RTE/CVA; (ii) the R$151 million amortizations in CPFL Paulista related to the debentures; and (iii) the R$152 million amortizations related to the Floating Rate Notes.

This positive evolution contributed to the improvement of our companies’ ratings to BrA+, as published by Standard & Poors in January 2006.

In December 2004, the BNDES approved the inclusion of CPFL Paulista and CPFL Piratininga in the Expansion and Upgrading of the Electric Power System Program (FINEM), corresponding to loans of R$241 million and R$89 million, respectively, both tied to the TJLP and with a six year term. In 2005, three tranches, totaling R$139 million, were transferred to CPFL Paulista. CPFL Piratininga received four tranches, amounting to R$66 million.

In April 2005, Enercan, of which CPFL Geração holds a 48.72% stake, received the approval for a loan amounting to US$75 million, raised with the Inter-American Development Bank (IDB), to be used in the financing of the Campos Novos HPP. Of the amount borrowed two tranches were released, totaling US$60 million.

In December 2005, CPFL Piratininga raised R$300 million in short-term funds tied to the CDI. This loan was settled in February 2006, with part of the proceeds from the issuance of R$400 million in subordinated debentures, with a five-year maturity. The remuneration of this issuance is at 104 % of the CDI and should be amortized in two installments, the first one on January 1, 2010 and the second one on January 1, 2011.

At year-end 2005, RGE had a total financial debt amounting to R$633 million, virtually stable when compared to its consolidated balance in 2004. Of the R$284 million in new loans released in 2005, a highlight was the issuance of debentures amounting R$230 million, which allowed it to extend its debt profile. This issuance was carried out in two series, one amounting to R$204 million, tied to the CDI and with maturity in April 2009, and the other totaling R$26 million, tied to the IGP-M and with maturity in April 2011.

6. Investments

In 2005, CPFL Energia invested R$626.5 million, through its subsidiaries, in the electric power distribution, generation and sales segments.

The investment in the generation segment was primarily used in on-going undertakings—Ceran Complex, Barra Grande HPP, Campos Novos HPP (R$244 million)—and in other investments (R$11 million), which included the acquisition of four SHPPs in Rio Grande do Sul and the repowering of the Gavião Peixoto HPP.

In the distribution segment, investments of R$202 million were primarily used in the expansion of the electric power system to meet the growth of the consumer market, which increased by 141,000 new customers in 2005. In addition, R$166 million were invested in the maintenance and improvement of the electric power system, in operational infrastructure, operational support systems, and in the research and development program. The main developments in the period were the conclusion of the implementation of the Integrated Distribution System Management Project (GIS-D)—to provide support to distribution activity processes—and the restructuring and upgrading of CPFL Piratininga’s customer support channels.

Segment	Investment (R$ million)

Distribution	368.0

Generation	254.9

Trading	3.5

Total	626.5

7. Corporate Governance

Since its incorporation, CPFL Energia has established the adoption of differentiated Corporate Governance Practices, based on the principles of transparency, equity, accountability and corporate responsibility, as a permanent guideline for its activities and as a key part of its corporate strategy. The main goals of this initiative are to provide the Company with sustainable growth and to ensure the establishment of relations of trust with its shareholders, investors and other stakeholders. According to such guideline, CPFL Energia’s differentials include the following practices:

- shares listed in the New Market of the Bovespa and Level III ADSs at the New York Stock Exchange.
- 100% of Tag Along.
- 100% of Common Shares: based on the “one share-one vote” principle.
- Board of Directors Advisory Committees.
- The Articles of Incorporation of the subsidiaries are in line with CPFL Energia’s Articles of Incorporation.
- Commitment to increase the free float to 25% by 2007.
- Financial Statements in compliance with the US GAAP and Brazil GAAP standards.
- Self-evaluation of the Board of Directors and the Statutory Audit Committee.
- Annual Report published pursuant to the guidelines of the Global Reporting Initiative – GRI.

In addition, CPFL Energia constantly develops initiatives aimed at improving its internal controls. In 2005, it created a Disclosure Committee and implemented processes to check and document 113 procedures to ensure the full compliance of certification-related requirements pursuant to sections 302 and 404 of the Sarbanes-Oxley Act.

The Board of Directors approved the creation of the Corporate Governance Committee, responsible for analyzing changes to the Articles of Incorporation and other documents related to the Company’s management bodies. It was also decided that the Audit Committee was responsible for overseeing and evaluating the work of the Company’s Independent Auditors. Such duties allow CPFL Energia’s Statutory Audit Committee (Conselho Fiscal) to act as the Audit Committee (Comitê de Auditoria) in issues related to the Securities and Exchange Commission (SEC), as provided for in the Sarbanes-Oxley Act. As a result, the Audit Committee has changed its name to Evaluation Committee on Internal Procedures and Controls (Comitê de Avaliação de Processos e Controles Internos), and is now responsible for coordinating the internal audit team.

Still in 2005, the implementation of the Ethical Conduct Channel was concluded. This proactive and preventive initiative is aimed at avoiding practices that may jeopardize the accuracy in the treatment of the Company’s accounting and internal audit issues.

The evolution achieved by CPFL Energia in its Corporate Governance practices was recognized by the market and, as a result, its shares were included—in their first year of sales —in important differentiated indices of the Bovespa, such as the Differentiated Corporate Governance Stock Index (IGC), the Differentiated Tag Along Stock Index (ITAG) and the Corporate Sustainability Index (ISE).

CPFL Energia was also acknowledged by the Organization for Economic Cooperation and Development (OECD) and the International Finance Corporation (IFC) as one of the companies with the best Corporate Governance practices in Latin America. And this was achieved through the inclusion of CPFL Energia in the OECD’s report “Case Studies of Good Corporate Governance,” which highlighted only eight Latin American companies, six of which from Brazil.

8. Capital Markets

Performance of the Shares
CPFL Energia has common shares (ON) traded in the New Market of the São Paulo Stock Exchange (Bovespa) and American Depositary Shares listed in the New York Stock Exchange (NYSE). Each ADS represents three (3) common shares.

In 2005, the performance of CPFL Energia shares (CPFE3 and CPL) surpassed the main indices of the capital markets. At Bovespa, the shares appreciated 64.8% against 42.9% of the IEE and 27.7% of the Ibovespa. At NYSE, the ADSs went up 85.5% against a 47.5% growth of the Dow Jones Brazil Titans 20 ADR and a 0.6% decrease of the Dow Jones Index.

CPFL shares also had a superior performance in comparison to other important indices.

After going public in September 2004, CPFL was included in some of the main indices of local and international markets. At Bovespa, CPFL Energia shares are included in the following indices: IbrX -100, the Energy Industry Index (IEE), the Differentiated Corporate Governance Stock Index (IGC), the Differentiated Tag Along Stock Index (ITAG), and, since December 2005, the Corporate Sustainability Index (ISE). At the NYSE, the Company’s shares are part of the Dow Jones Brazil Titans 20 ADR Index.

Investor Relations
In 2005, CPFL Energia continued to expand its shareholder and investor relations and communications channels. The main initiatives developed in the period were: (i) the CPFL Day, at the New York Stock Exchange, which gathered investors, market analysts, and members of the international financial community; (ii) the organization of an event to celebrate the First Anniversary of the IPO at the Bovespa and the presentation of related results; and (iii) the implementation of a strategy to approach individual investors, which included initiatives such as the participation in the Expomoney SP, a trade show opened to individual investors.

In addition to these initiatives, the Company carried out other events with investors and analysts, resulting in 261 individual meetings, including:

  ten webcasts and ten public presentations for investors.
  four domestic and three international non-deal road shows.
  ten domestic and seven international conferences.
  visits of analysts and investors to the Company’s operating and administrative facilities;

The expansion of analyst relations and communications channels resulted in the increase in the number of institutions following the Company regularly and making estimates of its results. At the end of 2005, fourteen institutions were following the Company as compared to five at the end of 2004.

The Investor Relations website was expanded with the inclusion of new informational areas. This initiative was complemented with seven issues of the newsletter “Investidor CPFL,” a bimonthly publication produced in Portuguese and English.

Due to all these initiatives, CPFL Energia received important market awards:

•	2005 ABAMEC Quality Award

•	2005 APIMEC SP - Best Presentation

•	2005 Institutional Investor Magazine

	•	1st place in “Corporate Governance” – Latin America Electric Utilities

	•	Runner-up in “Investor Relations” – Latin America Electric Utilities – Sell Side

	•	Runner-up in “Investor Relations” – Latin America Electric Utilities – Buy Side

•	2005 IR Magazine Awards -Brazil

	•	Honorable Mention – Best Investor Relations in an IPO

9. Corporate Responsibility and Sustainability

The initiatives, programs and attitudes related to Corporate Responsibility and Sustainability are one of the pillars of CPFL Energia’s Strategic Agenda, and form the basis for the sustainable growth of the Company’s businesses.

The Corporate Responsibility and Sustainability Program has initiatives arising from basic premises aimed at contributing effectively to the social, cultural and economic development of the communities in its concession areas, and to the preservation of the environment.

The initiative guidelines of the Program permeate all of the Company’s activities and are practiced in the following areas:

1. in transparency and business ethics
2. in the initiatives carried out in neighboring communities
3. in the environments where CPFL has a leading role and considerable social influence
4. in the business chain
5. in the management of process and service quality
6. in the management of Human Resources
7. in the management of environmental impacts

Transparency and Ethics
In 2005, the Annual Report was published, for the third year in a row, pursuant to the guidelines of the Global Reporting Initiative (GRI), and the Revision of the Corporate Conduct and Ethics Code was concluded in line with the provisions of the Sarbanes-Oxley Act. The new version of the Ethics Code will be implemented in the first half of 2006.

Communities: Knowledge Availability
The project “New Identities – Going Through Changes: Knowledge, Wisdom and Happiness” is aimed at sharing knowledge from the most diverse areas and at providing the means for people to understand the challenges of the 21st century. It was carried out from March to December 2005, in the Espaço Cultural CPFL, in Campinas, in the state of São Paulo, and its lectures with experts and scholars were opened to the general public. Approximately 75,000 people participated. Since its inception, the Espaço Cultural has involved more than 160,000 people in its activities, which are also broadcast throughout the country.

The relationship with the communities also includes programs dealing with health, art and educational issues. One of its foremost initiatives is the Program to Revitalize Philanthropic and Charity Hospitals (Hospitais Filantrópicos and Santas Casas de Misericórdia), which includes the training on the best managerial practices to be adopted by hospitals in the concession areas of CPFL Energia and its subsidiaries.
In the educational area, the programs “CPFL in the Schools” and the “Learning Project” are carried out aimed at promoting the responsible consumption of electric power and fostering the professional development of young adults from low-income families.

Business Chain
Since 2002, CPFL Energia has promoted the dissemination among its suppliers of corporate social responsibility concepts, with a view to encourage the formation of the Value Network, a group to study the issue.

Leadership and Social Influence
CPFL Energia leads and takes part in corporate and NGO initiatives promoting sustainable development. Since 2003, it is a member of the Global Compact and it has been a member of the Brazilian Committee of that initiative since 2004. The Global Compact was created by the UN to gain the commitment of corporations to 10 principles related to human, labor, and environmental rights, and the fight against corruption. Because it is committed to these principles, CPFL Energia supports the dissemination of The United Nations Millennium Development Goals, set forth by the UN in 2004 through the creation of the Permanent Regional Forum for the Promotion of Citizenship and Solidarity, which currently includes 40 companies from the Metropolitan Region of Campinas (SP).

Service Quality and Process Management
Thanks to its Integrated Management System, the group's work procedures are certified by the main international norms: ISO 9001:00 (quality management); ISO 14000:04 (environmental management); OHSAS 18001:99 (occupational safety and health); and SA 8000:01 (social responsibility).

Management of Human Resources
In 2005, CPFL Energia maintained its investments in professional training and development programs for its employees through technical courses, seminars, workshops and specialization activities, which resulted in an average of 126 hours of training per worker, involving classroom and Intranet initiatives.

In 2005, CPFL Energia organized the II CPFL Seminar on Evolution, with the purpose of promoting the exchange of information and technical experience among professionals working in its group of companies. The initiative provided opportunities for electricians, technicians and engineers to share knowledge and evaluate innovative proposals that might be adopted by, and disseminated through, the companies of the group.

- CPFL’s Diversity Program: Set up to expand the inclusion of afro-descendents, women and disabled people among the Company’s personnel. Certain specific goals were established to be achieved in the period of 2005 to 2009 in order to make the Company’s workforce more representative of the population in its concession areas.
In 2005, the Company hired 50 disabled people, pursuant to the CPFL Opportunities Program, which provides for eight hours of daily activities, four of which for secondary educational purposes—in partnership with the State University of Campinas (Unicamp)—and four hours dedicated to professional training at the Company.

- Turnover: In 2005, turnover level was 6.75%, keeping the balance between the retention and renovation of our workforce. At year-end, the Company’s personnel totaled 5,838 employees, in comparison to 5,580 in 2004. The Company’s staff has the following profile:
- average time in the Company is 12.1 years.
- average age is 38 years.

As a result of the personnel valorization and development policies adopted by the group, employees placed CPFL Energia, for the fourth year in a row, among the Best Companies to Work for in Brazil, in a survey prepared by the magazines Exame and Você S.A., according to the criteria defined by the Great Place to Work®Institute.

Environmental impact management
CPFL Energia is permanently involved with the management of the environmental impact arising from its activities and projects in order to ensure the inclusion—in its planning and management procedures—of all preventive and corrective measures required for complying with the legislation and regulatory instruments in force.

The Environmental Management System—through which CPFL Paulista, CPFL Piratininga and CPFL Centrais Elétricas were certified according to the ISO 14001 Norm—enables the Company’s activities to be monitored.

The companies from the CPFL Energia group have also developed environmental programs in the concession areas of their distributors and in the areas surrounding their hydroelectric power plants, to ensure that businesses are carried out respecting the environment and adding value to the communities located in their concession areas.

Here are some of the most important initiatives in that field:

- Urban Tree Planting Program: Distribution of seedlings of native species from each region, that are adapted to grow near electric power distribution grids. In 2005, 123,000 seedlings were distributed to 100 municipalities.

- Urban Tree Planting Guide: Guidance and support for Municipal Governments in urban planning and tree planting processes.
- Program for the Restoration of Species in Rivers and Reservoirs: 390,000 fry are released annually in the rivers of the state of São Paulo.
- Reforestation Program: In 2005, 110,000 seedlings were introduced in the areas surrounding the reservoirs of the small hydroelectric power plants and in the areas covered by the distribution grids and lines.
- Nature School-Ship Project: Support to the project dedicated to disseminate environmental education to teachers, students and the community in the neighborhood of the Americana SHPP’s reservoir.

Projects Developed in Generation Undertakings in Construction
The new undertakings in construction have specific managers to handle environmental issues. For that reason, CPFL Geração developed a shared management of Basic Environmental Projects specific for each undertaking, aimed at ensuring that its policy and its environmental commitments are taken into account in its initiatives.
Decisions are made by Environmental Committees, which consists of representatives from each partner organization and the Environmental Manager of each facility. In order to do that, the implementation of environmental programs and the interrelation with governmental bodies are fundamental for the environmental licensing process and for future electric power generation. An example of this procedure is the issuing of the Barra Grande HPP’s Operating License by Ibama, the Brazilian Environmental Agency, which, in addition to the punctuality in carrying out the environmental programs by Baesa, involved an arrangement among the Company, the Federal Government and the Public Attorney’s Office (Ministério Público), ensuring the generation of electric power and the preservation of the environment.

Here are some of the initiatives carried out:

- Barra Grande HPP: with investments totaling R$165.0 million up to December 2005, of which R$43 million alone in 2005, the Rural Population Resettlement Program continued to be carried out. It is expected that 430 families will be resettled through it: (i) 194 families will be relocated to collective rural resettlements, with basic infrastructure containing houses with attached sheds, farming lots, community centers, and even schools built in the resettlement area. Of this total, 86 families are already resettled. (ii) 230 families are receiving letters of credit and purchasing their own plots of land; and (iii) 6 families are installed in resettlements in the remaining areas. It also includes the following: (i) 127 families identified as small farmers or as non-owners, whose activities were related to land use, receive institutional support; (ii) the protection of the biodiversity, with programs to recover and preserve the native fauna and flora, including several endangered species; (iii) the creation of a seedling nursery to foster the diversity of the flora, with a production of 680,000 seedlings, which were used in reforestation projects developed around the reservoir or donated to third parties to recover other areas.

- Campos Novos HPP: with investments totaling R$98.0 million up to December 2005, of which R$24 million alone in 2005, the Rural Population Resettlement Program continued to be carried out. It is expected that 297 families will be transferred through it: (i) 31 families were installed in collective rural resettlements, with an infrastructure similar to the one of Barra Grande, and all these families are already occupying their plots of land; (ii) 49 families were installed in small collective rural resettlements, and they are already occupying their plots of land; (iii) 170 families are receiving their letters of credit and purchasing their property; and (iv) 47 families were installed in resettlements in the remaining areas. In addition, it also includes the following: (i) development of the Rural Development Fund (FDR), through the transfer of funds to SEBRAE-SC, with a view to add value to small properties, which will assist over 300 families in the region; (ii) implementation of a Conservation Unit with 1,068 ha, with acquisition of the area, its transfer to the environmental body and preparation of a Stewardship Plan; (iii) recovery of the Permanent Preservation Area (APP) neighboring the reservoir, equivalent to 1,832 ha, with the planting of 206,000 seedlings of native species, among which are two endangered species—the Brazilian pine and the xaxim (a type of giant fern)—cultivated in the plant’s own nursery. As a result of the work carried out in the mitigation of environmental impacts, Enercan received the Fritz Muller Award from the Santa Catarina State Government.

Recognized Social Responsibility

In 2004, the performance of the CPFL Energia group in the area of corporate responsibility and sustainability management was recognized, and it received some important awards, granted by widely respected organizations:

- Social Responsibility Management, from the Brazilian Association of Electric Power Distributors (Abradee), granted for the fourth time in a row to CPFL Paulista. CPFL Piratininga was the runner-up;
- Exame Guide – The 150 Best Companies to Work for, from the magazine Exame, due to the human resources management practices adopted by CPFL Energia;
- 2004 and 2005 Social Balance Award, granted by Apimec, Ibase, Fides and Instituto Ethos, for the Annual Reports of 2003 and 2004.

10. Independent Auditors

Deloitte Touche Tohmatsu Auditores Independentes was hired by CPFL Energia to render external auditing services related to the examination of the Company’s financial statements. In compliance with CVM Instruction 381/03, we would like to inform that during 2005 this auditing firm did not render services unrelated to external auditing, whose fees exceeded 5% of the total fee received for these services.

11. Acknowledgements

The Management of CPFL Energia would like to thank: its shareholders, customers and suppliers for the trust they placed on the Company in 2005; its managers, for their intense involvement and the enthusiasm they conveyed to their teams; and, especially, its employees, for their personal commitment, dedication and effort to surpass the goals established in the strategic agenda, to make the Company a benchmark among Brazil’s leading companies.

We would also like to thank our investors, who have lent their support since we went public, an event that marked the beginning of a long-term relationship with the capital markets. Finally, we would also like to reaffirm our commitment to transparency and to higher corporate governance standards.

The Management

Annual Social Report / 2005
Company: CPFL - ENERGIA S.A

1 - Basis of Calculation	2005 Value (R$ 000)			2004 Value (R$ 000)

Net Revenues (NR)			7,738,912			6,736,253

Operating Result (OR)			1,240,350			584,244

Gross Payroll (GP)			298,145			259,427

2 - Internal Social Indicators	Value	% of GP	% of NR	Value	% of GP	% of NR

Food	22,813	7.65%	0.29%	19,466	7.50%	0.29%

Mandatory payroll taxes	82,914	27.81%	1.07%	72,549	27.97%	1.08%

Private pension plan	19,367	6.50%	0.25%	17,241	6.65%	0.26%

Health	15,814	5.30%	0.0%	13,924	5.37%	0.21%

Occupational safety and health	1,229	0.41%	0.02%	781	0.30%	0.01%

Education	1,003	0.34%	0.01%	1,049	0.40%	0.02%

Culture	0	0.00%	0.00%	0	0.00%	0.00%

Training and professional development	5,885	1.97%	0.08%	4,392	1.69%	0.07%

Day-care/allowance	477	0.16%	0.01%	330	0.13%	0.00%

Profit/income sharing	20,252	6.79%	0.26%	19,019	7.33%	0.28%

Others	2,877	0.96%	0.04%	1,660	0.64%	0.02%

Total - internal social indicators	172,631	57.90%	2.23%	150,412	57.98%	2.23%

3 - External Social Indicators	Value	% of GP	% of NR	Value	% of GP	% of NR

Education	935	0.08%	0.01%	1,396	0.24%	0.02%

Culture	7,883	0.64%	0.10%	3,669	0.63%	0.05%

Health and sanitation	239	0.02%	0.00%	400	0.07%	0.01%

Sport	0	0.00%	0.00%	0	0.00%	0.00%

War on hunger and malnutrition	0	0.00%	0.00%	0	0.00%	0.00%

Others	5,016	0.40%	0.06%	5,589	0.96%	0.08%

Total contribution to society	14,073	1.13%	0.18%	11,053	1.89%	0.16%

Taxes (excluding payroll taxes)	3,839,965	309.59%	49.62%	3,064,446	524.51%	45.49%

Total - external social indicators	3,854,038	310.72%	49.80%	3,075,500	526.41%	45.66%

4 - Environmental indicators	Value	% of GP	% of NR	Value	% of GP	% of NR

Investments related to company operations	24,342	1.96%	0.31%	56,229	9.62%	9.62%

Investments in external projects/programs	1,257	0.10%	0.02%	1,013	0.17%	0.17%

Total environmental investments	25,598	2.06%	0.33%	57,242	9.80%	9.80%

Regarding annual targets for reducing residues. general
consumption used in production and increased efficiency in the	( ) without targets	( ) fulfilled 51 to 75%		( ) without targets	( ) fulfilled 51 to 75%
use of natural resources. the company:	( ) fulfilled 0 to 50%	(X) fulfilled 76 to 100%		( ) fulfilled 0 to 50%	(X) fulfilled 76 to 100%

5 - Staff indicators	2005	2004

Nº of employees at end of period	5,838	5,580

Nº of employees hired during period	595	479

Nº of outsourced employees	4,376	4,435

Nº of interns	130	139

Nº of employees above 45 years of age	1,213	1,089

Nº of women working at the company	1,022	945

% of management position occupied by women	9.95%	10.84%

Nº of Afro-Brazilian employees working at the company	488	491

% of management position occupied by Afro-Brazilian employees	1.59%	0.00%

Nº of employees with disabilities	159	95

6 - Information on business responsibility	2005			Targets 2006

Ratio of highest to lowest compensation at company	73,04			73,04

Total number of work-related accidents	116			63

Company-sponsored social and environmental projects were	( ) executive	(X) executive	( ) all employees	( ) executive	(X) executive	( ) all employees
decided upon by:	office	office and		office	office and
		management			management

Health and safety standards at the workplace were set by:	( ) executive	( ) all	(X) all + Cipa	( ) executive	( ) all	(X) all + Cipa
	office and	employees		office and	employees
	management			management

As regards trades union freedom, the right to collective	( ) don't get	( ) follow the	(X) encourage	( ) don't get	( ) follow the	(X) encourage
negotiation and the internal representation of employees within	involved	OIT standards	and follow OIT	involved	OIT standards	and follow OIT
the company:

Company pension plan covers:	( ) executive	( ) executive	(X) all	( ) executive	( ) executive	(X) all
	office	office and	employees	office	office and	employees

Profit-sharing program covers:	( ) executive	( ) executive	(X) all	( ) executive	( ) executive	(X) all
	office	office and	employees	office	office and	employees

In the selection of suppliers, ethical standards and	( ) not	( ) suggested	(X) required	( ) not	( ) suggested	(X) required
social/environmental responsibility of the supplier:	considered			considered

In relation to volunteer work by employees, the company:	( ) don't get	(X) support	( ) encourage	( ) don't get	(X) support	( ) encourage
	involved		and follow	involved		and follow

Total number of customer complaints/criticisms:	to company	to Procon	to the courts	to company	to Procon	to the courts
	666.199	1.929	6.089	631.510	921	725

% of customer complaints/criticisms attended to/resolved:	to company	to Procon	to the courts	to company	to Procon	to the courts
	100%	100%	12.53%	100%	100%	30%

Total Value-Added for distribution (R$ 000):	In 2005: 6.048.115			In 2004: 4.885.166

Distribution of Value-added (DVA):	64.54% government 6.40% employees			64.51% government 9.08% employees
	15.18% shareholders 12.17% third parties 1 71% retained			5.42% shareholders 20.70% third parties 0 29% retained

7 - Other information
1 - Basis of Calculation
The 2005/2004 Gross Payroll item was adjusted, excluding benefits and Stake on Results
2 - External Social Indicators
The 2005/2004 Mandatory Payroll Taxes item was adjusted, due to the exclusion of Vacation Provisions and Christmas Bonus.
3 - Consolidated Information
Ownership breakdown percetages were used in the financial items. The other information, as number of employees and legal lawsuits, is available in full numbers.
Antônio Carlos Bassalo, phone: 55 19 - 3756-8018, bassalo@cpfl.com.br
This company does not utilize child labor or slave labor.

11.01 –	NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004

(Amounts stated in thousands of Brazilian reais, except where otherwise indicated)

(1) OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities.

The Company has direct and indirect interests in the following operational subsidiaries (information about the concession area, number of consumers, energy production capacity and correlated data not examined by the independent auditors):

1.1 – Distribution activities

Direct interests:

Companhia Paulista de Força e Luz

Companhia Paulista de Força e Luz (“CPFL Paulista”) is a publicly quoted corporation, whose principal purpose is the provision of public electric energy distribution and sales services, with a concession period of 30 years, terminating in 2027, which can be extended by an additional equal period. CPFL Paulista's concession area includes 234 municipalities in the State of São Paulo, serving approximately 3.2 million consumers. Among the main municipalities are Campinas, Ribeirão Preto, Bauru and São José do Rio Preto. CPFL Energia holds 100% of CPFL Paulista's total capital.

Indirect interests:

Companhia Piratininga de Força e Luz

Companhia Piratininga de Força e Luz (“CPFL Piratininga”) is a publicly quoted corporation and public electric power service utility, operating principally in the distribution of power to 27 municipalities in the interior and coastal areas of São Paulo State, the largest being Santos, Sorocaba and Jundiaí, serving approximately 1.3 million consumers. Its concession term terminates in 2028, and may be extended by an additional 30-year period. CPFL Paulista holds 100% of the total capital of CPFL Piratininga.

Rio Grande Energia S.A.

Rio Grande Energia S.A. (“RGE”) (jointly-controlled) is a publicly quoted corporation and public electric power service utility, operating principally in the distribution of electric energy to around 1.1 million consumers in the northern and northeastern regions of the State of Rio Grande do Sul. Its concession term is 30 years up to 2027, which may be extended for an equal additional period. CPFL Paulista holds 67.07% of RGE's total capital.

1.2 – Generation activities

Direct interests:

CPFL Geração de Energia S.A.

CPFL Geração de Energia S.A. (“CPFL Geração”) is a publicly quoted corporation, incorporated on July 19, 2000, having merged in 2000 the hived off portion of CPFL Paulista relating to the electric power generating assets. As from 2003, it began operating as a holding company for the interests in energy generating ventures, after increasing the capital of CPFL Centrais Elétricas S.A. with the assets represented by the power generating plants. CPFL Energia holds 100% of CPFL Geração's total capital.

Indirect interests:

CPFL Centrais Elétricas S.A.

CPFL Centrais Elétricas S.A. (“CPFL Centrais Elétricas”) is a private corporation, incorporated in 1999, which, after receiving the contribution of assets by CPFL Geração, began to operate, as from 2003, as a public electric power generating services utility, with a concession up to 2027, which can be extended by an additional period of 30 years. The subsidiary CPFL Geração holds 100% of the total capital of CPFL Centrais Elétricas.

CPFL Centrais Elétricas owns 19 small hydropower plants and one thermopower plant, with total installed power capacity of 118.85 MW and 36 MW, respectively, all located in the State of São Paulo.

SEMESA S.A.

SEMESA S.A. (“SEMESA”) is a private corporation with the corporate purpose of participating in the Serra da Mesa Hydropower Plant, located on the River Tocantins, State of Goiás, with an installed capacity of 1,275 MW. Furnas Centrais Elétricas S.A. (“FURNAS”) holds the concession and operates the Serra da Mesa Hydropower Plant. SEMESA owns part of the Serra da Mesa assets that were leased to FURNAS by means of a contract with a term of 30 years as from 1998, which assured the Company a 51.54% share of the Assured Energy of 671 MW average (345.8 MW average). In addition, SEMESA holds the concession, together with the corresponding assets tied to the Ponte do Silva Hydropower Plant, located on the River São Luiz, State of Minas Gerais, granted in October 1989 for a 30-year period. CPFL Geração holds 100% of SEMESA's total capital.

CPFL Sul Centrais Elétricas Ltda.

CPFL Sul Centrais Elétricas Ltda. (“CPFL Sul Centrais Elétricas”) is a limited liability company, incorporated for the purpose of acquiring the PCHs Guaporé, Andorinhas, Pirapó and Saltinho plants, all owned by RGE. The purchase was approved by ANEEL and took place in 2005. CPFL Geração holds 100% of the capital of CPFL Sul Centrais Elétricas. The total power of the four small hydropower plants - PCHs is 2.7 MW with average assured energy of 1.1 MW. A report is awaited from the Ministry of Mines and Energy – MME in respect of revaluation of the assured energy to an average of 2.4 MW

Companies in development

The subsidiary CPFL Geração holds interests in new generating ventures, the total assured energy of which will be available by 2010, increasing its installed capacity, in proportion to its participation, to 1,993 MW. These projects are:

CERAN - Companhia Energética Rio das Antas S.A.

Companhia Energética Rio das Antas (“CERAN”) (jointly-controlled) is a private corporation whose purpose is to implement and operate the Monte Claro, Castro Alves and 14 de Julho Hydropower Plants, with a planned installed capacity of 360 MW. The Monte Claro Hydropower Plant began operating in December of 2004, and the operations start-up of the other plants is scheduled for 2007 for the Castro Alves Hydropower Plant and 2008 for the 14 de Julho Hydropower Plant. CPFL Geração holds 65.00% of the total capital of CERAN.

Foz do Chapecó Energia S.A.

Foz do Chapecó Energia S.A. (“Foz do Chapecó”) (jointly-controlled) is a private corporation, with a 60% interest in the Foz do Chapecó Energy Consortium, and its objective is to construct, operate and exploit the Foz do Chapecó Hydropower Plant (located on the Uruguai River on the border of the States of Santa Catarina and Rio Grande do Sul), with a planned installed capacity, established in the concession contract, of 855 MW. The construction works will start in the 4th quarter of 2006 and the start-up of commercial operations is scheduled for 2010. CPFL Geração holds 66.67% of the total capital of Foz do Chapecó.

Campos Novos Energia S.A.

Campos Novos Energia S.A. ("ENERCAN") (jointly-controlled) is a private corporation whose object is to construct, operate and exploit the Campos Novos Hydropower Plant, (located on the River Canoas in the State of Santa Catarina), with a planned installed capacity, established in the concession contract, of 880 MW. The operational start-up is scheduled for the first quarter of 2006. CPFL Geração holds 48.72% of ENERCAN’s total capital.

BAESA - Energética Barra Grande S.A.

BAESA – Energética Barra Grande S.A. (“BAESA”) (jointly-controlled), is a publicly quoted corporation, whose objective is to construct, operate and exploit the Barra Grande Hydropower Plant (located on the Pelotas River, on the borders of the States of Santa Catarina and Rio Grande do Sul), with a planned installed capacity, established in the concession contract, of 690 MW. The first generator unit, with a capacity of 230 MW, started commercial operations in November 2005. The second generator unit, which also has a capacity of 230 MW, started operating at the beginning of February 2006 and the last unit, also 230 MW, is scheduled to start operating in April 2006. The subsidiary CPFL Geração holds 25.01% of the capital of BAESA.

1.3 – Commercialization activities

Direct interest:

CPFL Comercialização Brasil S.A.

CPFL Comercialização Brasil S.A. (“CPFL Brasil”) is a private corporation, whose total capital was subscribed by the Company in 2002. The main objective of CPFL Brasil is to sell energy, provide associated services, linked with or necessary for the sale of energy, strategic, institutional and financial advisory services for purchasers and sellers of electric energy and for other organizations operating in the national and international energy sector. CPFL Brasil is authorized to act as an electric power retail agent in the ambit of the Electric Energy Trading Chamber (“CCEE”). CPFL Energia holds 100% of CPFL Brasil's total capital.

Indirect interests:

Clion Assessoria e Comercialização de Energia Elétrica Ltda.

Clion Assessoria e Comercialização de Energia Elétrica Ltda (“Clion”) is a limited liability company, incorporated in 2001, in order to commercialise electric power and provide services in the energy field. It is authorized under ANEEL Resolution n.º 498, of September 4, 2002, to act as a retail agent for electric power in the ambit of the CCEE. The subsidiary CPFL Brasil holds 100% of the total capital of Clion.

Sul Geradora Participações S.A.

Sul Geradora Participações S.A. (“Sul Geradora”), is a private corporation, incorporated in 2000 with the main purpose of participating in the capital of other companies as a shareholder, quotaholder or any other form of participation. In September 2005, the subsidiary CPFL Brasil acquired 67.23% of the total capital of Sul Geradora.

(2) PRESENTATION OF THE FINANCIAL STATEMENTS

The parent company's and consolidated financial statements were prepared in accordance with generally accepted accounting principles in Brazil, the Accounting Manual of the Public Electric Energy Service, as defined by ANEEL and the standards published by the Brazilian Securities Commission (“CVM”).

In order to improve the information presented to the market, the Cash Flow and Added Value Statements of the parent company and consolidated are presented for the 2005 and 2004 fiscal years respectively, as additional information, in APPENDICES I and II.

The Cash Flow Statements were prepared in accordance with the criteria established by “FAS 95 – Statement of Cash Flows”, with respect to the presentation format, within the context of registering the Company's financial statements with the Securities and Exchange Commission ( “SEC”).

Summary of the Principal Accounting Practices

a) Cash and Banks: Include cash balances, bank deposit, bank deposits certificates and short-term financial investments, which are stated at cost, plus income accrued up to the balance sheet dates.

b) Consumers, Concessionaires and Licensees: Include the supply of electric energy to final consumers, billed and unbilled, to other concessionaires for the supply of electric energy, billed and to be billed, as determined from information provided by CCEE and balances related to regulatory assets of different kinds, recorded on the accrual basis.

c) Allowance for Doubtful Accounts: Established based on an analysis of the amounts receivable from clients in the residential class past due by more than 90 days, commercial past due by more than 180 days and for the remaining classes past due by more than 360 days, including public sector clients. It also takes into account an individual analysis of the balances of the larger customers, including refinancing of debts, in such a way as to obtain an adequate judgment of the credits regarded as difficult to realize, based on management's experience in relation to effective losses.

d) Materials and Supplies: Materials and supplies, classified under current assets, and those intended for construction, classified in property, plant and equipment, are recorded at the average purchase cost.

e) Investments: Include interests in subsidiaries valued using the equity method. Other interests are recorded at acquisition cost, net of the provisions to reduce them to market value, where applicable.

Investments also include the goodwill recorded on the acquisition of subsidiaries, resulting from the difference between the acquisition price paid and the book equity value of the company acquired, amortized in proportion to the projected net income for the remaining period of the concession contract of each investee, in accordance with the requirements of ANEEL.

Also included are assets related to the Serra da Mesa Hydropower Plant project, which, as they are leased to FURNAS, are shown under “Investments – Leased Assets”. This investment is recorded at cost, restated to December 31, 1995, for items acquired up to that date, and net of depreciation calculated in accordance with the straight-line method, at annual rates varying between 2% to 20% p.a.

f) Property, plant and equipment: Recorded at purchase or construction cost, restated to December 31, 1995, net of depreciation calculated by the straight-line method, at annual rates varying between 2% and 20%, in accordance with the nature of the asset.

Interest and other financial charges and inflationary effects relating to financing obtained from third parties, invested in fixed assets in progress, were capitalized by the subsidiaries up to December 1995.

Interest computed on equity that financed the fixed assets, was capitalized in the subsidiaries CPFL Paulista and CPFL Piratininga up to March 2000, and in the subsidiary RGE up to December 1999, and is capitalized by the generation projects up to the operational startup.

Additionally, up to March of 2002, the subsidiaries capitalized administrative expenses under fixed assets in progress by apportioning 10% of the expenses for personnel and outsourced services involved in the fixed assets, and as from 2005, by apportioning personnel expenses based on the time spent on the activities linked to the investments. The subsidiaries decided to recommence capitalization of administrative expenses after technical studies to apportion these expenses.

g) Restatement of Rights and Liabilities: Rights and liabilities subject to restatement as a result of the effects of inflation or exchange variations, due to contractual or legal provisions, are restated to the balance sheet dates.

h) Income Tax and Social Contribution: are calculated and recorded in accordance with the legislation in effect on the balance sheet dates. The parent company and certain subsidiaries recorded in their financial statements the effects of tax credits relating to income tax and social contribution on tax loss carryforwards and temporary differences, supported by expectations of the future generation of income tax and social contribution payable within a period not exceeding 10 years. The subsidiaries CPFL Paulista and CPFL Piratininga also recorded tax credits referring to the benefit of the goodwill merged by the subsidiaries, which are being amortized in proportion to the projected net income for the remaining period of the concession contract of each investee. For the year 2005, annual rates of 4.997631% and 5.777282%, respectively, were used for the subsidiary CPFL Paulista and the indirect subsidiary CPFL Piratininga. These rates were determined in a projection approved by ANEEL in 2004 and are subject to periodic review.

i) Retirement and Pension Plans: The subsidiaries record the post-employment benefits and the pension plans on the accrual basis. Additionally, in 2001, they started to recognize the portion of the actuarial liabilities in excess of the plan assets, and to amortize these effects over a period of five years as from 2002.

j) Reserves for Contingencies: The reserves for contingencies are recorded by evaluating the risks involved in legal suits where loss is considered probable and quantified based on economic grounds, as assessed by management and the legal advisers in legal opinions on the existing cases and other contingency-related facts known on the balance sheet dates.

k) Derivatives: The Company and its subsidiaries signed derivative contracts for the purpose of managing the risks associated with variations in exchange and interest rates. These derivative contracts are recorded on the accrual basis. Gains and losses recorded or incurred based on these contracts are recognized as adjustments to financial income or expenses.

l) Income: Revenues and expenses are recognized on the accrual basis. Revenue from the distribution of electric energy is recognized when the energy is made available. Unbilled revenues relating to the monthly billing cycle are provisioned based on the previous month’s billing. Historically, the difference between the estimated unbilled revenue and the actual consumption, which is recognized in the subsequent month, has not been material. The revenue from the sale of energy generation is recorded based on the assured energy and at tariffs specified in the terms of the contract or the market price in force. There are no consumers that represent 10% or more of the total billing. The credits on operating costs and expenses offset in determination of PIS and COFINS, are stated net in the respective costs and expenses accounts.

m) Estimates: Preparation of financial statements in accordance with Brazilian Accounting Principles requires the Company and its subsidiaries to use estimates as a basis for recording certain transactions that affect the reported amounts of assets, liabilities, revenues and expenses, and also the disclosure of information on data in the financial statements. The final results of these transactions and information, with respect to their effective realization in subsequent periods, may differ from these estimates.

n) Net Income per Share: Is determined considering the number of shares outstanding on the balance sheet dates.

Consolidation Principles

The consolidated financial statements cover the balances and transactions of the Company and its subsidiaries CPFL Paulista, CPFL Geração and CPFL Brasil. As of December 31, 2005 the asset, liability and income balances were fully consolidated.

Prior to consolidation into the Company's financial statements, the financial statements of CPFL Paulista, CPFL Geração and CPFL Brasil are consolidated with those of their subsidiaries, fully for the controlled subsidiaries or proportionally for the jointly-controlled subsidiaries, also on the same base date.

In compliance with the conditions described above, the portion relating to the non-controlling shareholders is stated separately in liabilities and income statements for the fiscal year.

All significant intercompany balances and transactions have been eliminated in these financial statements. Additionally, the accounting policies of CPFL Energia’s subsidiaries are consistent with those of CPFL Energia. The main difference in accounting policies relates to the revaluation of property, plant and equipment recorded by the indirect subsidiary RGE, which is eliminated in the shareholders’ equity base for calculation of equity interest and, consequently, in consolidation.

The reconciliation of the result between parent company and consolidated as of December 31, 2005 is as follows:

2005

Parent Company – Net income	946,407
Provision for obligations with the Research and Development and Energy Efficiency Programs, related to prior years result, allocated to the equity interest in subsidiaries by the parent company and to shareholders' interest in consolidated, net of the effect of income tax and social contribution	74,871

Consolidated – Net income	1,021,278

There is no difference in the balances of shareholders' equity between the parent company and consolidated as of December 31, 2005, since the reconciliation item mentioned above is eliminated in the shareholders' equity. There are no differences between the income for the year and the shareholders' equity as of December 31, 2004.

The Company's subsidiaries, by line of business, are as follows:

		2005		2004

Subsidiary	Consolidation	Equity Interest - %		Equity Interest - %

	Method	Direct	Indirect (*)	Direct	Indirect (*)

Energy Distribution
Companhia Paulista de Força e Luz ("CPFL Paulista")	Full	100.00	-	94.94	-
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Full	-	100.00	-	97.41
Rio Grande Energia S.A. ("RGE")	Proportionate	-	67.07	-	67.07

Energy Generation
CPFL Geração de Energia S.A. ("CPFL Geração")	Full	100.00	-	97.01	-
CPFL Centrais Elétricas S.A. ("CPFL Centrais Elétricas")	Full	-	100.00	-	100.00
SEMESA S.A. ("SEMESA")	Full	-	100.00	-	100.00
CPFL Sul Centrais Elétricas Ltda ("CPFL Sul Centrais Elétricas")	Full	-	100.00	-	-
CERAN - Companhia Energética Rio das Antas ("CERAN")	Proportionate	-	65.00	-	65.00
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Proportionate	-	66.67	-	66.67
Campos Novos Energia S.A. ("ENERCAN")	Proportionate	-	48.72	-	48.72
BAESA - Energética Barra Grande S.A. ("BAESA")	Proportionate	-	25.01	-	25.01

Energy Commercialization
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Full	100.00	-	100.00	-
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("Clion")	Full	-	100.00	-	-
Sul Geradora Participações S.A. ("SGP")	Proportionate	-	67.23	-	-

(*) Refer to the interests held by direct subsidiaries.

(3) REGULATORY ASSETS AND LIABILITIES

	Consolidated

	Current		Noncurrent

	2005	2004	2005	2004

Assets

Consumers, Concessionaires and Licensees (note 5)
RTE - Extraordinary Tariff Adjustment (a)	259,988	258,830	157,024	340,881
Free Energy (a)	102,953	101,737	181,848	189,391
Tariff Review and Tariff Adjustment (b)	46,567	2,360	33,100	-
PIS and COFINS - Generators Pass-Through (b)	11,534	-	-	-

Deferred Tariff Cost Variations (note 10)
Parcel "A" (a)	-	-	486,626	408,757
CVA (c)	486,384	463,928	23,651	171,475

Prepaid Expenses (note 11)
PIS and COFINS - Change in Legislation (d)	24,380	-	17,094	46,483
Surplus Energy from 2005 Auctions (f)	27,003	-	17,209	-

Other Credits (note 13)
PERCEE (a)	172	3,627	-	-
Low Income Consumers' Subsidy - Losses (e)	47,183	43,995	-	-

Liabilities

Suppliers (note 17)
Free Energy (a)	(90,218)	(91,838)	(201,982)	(229,874)
PIS and COFINS - Generators Pass-Through (b)	(11,456)	-	-	-

Deferred Tariff Gain Variations (note 10)
Parcel "A" (a)	-	-	(10,720)	(9,004)
CVA (c)	(262,764)	(148,536)	(1,256)	(38,205)

Other Accounts Payable (note 24)
Tariff Review (b)	(103,182)	-	-	(71,113)
Low Income Consumers' Subsidy - Gains (e)	(5,400)	(5,175)	-	-

Total	533,144	628,928	702,594	808,791

a) Rationing:

At the end of 2001, as a result of the Emergency Program for Reduction of Electric Energy Consumption (”Energy Rationing Program"), which remained in effect between June 2001 and February of 2002, an agreement was signed between the generators, power distributors and the Federal Government, called the "Overall Agreement for the Electric Energy Sector", which introduced an Extraordinary Tariff Adjustment of 2.9% on electric power supply tariffs to rural, public lighting and residential consumers (except those considered to be "low income consumers") and 7.9% for all other consumers, as a mechanism to reimburse the losses incurred by the electricity sector with the rationing program.

This adjustment is being used to compensate the following regulatory assets recorded by the subsidiaries:

• Extraordinary Tariff Adjustment (RTE) – Corresponds to the loss of revenue incurred during the rationing period. This asset was determined by a comparison of the sales revenues from energy effectively recorded in the period between June 1, 2001 and February 28, 2002, and projected revenue for this period, not taking into account the occurrence of the Energy Rationing Program. This asset is amortized by the revenue derived from the extraordinary tariff adjustment, net of the Energy from Independent Suppliers portion passed on to the generators. In December 2005, the subsidiaries CPFL Paulista and CPFL Piratininga updated the RTE in accordance with the instructions of Official letter nº 2.212/ANEEL of December 20, 2005, complemented by Official Letter nº 74/ANEEL, of January 23, 2006, which established that the simple Selic rate should be levied on the amount financed by the National Bank for Economic and Social Development - (“BNDES”), corresponding to 90% of the amounts approved by ANEEL, capitalized monthly plus 1% p.a., and on the 10% not financed, only at the Selic rate published by the Brazilian Central Bank (“BACEN”). This new form of remuneration of the RTE generated financial income of R$ 56,020 in consolidated.

According to the Electric Sector model, consumers in certain categories may opt to acquire electricity from other concessionaires, irrespective of the concession area to which they belong, becoming a free consumer.

Currently, as the RTE is charged through the tariff of the captive consumers, consumers who have opted for the free market are not paying these amounts, although they form part of the calculation base for the loss of income generated during the rationing period.

In Official Letter nº 2.218/ANEEL, ANEEL asserts that it disagrees with the interpretation that the free consumers are not subject to the RTE and states that it will introduce specific regulations to guide the distributors as to how to proceed with regard to collecting these amounts (Public Hearing nº 044/2005, of December 26, 2005, scheduled to terminate at the end of March 2006).

In view of the lack of definition and uncertainties that still surround this matter, the subsidiary CPFL Paulista and the indirect subsidiary CPFL Piratininga, took a conservative view and did not take this condition into account in projecting future results and in the analysis of realization of assets relating to the RTE, having established an additional provision for losses on the realization of this asset amounting to R$ 84,902 consolidated, set against the “Other Operating Expenses” account (note 28) for which a consolidated amount of R$ 32,250 was recognized in 2004. The addition to the provision was largely due to the new form of remuneration of the RTE mentioned above.

• Electricity from Independent Suppliers (“Free Energy”) – Corresponds to the energy produced and made available to the consumer market during the rationing period by the independent producers and self-producers of energy, who recorded an asset to be reimbursed by the consumer through the distributors. The distribution utilities collect the funds from the consumer through the extraordinary tariff adjustment and pass them on to the generators, recording an asset and a liability. These amounts are restated in accordance with the directives of Official Letter nº 2.212/ANEEL. Accordingly the value of the free energy of the generators, referring to the amount financed by the BNDES, was restated by applying the simple Selic rate capitalized monthly plus 1% p.a., while only the Selic rate published by BACEN was applied to the amount not covered by this financing. This new method of remuneration of the Free Energy generated financial income for CPFL Geração and RGE of R$ 6,092.

In 2004, ANEEL corrected the Free Energy amounts of the indirect subsidiary CPFL Piratininga. As a result, the necessary adjustments were recorded in 2004 to reflect the final amounts approved by ANEEL (increase of R$ 67,536 in consolidated, see note 27).

ANEEL established that percentages of 24.9757% and 33.8332%, respectively, of the total extraordinary tariff adjustment collected monthly by CPFL Paulista and CPFL Piratininga, are to be passed on to the generators. Of the total amount collected by the distributors, a percentage of 0.2788% is to be passed on to CPFL Geração for recovery of free energy.

The Free Energy regulatory asset recorded by RGE originates from spot market sales made during the energy rationing program, relating to its share of the Itaipu energy. Accordingly, in 2005, as for RTE, the subsidiary RGE and CPFL Geração established a provision of R$ 6,904 for losses on the realization of Free Energy, recorded in the account “Other Operating Expenses” (note 28).

As a result of court orders, CPFL Paulista and CPFL Piratininga were prevented from passing on the Free Energy amounts due to certain generators, due to the existence of legal challenges by agents in the sector in respect of free market rules. Accordingly, up to December 31, 2005, the amounts received were higher than the amounts passed on to the generators.

• Parcel “A” – Corresponds to the variation in the financial amounts of non-manageable costs representing Parcel "A" of the concession contracts, between January 1 and October 25, 2001. These amounts are restated based on the variation in the SELIC rate.

The periods stipulated for realizing the regulatory assets relating to RTE and Free Energy for the subsidiaries CPFL Paulista and CPFL Piratininga are 72 and 61 months respectively, as from January 1, 2002. After this period, offsetting of Parcel “A” will commence, using a mechanism similar to that of the Extraordinary Tariff Adjustment, except in respect of the recovery period not yet defined by ANEEL.

The State VAT (“ICMS”) levied on the tariff recovery mechanism, corresponding to income to be billed, is only due when the corresponding electricity bills are issued to the consumers. In this respect, the subsidiary CPFL Paulista and the indirect subsidiary CPFL Piratininga merely transfer the tax from the consumers to State Revenue Department, and therefore do not record this liability in advance.

• The changes in of the balances relating to RTE, Free Energy and Parcel “A”, from their ratification up to December 31, 2005, are presented in the following table:

	Consolidated

		Free Energy (2)		Parcel "A"

	RTE (1)	Asset	Liability	Net (3)

Description	Accumulated	Accumulated	Accumulated	Accumulated

Ratified Amount	884,531	355,333	338,306	263,314
Accumulated Remuneration up to 12/31/2005	600,823	205,711	196,044	267,718
Provision for Losses	(117,152)	(6,904)	-	-
Amount Amortized up to 12/31/2005	(951,190)	(269,339)	(242,150)	(55,126)

Balances to be Amortized at 12/31/2005	417,012	284,801	292,200	475,906

(1) ANEEL Resolutions nº 480/02, 481/02 and 01/04.
(2) ANEEL Resolutions nº 483/02 and 01/04.
(3) ANEEL Resolutions nº 482/02 and 01/04.

The activity relating to the principal regulatory assets and liabilities resulting from the rationing program in 2004 and 2005 is presented in the following table:

	Consolidated

		Free Energy

	RTE	Asset	Liability	Parcel "A"
Description				Net

Balances as of December 31,
2003	760,646	267,662	270,577	367,318
Monetary Restatement	112,952	58,800	57,722	57,447
Taxes levied on Free Energy	-	(10,337)	(9,644)	-
Normative Resolution nº 01/04	-	67,536	67,536	-
Provision for Losses	(32,250)	-	-	-
Realization/Payment	(241,637)	(92,533)	(64,479)	(25,012)

Balances as of December 31,
2004	599,711	291,128	321,712	399,753
Monetary Restatement	160,346	101,387	94,085	76,153
Provision for Losses	(84,902)	(6,904)	-	-
Realization/Payment	(258,143)	(100,810)	(123,597)	-

Balances as of December 31,
2005	417,012	284,801	292,200	475,906

• PERCEE – the subsidiaries CPFL Paulista and CPFL Piratininga incurred expenses on the implementation of the rationing program that are being recovered through the tariff adjustment. These expenses, called “PERCEE – Emergency Program to Reduce the Consumption of Electric Energy" are recorded in Assets under the caption "Other" (Note 13).

b) Tariff Review and Adjustment:

CPFL Paulista

2003 Tariff Review

In April 2005, ANEEL ratified the final result of the first periodic tariff review of April 2003 (previously on a provisional basis, at a percentage of 21.10%) for the subsidiary CPFL Paulista and established that the electricity supply tariffs should be fixed at 20.29% . It also established the Xe factor (reflecting the productivity gains) at 1.1352% to be applied as a reducer of the “Parcel B” manageable costs for subsequent annual tariff adjustments until the next periodic review in 2008.

With the approval of the regulatory remuneration basis and the reintegration quota pursuant to the terms of Resolution nº 493, of September 3, 2002, the subsidiary CPFL Paulista recognized a liability (note 24), as a balancing item for Revenue from Electricity Sales to Final Consumers, amounting to R$ 48,888 (note 26). These amounts are being deducted from the Annual Tariff Adjustments in force as from April 8, 2005 as ratified by ANEEL. The amount of R$ 32,581 was deducted and amortized in the same accounts up to December 31, 2005.

Additionally, the subsidiary CPFL Paulista recognized an asset of R$ 33,100 (note 5), recorded as long-term, increasing Revenue from Electricity Sales to Final Consumers by R$ 28,442 (note 26), with reference to the main portion, and increasing financial income by R$ 4,658 (note 29) relating to restatement by the IGP-M. This asset arises from the difference noted in the ratification of the tariff as a result of the review of the regulatory annual depreciation rate of 4.64%, used by ANEEL to calculate the reintegration quota and the annual percentage of 4.85%, calculated by the subsidiary CPFL Paulista based on information provided to the granting authority.

The ANEEL Economic and Financial Inspection Office carried out a specific inspection confirming the correctness of the percentage of 4.85% . CPFL Paulista is currently awaiting final approval by the ANEEL Board of Directors, with a favorable recommendation from the Superintendant of the Economic and Financial Inspectorate. In view of this situation, the subsidiary CPFL Paulista does not consider there is any risk concerning the realization of this asset.

2005 Tariff Adjustment

Through Ratification Resolution nº 81, of April 6, 2005, ANEEL established the Annual Tariff Adjustment for the subsidiary CPFL Paulista at an average percentage of 17.74%, in force for tariffs as from April 8, 2005, composed as follows: (i) 10.58% due to the Annual Tariff Adjustment, and (ii) 17.16% p.a. due to the tariff components that are not included in the annual adjustment, specifically, the CVA of the current year and 50% of the CVA amounts for the period April 2002 to March 2003, as established by Interministerial Ordinance nº 116, of April 4, 2003.

In accordance with the Addendum to the Concession Contract signed on March 14, 2005, PIS and COFINS expenses actually incurred by the Concessionaire were included in the electricity supply billed as from July 1, 2005, and are accordingly not included in the tariff mentioned above.

Also, in view of the bases for the tariff established, the subsidiary CPFL Paulista recognized an amount of R$ 16,875 in current assets (note 5), referring to reimbursement of the following costs:

Assets Appraisal Report in the amount of R$ 1,350, set against operating expense (note 28), with a total amount of R$ 900 amortized in the year;

PIS and COFINS amounting to R$ 13,002, levied on the financial effects of the adjustment of April 2004, mainly on the amortization of the CVA billed in 2004. This was set against Deduction from Operating Revenue, and a total amount of R$ 8,665 was amortized in the year; and

Discount conceded on the Network Usage Charge – TUSD, billed in 2004, amounting to R$ 2,523. This was set against Operating Revenue (note 26), and a total amount of R$1,682 was amortized in the year.

These amounts were recorded in the first quarter of 2005 and are being passed on in the Annual Tariff Adjustment effective as from April 8, 2005, as ratified by ANEEL.

Additionally, ANEEL, through Official Letter nº 176/2005-SRE/ANEEL, of July 12, 2005, pointed out an inconsistency in the amount of the expense for acquisition of electricity from Itaipu Binacional taken into consideration in calculation of the Annual Tariff Adjustment of April 8, 2005. This inconsistency allowed the subsidiary CPFL Paulista to recognize the right to complementary revenue of R$ 41,206, net of PIS and COFINS (R$ 45,406 with PIS and COFINS), which is being restated at the IGP-M rate and will be taken into consideration in the 2006 tariff adjustment. Up to December 31, 2005, the subsidiary CPFL Paulista recognized a revenue of R$ 33,339 on a daily pro rata basis, and as a balancing item, an increase in financial expense of R$ 101 and recognition of a Tariff Adjustment Asset (note 5) of R$ 33,238.

The increase of R$ 15,351 in the rate of PIS and COFINS to be passed on to generators was also taken into consideration in this tariff adjustment. The subsidiary CPFL Paulista recorded a liability (note 17), increasing the cost of electric energy (note 27), whereby an amount of R$ 1,279 is passed on monthly to generators as from May 2005. The subsidiary CPFL Paulista also recorded an asset of the same amount as the liability (note 5), increasing revenue (note 26), which is being amortized in accordance with billing to consumers. Up to December 31, 2005 the subsidiary CPFL Paulista had amortized R$ 10,230.

The amounts mentioned in the above paragraphs referring to PIS and COFINS passed on in the tariffs are not final, as the criteria for inclusion of these taxes in the tariffs was the subject of specific discussion in the Public Hearing of July 20, 2005 (ANEEL Call Notice nº 014/2005) and will be subject to final regulation after completion of the work of the above-mentioned public hearing. Any differences in the amounts passed on are to be offset in the future.

CPFL Piratininga

2003 Tariff Review

On October 22, 2003, through Ratification Resolution No. 565, ANEEL determined the periodic tariff review for the indirect subsidiary CPFL Piratininga at a rate of 18.08%, on a provisional basis. However, to maintain a reasonable tariff level and the economic and financial equilibrium of the concession contract, the tariff increase authorized was 14.68% . A provision had been established for the difference between these percentages since 2003, and it was expected that it would be recovered over the next three annual tariff adjustments.

On October 18, 2004, through Ratification Resolution nº 245, ANEEL changed the above tariff review to 10.51%, still on a provisional basis. In order to reflect the new percentage, the indirect subsidiary CPFL Piratininga made the following adjustments in the result of operations for 2004: (i) reversal of the regulatory asset referring to the differential between 18.08% and 14.68% amounting to R$ 13,798, for the accounting entries made in 2003, (ii) establishing a regulatory liability of R$ 69,744 relating to the difference between the percentage of 14.68% and the lower rate of 10.51%, and (iii) establishing a regulatory asset of R$ 2,716 (R$ 2,360 net of amortization as of December 31, 2004) in relation to TUSD.

On October 18, 2005, through Ratification Resolution nº 228, ANEEL finally ratified the first periodic tariff review of October 2003 of the indirect subsidiary CPFL Piratininga, approving the Regulatory Remuneration Base and the reintegration quota, pursuant to Resolution 493, of September 3, 2002; it also approved the operating costs based on the methodology of the hypothetical model company, and it was established that the electricity supply tariffs would be adjusted by 9.67% . This percentage took into account the effects of Art. 1 of ANEEL Resolution nº 336, of August 16, 2001, relating to the spin-off of Bandeirante Energia S.A., which determines the use of the lower of the tariff realignment indexes of the two concessionaires. As the index for Bandeirante was 9.67% and that of the indirect subsidiary CPFL Piratininga was 11.52%, the index of 9.67% prevailed.

Additionally, the final value of the “Xe” Factor was established, showing productivity gains at 0.8294%, to be applied as a reducer of “Parcel B” manageable costs for subsequent annual tariff adjustments.

Accordingly, to reflect the final percentage defined, the indirect subsidiary CPFL Piratininga increased the provision for the regulatory liability for the new percentage of 9.67%, by the amount of R$ 31,798 (note 26), as a balancing item for Revenue from Electricity Sales to Final Consumers. Additionally, liabilities and monetary restatement expense of R$ 145 and amortization of R$ 16,181 were recorded in the year, making up the liability balance of R$ 86,875 (R$ 71,113 in 2004) (note 24).

2005 Tariff Adjustment

Through Ratification Resolution nº 229, of October 18, 2005, ANEEL established the annual tariff adjustment of the indirect subsidiary CPFL Piratininga, increasing the electricity tariffs by an average percentage of 1.54%, composed as follows: 0.74% relating to the annual tariff adjustment and 0.80% relating to tariff components that are not covered by the annual adjustment. One of the main external components is the last payment of 50% of the CVA balance, calculated in the period October 2002 to September 2003, and the tariff refund resulting from the final ratification of the 2003 Tariff Review.

In accordance with the Addendum to the Concession Contract signed on September 1, 2005, PIS and COFINS expenses effetively incurred by the indirect subsidiary CPFL Piratininga were included in the electricity supply billed as from October 23, 2005, and are accordingly not included in the tariff mentioned above.

Also, in view of the bases established in the ratification of the Resolution, the indirect subsidiary CPFL Piratininga recognized an amount of R$ 8,759 in current assets (note 5), referring to reimbursement of the following costs:

Assets Appraisal Report in the amount of R$ 1,952, set against operating expense (note 28), with a total amount of R$ 307 amortized in the year;

PIS and COFINS amounting to R$ 3,233 levied on the financial effects of the adjustment of October 2004, mainly on the amortization of the CVA billed in 2004. This was set against Deduction from Operating Revenue, and a total amount of R$ 509 was amortized in the year;

Discount conceded on the Network Usage Charge – TUSD, billed in 2004, amounting to R$ 1,486. This was set against Operating Revenue (note 26), and a total amount of R$ 2,275 was amortized in the year (R$ 233 for the 2005 Tariff Adjustment and R$ 2,042 for the 2004 Tariff Adjustment), and;

Refund of an amount of R$ 2,088, relating to the 2002 RGR difference, unduly deducted by ANEEL in the October 2004 tariff adjustment. This was set against Operating Revenue (note 26), and a total amount of R$ 328 was amortized in the year.

The increase of R$ 7,607 in the rate of PIS and COFINS, to be passed on to generators, was also taken into consideration in this tariff adjustment. The indirect subsidiary CPFL Piratininga recorded a liability (note 17), increasing the cost of electric energy (note 27), whereby an amount of R$ 634 is being passed on monthly to generators as from November 2005. The subsidiary CPFL Piratininga also recorded an asset of the same amount as the liability (note 5), increasing revenue (note 26), which is being amortized in accordance with billing to consumers as from October 2005.

The amounts mentioned in the above paragraphs referring to PIS and COFINS passed on in the tariffs are not final, as the criteria for inclusion of these taxes in the tariffs were the subject of specific discussion in the Public Hearing of July 20, 2005 (ANEEL Call Notice nº 014/2005) and will be subject to final regulation after completion of the work of the above-mentioned public hearing. Any differences in the amounts passed on are to be offset in the future.

RGE

2005 Tariff Adjustment

Through Ratification Resolution nº 92, of April 18, 2005, ANEEL established the Annual Tariff Adjustment for the jointly-controlled RGE, increasing the electricity tariffs by an average percentage of 21.93%, composed as follows: (i) 14.57% due to the Annual Tariff Adjustment and (ii) 7.35% due to the tariff components that are not included in the annual adjustment, specifically, the CVA of the current year and 50% of the CVA amounts for a prior period, as established by Interministerial Ordinance nº 116, of April 4, 2003.

c) Deferred Tariff Cost (Gain) Variations (“CVA”):

Refer to the mechanism for compensation of the variations in unmanageable costs incurred by the electric power distribution concessionaires. This variation is calculated in accordance with the difference between the expenses effectively incurred and the expenses estimated at the time of composing the tariffs for the annual tariff adjustments. However, a portion of these amounts is still pending ratification.

The following expenses are currently considered unmanageable costs: (i) tariff for electricity purchased, (ii) tariff for the electric energy transmission from Itaipu Binacional, (iii) System Service Charges, (iv) usage tariff for the transmission installations forming the basic network, (v) payment quota to the Fuel Consumption Account – CCC and (vi) payment quota to the Energy Development Account – CDE. The amounts included in the CVA are restated based on the SELIC rate.

	Consolidated

	ASSET					LIABILITY

	December	Changes in balance			December	December	Changes in balance			December

	31, 2004	Deferral	Amortization	Restatement	31, 2005	31, 2004	Deferral	Amortization	Restatement	31, 2005

Detailing:
Energy Purchased	209,224	163,635	(138,438)	32,176	266,597	136,540	163,649	(75,227)	21,491	246,453
System Service Charge	266,770	31,833	(195,022)	31,275	134,856	-	-	-	-	-
Fuel Consumption Account – CCC	76,747	24,178	(68,611)	17,888	50,202	50,201	9,316	(48,044)	6,094	17,567
Energy Development Account - CDE	82,662	32,229	(69,336)	12,825	58,380	-	-	-	-	-

Total	635,403	251,875	(471,407)	94,164	510,035	186,741	172,965	(123,271)	27,585	264,020

d) Regulatory Asset resulting from the increase in PIS and COFINS:

Refers to the difference between the costs, including the PIS and COFINS amounts calculated by applying the current legislation, and those incorporated in the tariff. Although the 2005 tariff adjustments already cover the majority of these costs, this matter should give rise to final regulation after the conclusion of the Public Hearing set up by ANEEL on July 20, 2005 (ANEEL call notice nº 014/2005).

The recognition and realization of the asset were recorded as “Prepaid Expenses”, and as a balancing item, the respective accounts under “Deductions from Operating Revenue”.

The net amount of PIS and COFINS calculated up to December 31, 2005 was R$ 41,474 (R$ 46,483 as of December 31, 2004 in consolidated). In view of their provisional nature, these amounts are subject to alteration at the time of their final ratification by the regulatory body.

e) Low Income Consumers’ Subsidy:

Law No. 10,438, of April 26, 2002, and Decree No. 4,336, of August 15, 2002 , established new guidelines and criteria for the classification of consumer units in the low-income residential sub-class. According to the legislation, this new criteria encompasses consumer units served by monophase circuits, with an average monthly consumption in the last 12 months of less than 80kWh, and consumer units with an average monthly consumption in the last 12 months of 80 to 220kWh, provided certain specific requirements are complied with, such as enrollment in Federal Government Social Programs.

As the subsidies granted to the consumers are to be offset in the ambit of the concessionaire itself, through the tariff charged to the other consumers of the market served, and as the introduction of this new criteria has an impact on the tariff levels in force, in addition to the principal of reasonable tariffs for the rest of the market, ANEEL has established a new methodology for calculating the subsidy, which has been applied monthly since May 2002.

After ratification by ANEEL, the amounts calculated using this new methodology should be settled as follows:

  For months in which losses by the concessionaire are calculated, the amounts should be reimbursed through a subsidy from Eletrobrás, through the Energy Development Account – CDE.

  In the months when gains by the concessionaire are calculated, the amounts should be reimbursed to the customer through a reduction in the tariff adjustments.

The changes in the balances in the course of 2005 are as follows:

	Consolidated

	Asset	Liability

Balances as of December 31, 2004	43,995	(5,175)
Revenue Loss (Gain)	20,729	(2,781)
Amortization - 2005 Tariff Adjustment	-	3,381
Amounts received as approved by ANEEL	(17,541)	-
Monetary Restatement	-	(825)

Balances as of December 31, 2005	47,183	(5,400)

f) Surplus Energy from the 2005 Auctions:

The electricity distribution concessionaires are obliged to guarantee 100% of their energy and power market through contracts approved, registered and ratified by ANEEL. They also guarantee to pass on to the tariffs the cost or income from excess or shortfall of electricity of the electricity distribution concessionaires, limited to 3% of the energy load requirement.

The net energy surpluses of the subsidiaries CPFL Paulista and CPFL Piratininga for 2005 were made available to CCEE for short-term sale, and are consequently liquidated at the short-term market price, which is lower than the average price defined in the IRT – Tariff Adjustment Index.

The price difference between the cost of the surplus energy and the actual sale value on the short-term market resulted in financial losses of R$ 44,212 for the subsidiaries CPFL Paulista and CPFL Piratininga, recorded as Prepaid Expenses with a balancing item recorded as Cost of Electric Energy (note 27). This loss is to be passed on to final consumers in the 2006 Tariff Adjustment.

(4) CASH AND BANKS

	Parent Company		Consolidated

	2005	2004	2005	2004

Bank deposits	591	41,539	219,989	242,431
Short-term financial investments	248,861	144,846	809,252	575,293

Total	249,452	186,385	1,029,241	817,724

The short-term financial investments correspond to operations with financial institutions under normal market conditions and rates, mainly remunerated based on the variation of the CDI, and are available for use in the operations of the Company and its subsidiaries.

(5) CONSUMERS, CONCESSIONAIRES AND LICENSEES

The consolidated balance mainly refers to electricity sales activities as of December 31, 2005 and 2004, as follows:

	Consolidated

		Past due		Total

	Current	Up to 90 days	More than 90 days	2005	2004

Current
Consumer Classes
Residential	193,175	118,964	16,284	328,423	286,185
Industrial	160,573	69,233	38,323	268,129	245,470
Commercial	76,315	43,642	20,206	140,163	116,200
Rural	22,023	5,007	1,477	28,507	24,595
Public Administration	20,461	12,403	3,107	35,971	33,061
Public Lighting	24,920	6,062	26,760	57,742	69,247
Public Service	19,043	6,726	6,654	32,423	41,330

Billed	516,510	262,037	112,811	891,358	816,088

Unbilled	335,613	-	-	335,613	288,594
Tariff Adjustment and Tariff Review (note 3)	46,567	-	-	46,567	2,360
PIS and COFINS - Generators Pass-Through
(note 3)	11,534	-	-	11,534	-
CCEE Transactions	7,355	-	-	7,355	12,763
Concessionaires and Licensees	98,967	-	-	98,967	54,986
Other	48,737	-	-	48,737	37,129

Subtotal	1,065,283	262,037	112,811	1,440,131	1,211,920

Extraordinary Tariff Adjustment (note 3)	259,988	-	-	259,988	258,830
Free Energy (note 3)	102,953	-	-	102,953	101,737

Total	1,428,224	262,037	112,811	1,803,072	1,572,487

Noncurrent
CCEE Transactions	44,296	-	-	44,296	50,717
Extraordinary Tariff Adjustment (note 3)	157,024	-	-	157,024	340,881
Tariff Review (note 3)	33,100	-	-	33,100	-
Free Energy (note 3)	181,848	-	-	181,848	189,391
Other	-	-	-	-	1,301

Total	416,268	-	-	416,268	582,290

a) Electric Energy Trading Chamber (“CCEE”) transactions

The amounts refer to the accounting of the CCEE relating to the period September 2000 to December 2005. The balance receivable as of December 31, 2005, derived from the sale of energy, principally comprises: (i) R$ 1,056 for legal adjustments, established as a result of suits brought by agents in the sector; (ii) R$ 35,637 for provisional book entries established by CCEE; (iii) R$ 4,558 for estimates made by the subsidiaries for periods not yet provided by the CCEE; (iv) R$ 2,651 for amounts negotiated bilaterally, pending settlement and (v) R$ 7,749 for lawsuits contesting CCEE’s accounting for the period September 2000 to December 2002. The subsidiaries consider that there is no significant risk on the realization of these assets and consequently no provision was posted in the accounts.

b) Concessionaires and Licensees

Refers basically to balances receivable in respect of the supply of electricity to other Concessionaires and Licensees by the subsidiaries Semesa and CPFL Brasil, as well as for various transactions that are being set off, through a settlement of accounts, against amounts payable by the subsidiary CPFL Piratininga.

(6) OTHER RECEIVABLES

	Consolidated

	2005	2004
Current
Receivables from CESP	24,239	27,434
Employees	15,893	17,470
Advances - Fundação CESP	9,287	7,783
Indemnities	8,279	6,261
Other	4,443	9,996
Total	62,141	68,944

Noncurrent
Receivables from CESP	83,882	122,302
Other	930	2,957
Total	84,812	125,259

Receivables from CESP: Refers to amounts receivable from Companhia Energética de São Paulo – CESP by the subsidiary CPFL Paulista, and derived from balances of the recoverable income account transferred to CESP in 1993. The balance is restated in accordance with the variation of the U.S. dollar, plus interest calculated on 50% of the Quarterly Libor rate, and a spread of 0.40625% p.a., with a final maturity date of December 2009.

Employees: Refers to financing granted to employees for the purchase of shares in the subsidiary CPFL Paulista.

Advances – Fundação CESP: Refer to advances to employee welfare programs and operational maintenance of the unit.

(7) FINANCIAL INVESTMENTS

On April 28, 2005, through a Private Credit Agreement, the Company acquired the credit arising from the Purchase and Sale of Electricity Agreement between CESP – Companhia Energética de São Paulo (seller) and CPFL Comercialização Brasil S.A. (purchaser), referring to the supply of energy for a period of 8 years.

The Granting of Credit acquired by the Company, amounting to R$ 127,875, is subject to interest of 17.5% p.a., plus the annual variation of the IGP-M, and is being amortized in monthly installments of amounts corresponding to the purchase of energy until January 2013. The balance as of December 31, 2005 is R$ 130,604.

(8) RECOVERABLE TAXES

	Parent Company		Consolidated

	2005	2004	2005	2004

Current
Social Contribution Prepayments -
CSLL	1,352	-	13,411	4,594
Income Tax Prepayments - IRPJ	3,736	-	35,451	12,679
Social Contribution and Income Tax	33,980	17,932	42,543	56,954
Withholding Tax	21,229	26,573	53,149	60,577
ICMS (State VAT)	-	-	33,338	23,954
PIS (Tax on Revenue)	-	4,112	2,155	6,412
COFINS (Tax on Revenue)	8	8	6,779	7,143
INSS (Social Security)	-	-	1,017	1,584
Other	64	213	929	766

Total	60,369	48,838	188,772	174,663

Noncurrent
Social Contribution	-	-	20,512	-
Income Tax	-	-	8,492	-
PIS (Tax on Revenue)	2,787	-	2,787	1,059
COFINS (Tax on Revenue)	-	-	-	3,996
ICMS (State VAT)	-	-	45,533	28,496

Total	2,787	-	77,324	33,551

In long-term, the balance of “Social Contribution” refers to the favorable outcome in a lawsuit brought by the subsidiary CPFL Paulista which was recognized, in 2004, as a current asset in the account “Social Contribution and Income Tax”. This amount was reclassified to long-term, since the subsidiary CPFL Paulista is still awaiting the result of administrative procedures in the Federal Revenue Office regarding the setting off, which has to be ratified, and because there is no clear indication as to the date on which it will actually be realized.

(9) ALLOWANCE FOR DOUBTFUL ACCOUNTS

Consolidated

Balance as of December 31,2003	(40,581)
Additional Allowance Recorded	(91,091)
Recovery of Revenue	22,374
Write-off of Accounts Receivable	58,878
Balance as of December 31,2004	(50,420)

Additional Allowance Recorded	(91,918)
Recovery of Revenue	28,025
Write-off of Accounts Receivable	59,952
Balance as of December 31,2005	(54,361)

(10) DEFERRED TARIFF COST AND GAIN VARIATIONS

	Consolidated

	ASSET				LIABILITY

	Current		Noncurrent		Current		Noncurrent

	2005	2004	2005	2004	2005	2004	2005	2004

Detailing:
Energy Purchased - Itaipu	57,998	120,534	235,061	243,830	31,693	95,250	-	23,696
System Service Charge	69,526	99,365	9,198	40,203	-	-	-	-
Transmission of Energy – Itaipu	5,534	6,535	4,852	4,723	-	-	-	-
Energy Purchased - Other	208,601	37,954	109,478	96,315	213,582	16,492	1,178	1,100
Fuel Consumption Account – CCC	53,139	54,864	102,003	108,981	17,489	36,794	78	13,409
Energy Development Account - CDE	54,159	53,549	6,222	29,113	-	-	-	-
Basic Network Charges	37,427	91,127	38,625	53,004	-	-	-	-
Global Reversal Reserve – RGR	-	-	2,059	1,729	-	-	10,253	8,612
Inspection Fee	-	-	787	661	-	-	467	392
Connection Charges	-	-	1,992	1,673	-	-	-	-

Total	486,384	463,928	510,277	580,232	262,764	148,536	11,976	47,209

Summary:
Parcel "A" (note 3)	-	-	486,626	408,757	-	-	10,720	9,004
CVA (note 3)	486,384	463,928	23,651	171,475	262,764	148,536	1,256	38,205

Total	486,384	463,928	510,277	580,232	262,764	148,536	11,976	47,209

(11) PREPAID EXPENSES

	Consolidated

	Current		Long-term

	2005	2004	2005	2004

PIS and COFINS - Change in Legislation (note 3)	24,380	-	17,094	46,483
Surplus Energy from 2005 Auctions (note 3)	27,003	-	17,209	-
PROINFA	1,932	-	1,457	-
Other	4,699	9,425	2,427	2,703

Total	58,014	9,425	38,187	49,186

(12) DEFERRED TAXES

12.1 - Composition of the income tax and social contribution credits:

	Parent Company		Consolidated

	2005	2004	2005	2004

Income Tax Credit on:
Tax Loss Carryforwards	59,000	-	166,756	152,753
Tax Benefit on Merged Goodwill	-	-	497,211	525,468
Temporarily Nondeductible Differences	-	-	165,294	101,913

Subtotal	59,000	-	829,261	780,134

Social Contribution Credit on:
Tax Loss Carryforwards	13,000	-	66,408	64,730
Tax Benefit of Merged Goodwill	-	-	171,724	181,448
Temporarily Nondeductible Differences	-	-	51,048	29,363

Subtotal	13,000	-	289,180	275,541

Total	72,000	-	1,118,441	1,055,675

As of December 31, 2005, the Company recorded part of the tax credits referring to tax loss carryforwards, based on expectations of generation of income tax and social contribution payable in the future over a period of 10 years.

Expectation of recovery

The expected recovery of the deferred tax credits derived from the tax loss carryforward and temporary nondeductible expenses is based on the income projections prepared by the Company and its subsidiaries, as follows:

	2005

Annual expectation of recovery	Parent Company	Consolidated

2006	21,000	179,594
2007	7,000	147,970
2008	8,000	70,461
2009	7,000	14,102
2010	7,000	10,838
2011	6,000	6,663
2012	5,000	5,572
From 2013 up to 2015	11,000	14,306

Total	72,000	449,506

This forecast is subject to change, as the final results, at the time of actual realization in subsequent periods, may differ from those taken into account in the projections. Accordingly, the Company and its subsidiaries decided to classify these credits as Long-term Assets.

The income projections, on which the realization of the deferred tax credits of the Company and its subsidiaries were based, were approved by the Boards of Directors and examined by the Fiscal Committee.

12.2 - Temporary nondeductible differences:

	Consolidated

	2005		2004

	Income Tax (IRPJ)	Social Contribution (CSLL)	Income Tax (IRPJ)	Social Contribution (CSLL)

Reserve for Contingencies	53,512	11,347	54,371	12,652
Pension Plan Expenses	20,398	6,985	23,430	8,078
Allowance for Doubtful Accounts	15,430	5,555	9,471	3,410
Provision for Losses on the Realization of RTE	22,087	7,952	-	-
Research and Development and Energy Efficiency
Programs	38,024	13,689	-	-
Accounts Receivable from Government Entities	5,528	1,990	5,209	1,875
Profit Sharing	3,286	937	2,288	823
Other	7,029	2,593	7,144	2,525

Total	165,294	51,048	101,913	29,363

12.3 - Reconciliation of the amounts of income tax and social contribution reported in the income statements for 2005 and 2004:

	Consolidated

	2005		2004

	Income Tax (IRPJ)	Social Contribution (CSLL)	Income Tax (IRPJ)	Social Contribution (CSLL)

Income before Tax	1,239,990	1,239,990	579,829	579,829
Adjustments to Reflect Effective Rate:
- Goodwill Amortization	117,561	61,142	99,802	44,027
- Realization Supplementary Monetary
Restatement	-	24,274	-	31,277
- Dividend Received	(9,230)	(9,230)	(880)	(880)
- Social Contribution for 1988 - Judicial	-	-	10,508	10,508
- Realization of Revaluation Reserve	16,680	16,680	17,196	17,196
- Pension Plan Expenses	(61,558)	(61,558)	-	-
- Realization of Allowance for Loss on
Investment	(133,128)	(133,128)	-	-
- Other Net Additions/Deductions	11,453	20,391	1,020	13,366

Calculation base	1,181,768	1,158,561	707,475	695,323
Applicable Rate	25%	9%	25%	9%

Tax Credit (Debit) Result	(295,441)	(104,271)	(176,870)	(62,579)

- Social Contribution for 1988 - Judicial	-	-	-	10,508
- Tax Credit allocated	59,000	14,824	-	-
- Unallocated Tax Credit	(7,520)	(2,925)	(16,244)	(7,549)

Total	(243,961)	(92,372)	(193,114)	(59,620)

Goodwill Amortization - Refers to the goodwill amortized derived from the acquisition of investee companies, which is nondeductible.

Supplementary Monetary Restatement - Refers to depreciation of the portion of incremental cost of the complementary restatement introduced by Law 8.200/90, which is not deductible in determination of social contribution.

Social Contribution for 1988 - Judicial - refers to the final favorable outcome of a lawsuit filed by CPFL Paulista, recognized during 2004 and classified in the income statement as a social contribution credit. The amount is subject to both income tax and the social contribution.

Realization of the Allowance for Loss on Investment – in 2005, RGE disposed of its subsidiary Sul Geradora Participações S/A, and accordingly the previously-established provision for loss on investment became deductible.

Unallocated Tax Credits – Refers to the tax loss carryforward not recorded in the Company, in 2004, and in Sul Geradora Participações, in 2004 and until September 2005, due to the absence of prospects of realization.

(13) OTHER CREDITS

	Consolidated

	Current		Noncurrent

	2005	2004	2005	2004

Refinancing of Consumer Debts	41,639	76,796	114,155	69,085
Low Income Consumer Subsidies (note 3)	47,183	43,995	-	-
Collaterals, Funds and Tied Deposits	16,887	-	31,888	21,434
PERCEE (note 3)	172	3,627	-	-
Orders in Progress	6,171	8,103	-	-
Services Rendered to Third Parties	17,547	17,038	1,103	616
Reimbursement RGR	3,723	-	457	-
Assets and Rights for Disposal	17	1,462	2,283	1,475
Advance Energy Purchase Agreements	7,343	-	3,749	-
Other	20,576	7,318	13,600	5,090

Total	161,258	158,339	167,235	97,700

Refinancing of Consumers' Debts: Refers to the negotiation of overdue accounts receivable from consumers, principally governments entities. Some of these credits have payment guaranteed by the debtors by passing on ICMS revenue with bank intervention. Losses regarded as probable on these amounts are recorded in the account allowance for doubtful accounts (note 9).

Collaterals, Funds and Tied Deposits: These are guarantees offered when negotiating or renegotiating loans and to guarantee CCEE operations.

PERCEE – Emergency Program to Reduce the Consumption of Electric Energy: Refers to the costs incurred in implementing the energy rationing program (note 3).

Orders in Progress: Comprise costs relating to the demobilization in progress of fixed assets and costs relating to their disposal, where applicable, and costs of the services in progress relating to the distribution of electricity.

Advance Energy Purchase Agreements: Refers to prepayments of energy purchases by the subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Brasil, which will be liquidated on delivery of the energy to be supplied.

(14) INVESTMENTS

	Parent Company		Consolidated

	2005	2004	2005	2004

Permanent Equity Interests	2,976,208	2,735,310	-	-
Goodwill / Negative	1,321,981	1,019,325	2,299,646	2,019,045
Goodwill
Leased Assets	-	-	766,443	791,835
Other Investments	-	-	29,073	30,252

Total	4,298,189	3,754,635	3,095,162	2,841,132

14.1 - Permanent Equity Interests:

The Company has equity interests in the following subsidiaries:

	Parent Company

	2005	2004

Companhia Paulista de Força e Luz	1,869,332	1,722,094
CPFL Geração de Energia S.A.	1,106,328	1,013,212
CPFL Comercialização Brasil S.A.	548	4

Total	2,976,208	2,735,310

The principal information on the investments in permanent equity interests is as follows:

	2005				2004

	CPFL Paulista	CPFL	CPFL Geração	CPFL Brasil	CPFL Paulista	CPFL Geração	CPFL Brasil
Information on Equity Interests		Piratininga
		(a)

Subsidiary
Number of Shares - (in thousands)
- Common Share	12,550,552	-	68,495,905	456	12,491,807	68,495,905	300
- Preferred Share	21,281,301	-	136,991,811	-	21,113,254	136,991,811	-
- Total Number of Shares	33,831,853	-	205,487,716	456	33,605,061	205,487,716	300

Shareholders' Equity - (in thousands of R$)
- Capital	1,281,963	-	1,039,618	456	1,226,556	1,039,618	3
- Net Income (a)	724,101	105,307	117,190	153,791	323,050	71,053	101,716
- Shareholders' Equity	1,869,332	-	1,106,328	548	1,813,929	1,044,401	4

Parent Company
Held by Parent Company - (in thousands)
- Common Share	12,550,552	-	68,495,905	456	12,084,042	67,317,562	300
- Preferred Share	21,281,267	-	136,991,811	-	19,819,681	132,033,724	-
- Total Number of Shares	33,831,819	-	205,487,716	456	31,903,723	199,351,286	300

Ownership - (%)
- Voting	100.0000%	-	100.0000%	100.00%	96.7357%	98.2797%	100.00%
- Total	100.0000%	-	100.0000%	100.00%	94.9373%	97.0137%	100.00%

Permanent Equity
Interests - (in thousands of R$)	1,869,332	-	1,106,328	548	1,722,094	1,013,212	4

Equity in
Subsidiaries (b) - (in thousands of R$)	647,327	141	115,560	153,790	306,695	68,649	101,716

(a) The Net income and the Equity in the Subsidiaries, relating to CPFL Piratininga, refers to the period June 1, 2005 to November 30, 2005, in which the Company held a 0.1335% interest in the capital of the investee (for further information see explanation on the changes in the investment of CPFL Paulista).

(b) Prior year adjustments of the subsidiary CPFL Paulista are shown in the equity accounting of the subsidiary, registered in the Parent Company (note 2).

Of the total number of shares of the subsidiary CPFL Paulista held by the Company, 32.14% are pledged in guarantee of debenture issues.

Changes in equity and in Shareholders' Equity of the Investees that affect the balances of Permanent Equity Interests are described below:

CPFL Paulista

The Company’s investment in CPFL Paulista as of December 31, 2005 was affected by acquisitions and mergers of shares in the course of the year, as described below:

• Purchase of Shares of the subsidiary CPFL Piratininga

On July 16, 2005, in an auction held in the São Paulo Stock Exchange - BOVESPA, the Company acquired 70,800,000 preferred shares issued by CPFL Piratininga, representing 0.1335% of its capital, for the price of R$ 25.76 per 1,000 shares, totaling R$ 1,824. On November 22, 2005, with the merger of the shares of the minority shareholders of CPFL Piratininga by the subsidiary CPFL Paulista (see below), these shares were converted into 11,695,285 preferred sharers in CPFL Paulista. The result of both operations in the investment of CPFL Paulista was an increase in the Permanent Equity Interest of R$ 754 and the recognition of goodwill totaling R$ 1,026.

• Merger of shares of the indirect subsidiary CPFL Piratininga by the parent company CPFL Paulista

In an Extraordinary General Meeting held on November 22, 2005, CPFL Paulista approved the merger of shares of its subsidiary CPFL Piratininga held by the non-controlling shareholders, converting it into a wholly-owned subsidiary. The exchange ratio, based on the economic value appraisals, was 6.053721422 common or preferred shares of CPFL Piratininga, for each common or class “A” preferred share issued by CPFL Paulista. This merger resulted in an increase of R$ 55,407 in the capital of CPFL Paulista, through the issue of 58,745,376 common shares and 168,047,235 class “A” preferred shares, generating goodwill of R$ 39,275 in the subsidiary.

• Merger of shares of the subsidiary CPFL Paulista

In an Extraordinary General Meeting held on November 23, 2005, the Company approved a merger of shares of the subsidiary CPFL Paulista held by the non-controlling shareholders, converting it into a wholly-owned subsidiary. The exchange ratio, based on the economic value appraisals, was 101.600724349 common or preferred shares of CPFL Paulista for each common share issued by the Company. This merger resulted in an increase of R$ 468,201 (note 25) in the Company’s capital through the issue of 18,862,416 common shares and a balancing item of R$ 164,366, as the acquisition in Permanent Equity Interest in CPFL Paulista and R$ 303,835 of goodwill generated in the operation.

The changes in the balance of equity interests of the subsidiary CPFL Paulista were:

Permanent Equity Interests - December 31,2004	1,722,094
Increase in Equity Interests	165,120
Interim interest on equity	(80,272)
Interim dividend	(214,714)
Proposed interest on equity	(92,249)
Proposed dividend	(277,777)
Loss on dividend received	(197)
Equity in subsidiaries	647,327

Permanent Equity Interests - December 31,2005	1,869,332

CPFL Geração

The Company’s investment in CPFL Geração as of December 31, 2005 was affected by the acquisitions and mergers of shares in the course of the year, as described below:

• Purchase of Shares of the subsidiary CPFL Geração

On May 6, 2005, in an auction held in the São Paulo Stock Exchange - BOVESPA, the Company acquired 90,150,287 common shares and 100,856,977 preferred shares issued by CPFL Geração, totaling 191,007,264 shares, representing 0.093% of its capital, for the amount of R$ 1,606, or R$ 8.40 per 1,000 shares, increasing its share interest from 97.01% to 97.11% . This acquisition resulted in an increase of R$ 1,002 in the Company’s Permanent Equity Interest in CPFL Geração, goodwill totaling R$ 143 and a loss in share interest of R$ 461.

• Merger of shares of the subsidiary CPFL Geração

In an Extraordinary General Meeting held on June 20, 2005, the Company approved a merger of shares of the subsidiary CPFL Geração held by the non-controlling shareholders, converting it into a wholly-owned subsidiary. The exchange ratio, based on the economic value appraisals, was 1 (one) common share issued by the Company for every 1,622 common shares or preferred shares of CPFL Geração. This acquisition resulted in an increase of R$ 85,577 in the Company’s capital (note 25), through the issue of 3,665,488 common shares, and a balancing item of R$ 31,816, as the acquisition in Permanent Equity Interest in CPFL Geração and R$ 53,761 of goodwill generated in the operation.

The changes in the balance of equity interests of the subsidiary CPFL Geração were:

Permanent Equity Interests - December 31,2004	1,013,212
Increase in equity interests	32,818
Interim dividend	(55,262)
Equity in subsidiaries	115,560

Permanent Equity Interests - December 31,2005	1,106,328

Additionally, in August 2005, the subsidiary CPFL Geração acquired 100% of the equity interest in CPFL Sul Centrais Elétricas.

CPFL Brasil

The changes in the balance of equity interests of the subsidiary CPFL Brasil were:

Permanent Equity Interests - December 31,2004	4
Capital Increase	453
Interim dividend	(78,125)
Proposed dividend	(75,574)
Equity in subsidiaries	153,790

Permanent Equity Interests - December 31,2005	548

Additionally, in 2005 the subsidiary CPFL Brasil acquired share interest in the following investments:

• Acquisition of shares in Clion Assessoria e Comercialização de Energia Elétrica Ltda

In January 2005, the subsidiary CPFL Brasil acquired 100% of the total capital of Clion.

• Acquisition of shares in Sul Geradora

In September 2005, the subsidiary CPFL Brasil acquired 145,085,020 shares issued by Sul Geradora Participações, until that time a wholly-owned subsidiary of the indirect subsidiary RGE, corresponding to 67.23% of its capital. The remaining interest was acquired by IPE Energia S/A (joint owner of RGE).

The objective of the acquisition was to comply with ANEEL Ratification Resolution nº 166, of July 13, 2004, and Law 10,848, of March 15, 2004, ordering the elimination of RGE’s interest in the capital of Sul Geradora Participações by September 16, 2005.

14.2 – Dividend and Interest on Equity:

	2005	2004
Dividend Receivable
CPFL Paulista	277,777	255,304
CPFL Geração	83,731	28,469
CPFL Brasil	75,574	50,453

Subtotal	437,082	334,226

Interest on Equity Receivable
CPFL Paulista	78,412	53,161

Total	515,494	387,387

14.3 - Goodwill and Negative Goodwill:

		Consolidated

		2005			2004

Investor	Investee	Cost	Accumulated Amortization	Net Value	Net Value

CPFL Energia	CPFL Paulista	(12,828)	-	(12,828)	(12,828)
CPFL Energia	CPFL Paulista	1,074,026	(95,963)	978,063	1,031,739
CPFL Energia	CPFL Paulista	304,861	(1,357)	303,504	-
CPFL Energia	CPFL Geração	54,555	(1,313)	53,242	414
CPFL Paulista	RGE	756,443	(239,684)	516,759	545,119
CPFL Paulista	CPFL Piratininga	164,170	(9,344)	154,826	123,227
CPFL Geração	SEMESA	426,450	(134,539)	291,911	317,290
CPFL Geração	Foz do Chapecó	770	-	770	770
CPFL Geração	ENERCAN	15,693	(5,461)	10,232	10,233
CPFL Geração	Barra Grande	3,081	(5)	3,076	3,081
CPFL Brasil	Clion	98	(7)	91	-

Total		2,787,319	(487,673)	2,299,646	2,019,045

The goodwill arising from acquisition of the equity interests in CPFL Paulista, RGE, CPFL Piratininga and SEMESA is amortized as from 2004 in proportion to the net income curves projected for the remaining term of the concession contract. For the indirect subsidiary SEMESA, the goodwill is amortized over the remaining period of the leasing contract.

The goodwill arising from the acquisitions of interests in Barra Grande, Foz do Chapecó and ENERCAN, jointly-controlled subsidiaries of CPFL Geração, is based on expected future income derived from the concession contracts and will be amortized over the term of these contracts, as from the beginning of commercial operation of the companies.

In 2005, amortization of the goodwill was calculated based on rates of 4.997631% for CPFL Paulista, 4.997631% for RGE, 5.777282% for CPFL Piratininga, 7.439278% for SEMESA and 0.168050% for Barra Grande. These rates are subject to periodic review.

14.4 - Leased Assets:

In consolidated, the leased assets refer principally to the assets of the Serra da Mesa Plant, owned by the subsidiary SEMESA and leased to the holder of the concession (currently Furnas) for a period of 30 years ending in 2028. This lease contract grants SEMESA the right to 51.54% of the total assured energy of the plant. This energy is also sold to Furnas, with a price restatement clause tied to the variation of the IGP-M, scheduled to terminate in 2014.

The composition of these assets is as follows:

	Consolidated

	2005				2004

	Average Annual Depreciation Rate	Cost	Accumulated Depreciation	Net Value	Net Value

Assets Leased

Lands	-	4,675	-	4,675	5,420
Reservoirs, Dams and Pipelines	2.00%	105,166	(16,314)	88,852	90,956
Buildings, Constructions and Improvements	3.83%	522,993	(87,358)	435,635	449,287
Machinery and Equipment	5.93%	306,224	(69,005)	237,219	246,131
Vehicles	20.00%	92	(90)	2	3
Other	20.00%	81	(21)	60	38

Total		939,231	(172,788)	766,443	791,835

The assets are depreciated based on the estimated useful life, at the rates described above, established by ANEEL.

The leased assets and facilities are subject to the general conditions of the concession contract held by Furnas, which stipulates the return of these assets and facilities to the Granting Authority at the end of the concession, against compensation at the residual book value.

14.5 – Other matters:

The financial statements of the direct subsidiaries CPFL Paulista, CPFL Geração and CPFL Brasil as of December 31, 2005 and 2004 were audited by the same auditors as those of the Company and the corresponding opinions were issued on February 14, 2006 and March 3, 2005, respectively, without qualifications and with paragraphs emphasizing the provisional situation of the tariff adjustments of the subsidiaries CPFL Paulista (applicable to 2005 and 2004) and CPFL Piratininga (applicable to 2004) and of regulatory assets pending ratification by ANEEL in 2004.

(15) PROPERTY, PLANT AND EQUIPMENT

	Consolidated

	2005		2004

	Cost	Accumulated Depreciation	Net Value	Net Value
In Service

- Distribution	5,766,662	(2,957,751)	2,808,911	2,670,346

Intangibles	125,861	(22,251)	103,610	55,370
Land	47,726	-	47,726	43,868
Reservoirs, Dams and Pipelines	-	-	-	6
Buildings, Constructions and
Improvements	161,932	(88,470)	73,462	74,521
Machinery and Equipment	5,358,691	(2,794,132)	2,564,559	2,480,475
Vehicles	51,515	(42,176)	9,339	6,886
Furniture and Fixtures	20,937	(10,722)	10,215	9,220

- Generation	653,966	(98,830)	555,136	147,519

Intangibles	953	(8)	945	860
Land	3,934	-	3,934	1,340
Reservoirs, Dams and Pipelines	261,447	(20,686)	240,761	9,743
Buildings, Constructions and
Improvements	126,690	(23,439)	103,251	14,144
Machinery and Equipment	258,279	(53,586)	204,693	120,641
Vehicles	1,056	(193)	863	370
Furniture and fixtures	1,607	(918)	689	421

- Commercialization	102,028	(39,220)	62,808	57,019

Intangibles	6,123	(2,260)	3,863	4,982
Land	93	-	93	94
Buildings, Constructions and
Improvements	8,350	(5,799)	2,551	2,739
Machinery and Equipment	82,092	(28,413)	53,679	46,490
Vehicles	2,551	(1,396)	1,155	1,379
Furniture and Fixtures	2,819	(1,352)	1,467	1,335

- Administration	170,065	(107,441)	62,624	101,032

Intangibles	55,265	(34,916)	20,349	48,210
Land	1,670	-	1,670	1,791
Buildings, Constructions and
Improvements	36,506	(20,242)	16,264	21,381
Machinery and Equipment	30,433	(21,899)	8,534	9,088
Vehicles	5,877	(4,729)	1,148	3,760
Furniture and Fixtures	40,314	(25,655)	14,659	16,802

	6,692,721	(3,203,242)	3,489,479	2,975,916

In Progress
- Distribution	137,601	-	137,601	115,298
- Generation	866,952	-	866,952	974,331
- Commercialization	7,376	-	7,376	7,696
- Administration	20,983	-	20,983	14,152

	1,032,912	-	1,032,912	1,111,477

Subtotal	7,725,633	(3,203,242)	4,522,391	4,087,393
Other Assets not Tied to the Concession	751,347	(431,972)	319,375	327,524

Total Property, Plant and Equipment	8,476,980	(3,635,214)	4,841,766	4,414,917

Special Obligations linked to the Concession			(640,997)	(588,053)

Net Property, Plant and Equipment			4,200,769	3,826,864

According to articles 63 and 64 of Decree No. 41,019, dated February 26, 1957, the assets and installations used for generation, transmission, distribution and sales are tied to these services, and may not be removed, disposed of, assigned or given in mortgage guarantee without prior authorization from the Regulatory Agency. ANEEL regulates the release of assets and concessions of the Public Electric Power Service, granting prior authorization for the release of assets that are of no use to the concession, when intended for sale, establishing that the proceeds of the sale should be deposited in a tied bank account for investment in the concession.

The average depreciation rate of the assets is approximately 5.05% p.a. for the distributors and 2.5% p.a. for the generators.

Construction in Progress – Of the consolidated balance as of December 31, 2005, the amount of R$ 859,999 refers to works in progress of the projects at the construction stage, as shown below:

				FOZ DO
	CERAN	ENERCAN	BAESA	CHAPECÓ	TOTAL

Plant under construction as of December 31, 2005	221,177	1,323,023	230,331	21,029	1,795,560
Company's proportionate share in each plant	143,765	644,617	57,597	14,020	859,999

The interest corresponding to the loans taken by these projects to finance the works are being capitalized. In the year ended December 31, 2005 the amount of R$ 53,757 was recorded in consolidate (R$ 46,231 in 2004).

Other Assets not Tied to the Concession – Refer to the goodwill from the merger of jointly-controlled subsidiary RGE, amortized over the remaining period of that company’s concession, in proportion to the net income curve projected for the period (annual rate of 2.41% in 2005). This rate is subject to periodic review.

Special Obligations linked to the Concession - Represent the amounts received from consumers and donations not linked to any return, and subsidies for funding investments to respond to applications for electric power supply in the distribution business. The due dates of these liabilities are those established by the regulatory agency for generation, transmission and distribution concessions and they will be settled at the end of the concession. The special obligations are not subject to depreciation or any form of restatement.

After termination of the concession, the subsidiaries' assets tied to the service will revert to the Federal Government, and surveys, valuations and determination of the amount of compensation payable to the concessionaire for the residual book value will be carried out.

(16) DEFERRED CHARGES

	Consolidated

	2005			2004

	Cost	Accumulated Amortization	Net Value	Net Value

Pre-Operating Expenses in Service	27,970	(9,616)	18,354	19,255
Expenses with the Issue of Debentures	7,135	(3,646)	3,489	4,722
Deferred Charges in Progress	18,202	-	18,202	33,344

Total	53,307	(13,262)	40,045	57,321

Deferred Charges in Progress – Refer mainly to expenditure on the implementation and modernization of corporate systems and processes of the subsidiaries. During 2005, an amount of R$ 20,460 was transferred to Intangible assets, with reference to the costs incurred for development of the System for Integrated Management of the Distribution System - GISD.

(17) SUPPLIERS

	Consolidated

Current	2005	2004

System Service Charge	4,058	2,490
Energy Purchased	478,222	400,461
Electricity Network Usage Charges	68,139	62,746
Materials and Services	119,239	95,894
Free Energy (note 3)	90,218	91,838
PIS and COFINS - Generators Pass-Through (note 3)	11,456	-
Other	10,901	10,428

Total	782,233	663,857

Long-term
Free Energy (note 3)	201,982	229,874

Free Energy – In accordance with Official Letter nº 2,218/ANEEL, of December 23, 2005, the Free Energy pass-through amounts are shown below by Generator. The amounts are gross and the charges and taxes levied will be deducted at the time of the pass-through, in accordance with the instructions of Resolution nº 89, of February 25, 2003, and the information disclosed to ANEEL (Annexure to Official Letter nº 001/ANEEL, of January 6, 2006).

	Consolidated

			Balance as of
Generator	Current	Long-term	December
			31, 2005

AES TIETÊ	4,731	8,570	13,301
CDSA	1,671	3,439	5,110
CEEE	2,118	11,939	14,057
CELESC	1,271	3,048	4,319
CELTINS	216	568	784
CEMIG	18,688	40,359	59,047
CESP	13,307	30,405	43,712
CGTEE	192	587	779
CHESF	19,870	42,757	62,627
COPEL	1,589	3,457	5,046
CPFL GERAÇÃO	265	567	832
DUKE	3,108	8,005	11,113
EEB	12	7	19
EEVP	60	72	132
ELETRONORTE	5,680	12,765	18,445
EMAE	1,501	3,273	4,774
ENERGIPE	21	14	35
FURNAS	14,301	28,636	42,937
RGE	370	778	1,148
TRACTEBEL	1,247	2,736	3,983

Total	90,218	201,982	292,200

The subsidiary CPFL Paulista and the indirect subsidiary CPFL Piratininga are awaiting the conclusion of Public Hearing nº 044/2005, of December 26, 2005, relating to the regulation of the collection of RTE from free consumers, in order to take a position in relation to setting up a provision for losses on Free Energy.

(18) INTEREST, LOANS AND FINANCING

	Consolidated

	2005				2004

	Interest	Principal		Total	Interest	Principal		Total
		Current	Long-term			Current	Long-term

LOCAL CURRENCY
BNDES - Power Increases (PCH's)	85	3,717	14,091	17,893	81	3,653	15,619	19,353
BNDES - Investiment	7,297	73,963	1,002,277	1,083,537	457	38,320	652,556	691,333
BNDES - Parcel "A", RTE and Free Energy	2,069	237,451	394,419	633,939	6,305	214,827	541,924	763,056
BNDES - CVA Ordinance 116	784	92,642	-	93,426	2,089	165,451	85,718	253,258
FIDC	30,535	64,033	5,699	100,267	19,771	59,722	78,610	158,103
BRDE	-	16,044	-	16,044	357	18,833	17,520	36,710
Furnas Centrais Elétricas S.A.	-	-	99,384	99,384	-	-	79,954	79,954
Financial Institutions	3,622	69,081	112,953	185,656	3,608	54,257	159,608	217,473
Other	553	33,509	19,786	53,848	537	19,924	24,964	45,425

Subtotal	44,945	590,440	1,648,609	2,283,994	33,205	574,987	1,656,473	2,264,665

FOREIGN CURRENCY
IFC	-	-	-	-	3,556	10,618	95,558	109,732
Floating Rate Notes	578	244,369	-	244,947	805	159,264	277,119	437,188
Trade Finance	-	-	-	-	700	101,475	-	102,175
IDB	690	-	68,428	69,118	-	-	-	-
Financial Institutions	1,718	363,206	90,428	455,352	1,482	18,229	115,191	134,902

Subtotal	2,986	607,575	158,856	769,417	6,543	289,586	487,868	783,997

Total	47,931	1,198,015	1,807,465	3,053,411	39,748	864,573	2,144,341	3,048,662

	Consolidated

LOCAL CURRENCY	2005	2004	Remuneration	Amortization	Collateral

BNDES - Power Increases (PCH's)
CPFL Centrais Elétricas	9,641	11,585	TJLP + 3.5% p.a.	84 monthly installments from February 2003	Guarantee of CPFL Paulista
CPFL Centrais Elétricas	640	926	UMBND + 3.5% p.a.	84 monthly installments from February 2003	Guarantee of CPFL Paulista
CPFL Centrais Elétricas	4,860	5,697	TJLP + 4% p.a.	72 monthly installments from September 2004	Guarantee of CPFL Energia
CPFL Centrais Elétricas	809	1,145	UMBND + 4% p.a.	72 monthly installments from September 2004	Guarantee of CPFL Energia
CPFL Centrais Elétricas	1,943	-	TJLP + 4.3% p.a.	75 monthly installments from September 2007	Guarantee of CPFL Energia

BNDES - Investment
CPFL Paulista - FINEM I	38,502	61,762	TJLP + 3.25% p.a.	78 monthly installments from October 2000 and October 2001	Revenue
CPFL Paulista - FINEM II	145,002	-	TJLP + 5.4% p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
RGE - FINEM	74,535	59,480	TJLP + 3.5% to 4.5% p.a.	84 monthly installments from October 2000 to 36 monthly installments from December 2005	Revenue
RGE - FINEM	10,094	6,314	UMBND + 4.5% p.a (*)	36 monthly installments from February 2006	Revenue collection/reserve account
CPFL Piratininga - FINEM	68,601	-	TJLP + 5.4% p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
CPFL Piratininga - FINAME	55	212	TJLP + 9.45% p.a.	48 monthly installments from May 2002	Promissory notes and receivables
BAESA	156,354	80,622	TJLP + 3.125% p.a.	144 monthly installments from Setember 2006 and November 2006	Letters of Credit
BAESA	46,548	49,091	UMBND + 3.125% p.a.	144 monthly installments from November 2006	Letters of Credit
ENERCAN	347,154	265,602	TJLP + 4% p.a.	144 monthly installments from April 2007	Letters of Credit
ENERCAN	28,452	26,510	UMBND + 4% p.a.	144 monthly installments from April 2007	Letters of Credit
CERAN	135,071	109,589	TJLP + 5% p.a.	120 monthly installments from December 2005	Guarantee of CPFL Energia
CERAN	13,130	11,326	UMBND + 5% p.a.	120 monthly installments from December 2007	Guarantee of CPFL Energia
CERAN	20,039	20,825	UMBND + 5% p.a. (**)	120 monthly installments from February 2006	Guarantee of CPFL Energia

BNDES - Parcel "A", RTE and Free Energy
CPFL Paulista - RTE	194,491	309,860	Selic + 1% p.a.	62 monthly installments from March 2002	Receivables
CPFL Paulista - Parcel "A"	282,607	230,832	Selic + 1% p.a.	13 monthly installments from May 2007	Receivables
CPFL Piratininga - RTE	43,952	99,815	Selic + 1% p.a.	54 monthly installments from March 2002	Receivables
CPFL Piratininga - Parcel "A"	105,108	85,851	Selic + 1% p.a.	9 monthly installments from September 2007	Receivables
RGE - Free Energy	3,754	5,010	Selic + 1% p.a.	60 monthly installments from March 2003	Receivables
CPFL Geração	4,027	5,373	Selic + 1% p.a.	60 monthly installments from March 2003	Receivables

BNDES - CVA and Interministerial Ordinance 116
CPFL Paulista	43,755	158,832	Selic + 1% p.a.	24 monthly installments from May 2004	Receivables
CPFL Piratininga	49,671	94,426	Selic + 1% p.a.	24 monthly installments from December 2004	Receivables
RGE	-	26,315	Selic + 1% p.a.	60 monthly installments from march 2003	Receivables
FIDC - CPFL Piratininga	100,267	158,103	112% of CDI	36 monthly installments from March 2004	Receivables

BRDE - RGE	16,044	36,710	IGP-M + 12% p.a.	180 monthly installments from September 1991	Receivables

Furnas Centrais Elétricas S.A.
Semesa	99,384	79,954	IGP-M + 10% p.a.	24 monthly installments from August 2008	Energy produced by plant

Financial Institutions
CPFL Paulista
Banco do Brasil - Law 8727	55,238	58,532	Variation of IGPM + 7.42% p.a.	240 montly installments from May 1994	Receivables
RGE
Banco Itaú BBA	69,252	69,164	CDI + 1.75% p.a.	24 monthly installments from May 2006	Letters of credit CPFL, Ipê and receivables
Unibanco	27,481	27,468	CDI + 2.15% p.a.	18 quarterly installments from January 2006	No guarantee
Banco Santander	12,526	12,480	CDI + 2.0% p.a.	7 quarterly installments from January 2006	Promissory notes
Banco Alfa	2,321	20,179	CDI + 2.0% p.a.	4 monthly installments from January 2005	Guarantee of CPFL Energia and promissory notes
Banrisul	-	2,268	122.2 % CDI + 3.5% p.a.	18 monthly installments from January 2004	No guarantee
Banco Safra	18,838	-	104% of CDI	1 installment in January 2006	Promissory notes
Semesa
Other	-	27,382	CDI + 0.90% p.a.	Settlement in february of 2005	-
Other
CPFL Paulista
ELETROBRÁS	14,543	17,248	RGR + rate of 6% to 9% p.a.	Monthly installments to March 2016	Receivables/Promissory notes
Other	7,432	8,041
RGE
FINEP	1,306	365	TJLP + 4.0% p.a.	48 monthy installments from July 2006	Receivables
ELETROBRÁS	3,328	4,786	RGR + rate of 6% to 9% p.a.	Monthly installments to July 2010	Receivables/Promissory notes
Other	16,672	8,351
Piratininga
ELETROBRÁS	9,463	5,733	RGR + rate of 6% to 6.5% p.a.	Monthly installments to July 2016	Receivables/Promissory notes
Other	1,104	901

Total Local Currency	2,283,994	2,264,665

	Consolidated

FOREIGN CURRENCY	2005	2004	Remuneration	Amortization	Collateral

IFC - CPFL Energia	-	109,732	US$ + 6-month Libor + 5.25% p.a.	10 semiannual installments from July 2005	Share of CPFL Centrais Elétricas

Floating Rate Notes - CPFL Paulista	244,947	437,188	US$ + 6-month Libor + 2.95% p.a. (******)	24 semiannual installments from February 2003	Receivables, Guarantee and promissory notes
Trade Finance - Sul Geradora	-	102,175	US$ + Libor + 4.7% p.a.	12 installments, 3 per year (May, June and July) - From May 2002	Guarantee of RGE and Letters of credit
IDB - Enercan	69,118	-	US$ + Libor + 3.5% p.a.	49 quarterly installments from June 2007	Guarantee of CPFL Energia
Financial Institutions
CPFL Paulista
Debt Conversion Bond	18,269	23,794	US$ + 6-month Libor + 0.875% p.a.	17 semiannual installments from April 2004	Revenue/Government SP guaranteed
New Money Bond	2,594	3,765	US$ + 6-month Libor + 0.875% p.a.	17 semiannual installments from April 2001	Revenue/Government SP guaranteed
FLIRB	2,633	3,820	US$ + 6-month Libor + 0.8125% p.a.	13 semiannual installments from April 2003	Revenue/Government SP guaranteed
C-Bond	21,486	27,232	US$ + 8% p.a.	21 semiannual installments from April 2004	Revenue/Government SP guaranteed
Discount Bond	20,596	23,248	US$ + 6-month Libor + 0.8125%p.a.	1 installment from 2024	Escrow deposits and revenue/ Gov.SP guarantee
PAR-Bond	29,616	33,586	US$ + 6% p.a.	1 installment from 2024	Escrow deposits and revenue/ Gov.SP guarantee
EI Bond - Interest Bond	1,273	4,310	US$ + 6-month Libor + 0.8125%p.a.	19 semiannual from April 1997	Revenue/Government SP guaranteed
Piratininga
Banco Itaú BBA	299,104	-	US$ + 4.5% p.a. (*****)	1 installment from February 2006	No guarantee
RGE
Banco Itaú BBA	-	4,169	US$ + 7.0% p.a.	18 monthly installments from January 2004	Promissory notes
Unibanco	6,526	10,978	US$ + Libor + 7.25% p.a. (***)	7 semiannual installments from September 2004	Receivables and reserve account
Semesa
Citibank	53,255	-	US$ + 5.12% p.a. (****)	1 installment from December 2006	Promissory notes/Guarantee of CPFL Energia
Total Foreign Currency	769,417	783,997

(*) Converted into local cost corresponding to 135.70% of the CDI
(**) Converted into local cost corresponding to 138.43% of the CDI
(***) Converted into local cost corresponding to 100.83% of the CDI
(****) Converted into local cost corresponding to 105% of the CDI
(*****) Converted into local cost corresponding to 106.5% of the CDI
(******) Converted into local cost corresponding to 93.65% and 94.75% of the CDI

BNDES – Investment (FINEM II): In 2005, the subsidiary CPFL Paulista obtained approval for financing of R$ 240,856 by the BNDES, which is part of a FINEM credit line, to be used for expansion and modernization of the Electricity System. An amount of R$ 139,397 was received in 2005. The remaning balance of R$ 101,459 will be released by December 2006. Interest will be paid quarterly, from July 15, 2005 to January 15, 2007, and monthly as from February 15, 2007.

BNDES – Investment (FINEM): The indirect subsidiary CPFL Piratininga has a loan facility agreement, through the repass of a loan contract with the BNDES for a total amount of R$ 89,382, of which R$ 65,939 has already been released. The remaning balance of R$ 23,443 will be released by December 2006. Interest will be paid quarterly, from April 15, 2005 to January 15, 2007 and monthly as from February 15, 2007.

IDB – In April 2005, the indirect subsidiary ENERCAN obtained approval for a loan of US$ 75 million from IDB (Interamerican Development Bank), to finance the Campos Novos Hydropower Plant. Up to December 31, 2005, US$ 60 million of the total contracted had been released by IDB.

Citibank - In December 2005, the indirect subsidiary SEMESA contracted a loan of R$ 50 million from Citibank, with payment of principal and interest on maturity of the loan, scheduled for December 1, 2006. These funds are intended to cover SEMESA’s short-term obligations.

Itaú BBA – Refers to US$ 127,752 thousand raised by the indirect subsidiary CPFL Piratininga from Banco Itaú BBA S.A., supported by National Monetary Council Resolution 2,770.

International Finance Corporation - IFC – In 2005, in accordance with the Investment Contract entered into with the Company, the IFC exercised the rights for the year with reference to thesubscription bonus, converting the debt of R$ 98,976 into shares (note 25.1).

In consolidated, the maturities of the long-term balance of the principal of loans and financing are scheduled as follows:

2005

Maturity	Consolidated

2007	518,364
2008	311,316
2009	190,245
2010	158,615
After 2010	628,925

Total	1,807,465

The main indices used for restatement of Loans and Financing and the breakdown of the indebtedness profile in local currency are shown below:

Index	Accumulated Variation - %		Debt Composition %

	2005	2004	2005	2004

IGP-M	1.21	12.42	7.47	8.01
UMBND	(14.85)	(6.47)	5.24	5.11
TJLP	9.75	9.81	43.04	26.14
CDI	19.00	16.17	10.10	13.71
SELIC	19.04	16.24	31.85	44.81
Other	-	-	2.30	2.22

			100.00	100.00

The gains and losses relating to the swap operations made by the Company and its subsidiaries, including contracting on short-term operations, are recorded, net, under Derivatives, with corresponding amounts recognized under financial income or expenses. These operations resulted in an asset of R$ 3,644 and a liability of R$ 69,563 as of December 31, 2005.

RESTRICTIVE CONDITIONS

Some of the loan and financing contracts are subject to certain restrictive conditions and include clauses that require the subsidiaries to maintain certain financial ratios within predefined parameters.

In the opinion of the managements of the Company and its subsidiaries, these restrictive conditions and clauses, which are summarized below, are being adequately complied with:

• CPFL Paulista

The Floating Rate Notes establish limitations on making investments of amounts exceeding R$ 151 million in 2004, R$ 152 million in 2005, and R$ 160 million in 2006. However, in view of the fact that the investments made in the distribution network of the subsidiary CPFL Paulista exceeded the limit established in 2005, and since these investments will not compromise the flow of payments of the subsidiary’s obligations, the creditor banks granted a waiver releasing the subsidiary from complying with this condition.

The Floating Rate Notes also establish that, as of December 31, 2005, CPFL Paulista should maintain the following financial ratios:

a) Total Shareholders' Equity divided by the sum of total net equity and total indebtedness not less than 42% (on a consolidated basis) and 37% (on a non-consolidated basis);

b) EBITDA divided by financial expenses higher than 2.25 (on a consolidated and non-consolidated basis);

c) Indebtedness divided by EBITDA less than 3.5 (on a consolidated and non-consolidated basis).

The loans and financing relating to FINEM I have priority in relation to the payment of dividends that exceed the mandatory minimum of 25% of net income agreed in accordance with Corporate Law, in the event of default by CPFL Paulista in relation to this obligation. CPFL Paulista also undertakes to maintain a capitalization level (Net Equity divided by Total Assets) equal to or higher than 25%.

The BNDES - FINEM II loan establishes restrictions on payment by the subsidiary CPFL Paulista of dividends and interest on equity totaling more than the minimum mandatory dividend laid down by law without prior agreement of the BNDES and the lead bank in the operation (UNIBANCO), full compliance with the restrictive obligations established in the contract, and maintenance of certain financial ratios within pre-established parameters, as follows:

a) Net financial indebtedness divided by EBITDA – maximum of 4.0 in 2005 and 2006 and maximum of 3.5 from 2007 to 2010; Net indebtedness divided by the sum of net indebtedness and net equity – maximum of 0.65 in 2005 and 2006 and maximum of 0.60 from 2007 to 2010.

• CPFL Piratininga

The BNDES FINEM loan restricts the subsidiary CPFL Piratininga on payment of dividends and interest on capital totaling more than the minimum mandatory dividend laid down by law without confirmation by the BNDES and the lead bank in the operation (UNIBANCO) of full compliance with the restrictive obligations established in the contract, and maintenance of certain financial ratios within pre-established parameters, summarized as follows:

a) Net financial indebtedness divided by EBITDA – maximum of 3.0 in 2005 and maximum of 2.5 from 2006 to 2010;

b) Net financial indebtedness divided by the sum of net financial indebtedness and net equity – maximum of 0.80 in 2005 and maximum of 0.70 from 2006 to 2010 .

• RGE
The loans and financing relating to the BNDES Investment Program require maintenance of capitalization (Net Equity divided by Total Assets) equal to or higher than 40%. These loans also have priority in relation to the payment of dividends in excess of the mandatory minimum of 25% of net income agreed in accordance with Corporate Law, as well as compliance with financial ratios to permit distribution of this surplus. These financial ratios are:

a) Net financial indebtedness divided by EBITDA equal to or less than 3.0;

b) Net indebtedness divided by the sum of net indebtedness and net equity less than or equal to 0.5.

The restrictions for loans raised from the financial institutions are as follows:

• The loan from Itaú BBA has restrictive covenants in respect of alteration or modification of the Capital, any change, transfer or assignment, direct or indirect, of share control, or merger, amalgamation or spin-off, without the prior and express agreement of the creditor. The following financial ratios must also be observed:

a) EBITDA divided by the net financial expenses equal to or higher than 1.6;

b) Net indebtedness divided by EBITDA equal to or less than 2.7.

• The Unibanco contract – Local Currency requires compliance with the following financial ratios:

a) Financial debt divided by EBITDA equal to or less than 3.0;

b) Financial expenses divided by EBITDA equal to or less than 0.4;

c) Financial debt divided by the total capital equal to or equal to or less than 3.0.

• The Unibanco contract – Foreign Currency requires compliance with the following financial ratios:

a) EBITDA divided by the interest paid plus the net amortizations of debt, equal to or higher than 1.05;

b) Total debt divided by EBITDA equal to or lower than 3.0 (2004) and 2.5 (2005 to 2007);

c) Interest paid divided by EBITDA equal to or lower than 0.4;

d) Total debt equal to or lower than R$ 800,000.

• The Banco Santander contract requires compliance with the following financial ratios:

a) EBITDA divided by the financial expenses paid higher than or equal to 2.0;

b) The financial debt divided by EBITDA equal to or lower than 3.5.

• The Eletrobrás contract restricts RGE from paying or declaring any dividend or authorizing or making any distribution in the event of delay in compliance with the obligations established in the contract. RGE also undertakes not to assume, without express authorization from Eletrobrás, new financial commitments that, separately or jointly, exceed the equivalent of 5.0% of its fixed assets and/or raise its indebtedness to a level higher than 66% of its fixed assets.

• CPFL Geração
The loans raised from the BNDES by the subsidiaries ENERCAN, BAESA and CERAN, to finance their energy generation projects, establish restrictions on the payment of dividends to the parent company CPFL Geração higher than the minimum obligatory dividend of 25% without the prior agreement of the BNDES.

The loan from IDB raised by ENERCAN establishes restrictions including clauses that require the maintenance of certain financial ratios within pre-established parameters, summarized as follows:

a) Service Coverage Ratio of the Historic Debt and Service Coverage Ratio of the Projected Debt, on the date of payment of at least 1.30 and 1.30 respectively. The ratio is calculated by dividing the net cash flow from operations by debt service.

b) The Indebtedness Ratio should have a maximum proportion of 75% of debt to 25% of equity.

Certain loans and financing of the direct and indirect subsidiaries are subject to early settlement in the event of changes in the Company’s structure or in the corporate structure of the subsidiaries that resulting in the loss, on the part of the Company’s current shareholders, of the share control or of control over management of the Company, or in the reduction in the direct or indirect interest of VBC Energia S.A. in the capital of CPFL Paulista to a percentage of less than 25%.

Furthermore, failure to comply with the obligations or restrictions mentioned could result in default in relation to other contractual obligations (cross default).

The Company and its subsidiaries are in compliance with the restrictive covenants relating to the loans and financing contracts maintained with financial institutions.

(19) DEBENTURES

					Balances as of:

					2005			2004

	Issued	Remuneration	Amortization Conditions	Guarantees	Interest	Current	Long-Term	Interest	Current	Long-Term

CPFL Paulista
1st Issue
			50% June 1, 2007 and remainder on
1st Series	44,000	IGP-M + 11.5% p.a.	June 1, 2008.	Unsecured	48,467	-	728,549	47,876	-	719,676
			50% June 1, 2005 and remainder on
2nd Series	30,142	CDI + 0.6% p.a.	June 1, 2006.	Unsecured	17,021	150,710	-	29,051	150,710	150,710
2nd Issue
1st Series	11,968	109% of the CDI	July 1, 2009.	Unsecured	12,015	-	119,680	10,385	-	119,680
2nd Series	13,032	IGP-M + 9.8% p.a.	July 1, 2009.	Unsecured	6,645	-	138,854	6,617	-	137,151

					84,148	150,710	987,083	93,929	150,710	1,127,217
RGE
2nd Issue
1st Series	2,620	IGP-M + 9.6% p.a.	April 1, 2011.	Unsecured	809	379	17,572	-	-	-
2nd Series	20,380	106% of the CDI	April 1, 2009.	Unsecured	6,149	-	136,686	-	-	-

					6,958	379	154,258	-	-	-
Semesa
			Half-yearly in June and December of	Letter of Guarantee,
			each year, with settlement scheduled	Receivables and
1st Issue	69,189	TJLP + 4 to 5% a.a.	for 2009	100% of Semesa	3,842	121,681	360,146	4,561	106,792	465,144
				common nominal
				shares
Baesa
			Quarterly with the first payment in
1st Issue	23,094	105% of the CDI	November 2006 and the last in August	Letters of Guarantee	-	722	28,178	-	-	24,060
			2016.
			Annually with the first payment in
2nd Issue	23,281	IGP-M + 9.55% a.a.	August 2007 and the last in August 2016.	Letters of Guarantee	-	-	26,934	-	-	24,284

					-	722	55,112	-	-	48,344

					94,948	273,492	1,556,599	98,490	257,502	1,640,705

The maturities of the balance of debentures are scheduled as follows:

2005

Maturity	Consolidated

2007	513,917
2008	513,916
2009	472,833
2010	5,584
After 2010	50,349
TOTAL	1,556,599

On April 1, 2005, the jointly-controlled subsidiary RGE made a second issue of regular debentures for public subscription, of the unsecured type, not convertible into Company shares, with no optional renegotiation clause, issued in two series. The amounts relating to remuneration of the debentures will be paid as follows:

1st series - Annually, always on April 1 of each year, the first payment being on April 1, 2006.

2nd series – Half-yearly, always on the first day of the months of April and October of each year, the first payment falling due on October 1, 2005.

RESTRICTIVE CONDITIONS

• CPFL Paulista

The debentures are subject to certain restrictive covenants and include clauses that require the subsidiary to maintain certain financial ratios within pre-established parameters.

In the opinion of the management of the subsidiary, these restrictive conditions and clauses, which are summarized below, are being adequately complied with:

The first debenture issue establishes the following ratios and limits:

a) A ratio of EBITDA to financial expenses greater than or equal to 1.5;

b) Level of equity of a minimum of 35% of the total capitalization and of third-party capital of a maximum of 65% of the capitalization for the year of 2005 and a minimum of 40% of the total capitalization and third-party capital of a maximum of 60% of the capitalization as from 2006.

The second debenture issue establishes the following ratios and limits:

a) A ratio of EBITDA to financial expenses greater than or equal to 1.5 to 2007, and greater than or equal to 2.0 as from 2008, including;

b) In relation to the total capitalization, the level of equity shall be a minimum of 35% for 2005 and 40% as from 2006, while the level of third-party capital shall be a maximum of 65% for 2005 and 40% as from 2006.

• RGE

The subsidiary RGE has to abide by restrictive covenants and comply with certain ratios and financial limits of the debentures, relating to:

a) Reduction of Capital and/or amendments to the by-laws implying the granting of the right to withdrawal of the shareholders in an amount that might directly or indirectly affect compliance with the pecuniary obligations established in the Deed of Issue;

b) Direct or indirect transfer or assignment of share control, or merger, amalgamation or spin-off, except in the event of disposal of the direct control to CPFL Energia S.A. and/or to a fully-owned subsidiary of CPFL Energia;

c) Disposal of the control of PSEG Américas Ltda, except in the event of transfer of control to the Exelon Group;

d) VBC Participações S.A. ceases to hold a majority interest among the Parent Companies, or VBC Participações S.A., PREVI and/or a Bonaire Participações S.A. cease to jointly hold the direct or indirect control of RGE;

The ratios and financial limits are:

• Total debt divided by EBITDA, less than or equal to 3.0;

• EBITDA divided by the financial expenses, greater than or equal to 2.0;

• Total debt divided by the total capitalization, less than or equal to 0.55.

• BAESA

The BAESA debentures establish anticipated settlement in the event that the total indebtedness exceeds a limit of 75% of its total assets.

Failure to comply with the above mentioned restrictions could result in default in relation to other contractual obligations (cross default).

(20) EMPLOYEE PENSION PLANS

The subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Geração, through Fundação CESP, and the jointly-controlled subsidiary RGE, through Fundação ELETROCEEE, sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

CPFL Paulista and CPFL Geração

The plan currently in force for the employees of the subsidiaries is a Mixed Benefit Plan, with the following characteristics:

a) Defined Benefit Plan (“BD”) – in force until September 30, 1997 – defined benefit plan, which grants a Proportional Supplementary Defined Benefit (BSPS), in the form of a lifetime income convertible into a pension, to participants enrolled prior to September 30, 1997, the amount being defined in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. The total responsibility for coverage of actuarial deficits of this plan falls to the subsidiary CPFL Paulista.

b) Adoption of a mixed model, as from October 1, 1997, which covers retirements for risk (disability and death) according to the defined-benefit concept, and programmable retirements within the defined-contribution concept.

With the modification of the Retirement Plan in September of 1997, a liability was recognized as being payable by the subsidiaries related with the plan's deficit calculated at the time by the external actuaries of Fundação CESP, to be liquidated in 240 installments, amortized monthly, plus interest of 6% p.a. and restatement according to the IGP-DI (FGV). The balance of the liability as of December 31, 2005 was R$ 733,403 (R$ 743,045 in 2004). The liability was adjusted to comply with the criteria of CVM ruling 371, of December 13, 2000.

CPFL Piratininga

As a result of the spin-off of Bandeirante Energia S.A., CPFL Piratininga assumed responsibility for the actuarial liabilities corresponding to the employees retired by that company up to the effective date of the spin-off, plus the liabilities corresponding to the active employees transferred to CPFL Piratininga.

On April 2, 1998, the Supplementary Pensions Department – SPC approved the restructuring of the retirement plan previously maintained by Bandeirante Energia S.A. (predecessor to CPFL Piratininga), giving rise to a "Proportional Supplementary Defined Benefit Plan – BSPS”, and a "Mixed Benefit Plan", with the following characteristics:

a) Defined Benefit Plan (“BD”) – in force until March 31, 1998 – a defined-benefit plan, which concedes a Proportional Supplementary Defined Benefit (BSPS), in the form of a lifetime income convertible into a pension, to participants registered up to March 31, 1998, to an amount calculated in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. CPFL Piratininga is fully responsible for covering the actuarial deficits of this Plan.

b) Defined Benefit Plan – effective after March 31, 1998 – defined-benefit type plan, which concedes a lifetime income convertible into a pension related with the past service time accumulated after March 31, 1998 based on 70% of the average monthly real salary, referring to the last 36 months of active service. In the event of death while working and the onset of a disability, the benefits incorporate the entire past service time (including the accumulated time up to March 31, 1998), and therefore do not include only the past service time accumulated after March 31, 1998. The responsibility for covering the actuarial deficits of this Plan is equally divided between CPFL Piratininga and the participants.

c) Defined-Contribution Plan - implemented together with the Defined-Benefit plan effective after March 31, 1998, is a pension plan, which up to the granting of lifetime income, convertible (or not) into a pension, is a defined-contribution type, and does not generate any actuarial liability for CPFL Piratininga. The pension plan only becomes Defined-Benefit type after the concession of the lifetime income, convertible (or not) into a pension, and therefore starts to generate actuarial liabilities for the subsidiary.

Rio Grande Energia S.A.

In accordance with the privatization notice, the subsidiary RGE is responsible for payment of supplementary retirement benefits for past service granted by the INSS to the participants of the Fundação CEEE welfare fund – ELETROCEEE, who have not yet fulfilled all the requirements to obtain the benefit. The supplementary plan is of the "defined-benefit" type, with a level of benefit of 100% of the average of recent salaries, including the Social Security benefit.

The amounts recognized in the balance sheet as of December 31, 2005, of the subsidiaries, in accordance with an appraisal prepared by an external actuary, are presented as follows (the figures for RGE are proportional to the interest of the parent company CPFL Paulista):

	2005				2004

	CPFL	CPFL	CPFL	RGE	CPFL	CPFL	CPFL	RGE
	Paulista	Piratininga	Geração		Paulista	Piratininga	Geração

Present value of actuarial liabilities with cover	(2,408,784)	(588,932)	(51,700)	(76,675)	(2,329,562)	(594,054)	(46,471)	(71,523)
Fair value of plan's assets	1,626,667	396,355	35,494	94,502	1,519,209	356,741	31,375	83,788

Present value of liabilities exceeding fair value of assets	(782,117)	(192,577)	(16,206)	17,827	(810,353)	(237,313)	(15,096)	12,265
Adjustments due to deferments allowed
Unrecognized actuarial losses (gains)	64,359	1,676	2,529	(20,845)	66,766	46,375	457	(18,981)
Unrecognized cost of past service	-	101	-	-	-	112	-	-

Increase in liability by adopting of CVM Resolution No. 371	16,177	32,784	327	1,706	32,353	65,567	653	3,410

Net actuarial liability to be recognized	(701,581)	(158,016)	(13,350)	(1,312)	(711,234)	(125,259)	(13,986)	(3,306)

The actuarial losses not recognized as of December 31, 2005, do not exceed 10% of the Plan's liabilities, and there is no need for future recognition by means of amortization during the remaining useful lives of the plan's participants. These losses, if they occur, will be absorbed through future payments to the Plans.

The increase in liabilities resulting from adopting CVM 371 refers to the plan's deficit calculated as of December 31, 2001, which was deferred and is being amortized in 5 years. This amortization was classified in the income statement for the 2005 and 2004 fiscal years as an extraordinary item, at the net value of tax effects corresponding to the amount of R$ 32,559 (R$ 33,655 in 2004).

The changes in net liabilities are as follows:

	2005

	CPFL	CPFL	CPFL	RGE	Consolidated
	Paulista	Piratininga	Geração

Net actuarial liability at the beginning of the year	(711,234)	(125,259)	(13,986)	(3,306)	(853,785)
Income (Expense) recognized in income statement	(82,588)	(56,226)	(1,501)	1,390	(138,925)
Sponsor´s Contributions during fiscal year	92,241	23,469	2,137	604	118,451

	(701,581)	(158,016)	(13,350)	(1,312)	(874,259)

Current	(80,329)	(22,142)	(1,913)	(1,312)	(105,696)
Long-term	(621,252)	(135,874)	(11,437)	-	(768,563)

	(701,581)	(158,016)	(13,350)	(1,312)	(874,259)

	2004

	CPFL	CPFL	CPFL	RGE	Consolidated
	Paulista	Piratininga	Geração

Net actuarial liability at the beginning of the year	(669,173)	(83,741)	(13,295)	(3,847)	(770,056)
Expense recognized in income statement	(135,133)	(63,124)	(2,835)	(1,073)	(202,165)
Sponsor´s Contributions during fiscal year	93,072	21,606	2,144	1,614	118,436

	(711,234)	(125,259)	(13,986)	(3,306)	(853,785)

Current	(65,567)	(18,902)	(1,296)	-	(85,765)
Long-term	(645,667)	(106,357)	(12,690)	(3,306)	(768,020)

	(711,234)	(125,259)	(13,986)	(3,306)	(853,785)

The account balances of the subsidiaries relating to the Private Pension Plan also include, as of December 31, 2005, R$ 40,132 (R$ 45,648 in 2004) referring to other contributions.

The external actuary's estimate of the expenses and revenues to be recognized in 2006 and the expenses and revenues recognized in 2005, is as follows :

	2006 Estimated

	CPFL	CPFL	CPFL	RGE	Consolidated
	Paulista	Piratininga	Geração

Cost of service	916	4,556	65	542	6,079
Interest on actuarial liabilities	262,375	64,544	5,629	8,547	341,095
Expected return on assets	(269,011)	(67,252)	(5,882)	(10,536)	(352,681)
Unrecognized cost of past service	-	11	-	-	11
Unrecognized actuarial losses (gains)	-	-	-	(1,454)	(1,454)
Increase liabilities due to adoption of CVM no. 371	16,177	32,784	327	1,706	50,994

Total expenses	10,457	34,643	139	(1,195)	44,044
Expected contributions from participants	(23)	(2,051)	-	(38)	(2,112)

Total	10,434	32,592	139	(1,233)	41,932

	2005 Actual

	CPFL	CPFL	CPFL	RGE	Consolidated
	Paulista	Piratininga	Geração

Cost of service	975	5,380	28	477	6,860
Interest on actuarial liabilities	253,132	65,319	5,054	8,008	331,513
Expected return on assets	(187,671)	(45,075)	(3,908)	(9,491)	(246,145)
Unrecognized cost of past service	-	11	-	-	11
Increase liabilities due to adoption of CVM no. 371	16,177	32,784	327	405	49,693

Total expenses	82,613	58,419	1,501	(601)	141,932
Expected contributions from participants	(25)	(2,193)	-	(789)	(3,007)

Total	82,588	56,226	1,501	(1,390)	138,925

The estimated expenses for 2006 are lower than the actual expenses incurred in 2005, mainly due to the increase in the nominal rate of return expected on the plan’s assets. This rate is reviewed annually by means of studies carried out by Fundação CESP and analyzed by the External Actuary.

The expenses were recorded in the following accounts in the statement of operations :

	2005

Expense with the Employee Pension Plans	CPFL	CPFL	CPFL	RGE	Consolidated
	Paulista	Piratininga	Geração

Operating Cost	66,411	23,442	271	238	90,362
Operating Expense	-	-	903	(1,628)	(725)
Extraordinary Item net of Tax Effects	10,677	21,637	245	-	32,559
Taxation of Extraordinary Item	5,500	11,147	82	-	16,729

Total	82,558	56,226	1,501	(1,390)	138,925

	2004

Expense with the Employee Pension Plans	CPFL	CPFL	CPFL	RGE	Consolidated
	Paulista	Piratininga	Geração

Operating Cost	118,956	30,340	307	(1,175)	148,428
Operating Expense	-	-	2,201	542	2,743
Extraordinary Item net of Tax Effects	10,677	21,637	216	1,125	33,655
Taxation of Extraordinary Item	5,500	11,147	111	581	17,339

Total	135,133	63,124	2,835	1,073	202,165

The principal premises considered in the actuarial calculations on the balance sheet date were:

CPFL Paulista,
	CPFL Piratininga and		RGE
CPFL Geração

	2006	2005	2006	2005

Nominal discount rate for actuarial liabilities:	11.3% p .a.	11.3% p .a.	11.3% p .a.	11.3% p .a.

Nominal Return Rate on Assets:	(*)	(*)	11.3% p .a.	11.3% p .a.

Estimated Rate of nominal salary increases:	7.1% p .a.	7.1% p .a.	7.1% p .a.	7.1% p .a.

Estimated Rate of nominal benefits
increases:	0.0% p .a.	0.0% p .a.	5.0% p .a.	5.0% p .a.

Estimated long-term inflation rate (as a basis
for establishing nominal rates above)	5.0% p .a.	5.0% p .a.	5.0% p .a.	5.0% p .a.

Biometric mortality table:		UP94 with
	GAM83	roll forward	GAM83	UP-84 (qx)
of 3 years

Biometric disability table:	MERCER	MERCER	Light-
	TABLE	TABLE	Average (ix)	Light-Average (ix)

Expected turnover rate:	0.30 / (Service time + 1)	0.30 / (Service time + 1)	0.30 / (Service time + 1)	0.30 / (Service time + 1)

Probability of beginning retirement:	100% on the	100% on the
	first elegibility	first elegibility

(*) The expected Nominal Return Rate for 2006 on Plan Assets of the subsidiary CPFL Paulista is 16.97% (12.72% in 2005), for the indirect subsidiary CPFL Piratininga is 17.22% (12.82% in 2005) and for the subsidiary CPFL Geração is 16.97% (12.73% in 2005).

(21) REGULATORY CHARGES

	Consolidated

	2005	2004

Global Reversal Reverse - RGR	5,672	10,934
ANEEL Inspection Fee	1,454	569
Fuel Consumption Account - CCC	2,060	33,249
Energy Development Account - CDE	21,759	16,752

	30,945	61,504

(22) TAXES AND SOCIAL CONTRIBUTIONS PAYABLE

	Consolidated

	Current		Long-term

	2005	2004	2005	2004

ICMS (State VAT)	261,938	232,062	-	-
PIS (Tax on Revenue)	11,695	9,607	904	2,902
COFINS (Tax on Revenue)	49,740	44,970	4,161	14,170
INSS (Social Security Contribution)	1,828	4,103	-	-
IRPJ (Corporate Income Tax)	80,162	76,221	19,151	51,052
CSLL (Social Contribution)	23,474	23,241	6,894	18,379
Other	46,123	19,270	-	-

Total	474,960	409,474	31,110	86,503

For the parent company, as of December 31, 2005, the Withholding Income Tax of R$ 16,394 relating to the declaration of the Interest on Equity is stated in short-term.

The long-term amounts refer mainly to taxes deferred by the subsidiaries CPFL Paulista and CPFL Piratininga, levied on the regulatory asset for PIS and COFINS, and the effects of the Review and Tariff Adjustments of the subsidiaries CPFL Paulista and CPFL Piratininga, which are considered due by the subsidiaries in accordance with the realization of the amount of the principal asset.

(23) RESERVE FOR CONTINGENCIES

	Consolidated

	2005		2004

	Accrued	Escrow	Accrued	Escrow
		Deposits		Deposits

Labor
Various	57,389	37,239	63,743	34,865

Civil
Personal Damages	6,701	4,901	8,151	1,444
Tariff Increase	22,378	11,278	28,612	10,945
Energy Purchased	114,891	97,679	49,862	31,491
Other	8,288	555	8,968	3,078

	152,258	114,413	95,593	46,958

Tax
FINSOCIAL	17,568	50,056	17,201	48,677
PIS/COFINS – Expansion of base	104,774	2,317	95,908	2,317
PIS/COFINS – Interest on Equity	8,533	-	-	-
Income Tax	26,528	14,513	20,492	4,500
Other	9,460	5,562	11,099	8,079

	166,863	72,448	144,700	63,573

Total	376,510	224,100	304,036	145,396

The reserves for contingencies were based on appraisal of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is probable in the opinion of the legal advisers and the management of the Company and its subsidiaries.

A summary of the principal issues pending relating to litigation, legal cases and tax assessments is as follows:

- Labor: The principal labor suits relate to claims filed by former employees or unions for the payment of additional salary payments (overtime, salary parity, severance payments and other claims).

Under the terms of the Bandeirante spin-off protocol, CPFL Piratininga is responsible for the liabilities corresponding to the contingent risks of the employees located in the corresponding regions assumed by CPFL Piratininga, while corporate litigation prior to the date of the spin-off, October 1, 2001, is assumed in proportion to the percentage of the controlling shareholders prior to the spin-off (56% for Bandeirante and 44% for CPFL Piratininga).

- Personal damages: Mainly refer to claims for indemnities. These cases include claims relating to accidents in the subsidiaries' electrical networks, damage to consumers, vehicle accidents, etc.

- Tariff increase: Corresponds to various claims by industrial consumers against the subsidiaries CPFL Paulista and CPFL Piratininga as a result of increases imposed by DNAEE Ordinances 38 and 45, dated February 27 and March 4, 1986, when the “Plano Cruzado” economic plan price freeze was in effect.

- Energy purchased: As result of the loss of free consumers, the subsidiaries CPFL Paulista and CPFL Piratininga requested a reduction in the power demand of the initial supply contracts, which was partially granted by ANEEL. The subsidiaries CPFL Paulista and CPFL Piratininga filed a lawsuit on the grounds of disagreement with the physical amounts established by the Agency, alleging a discrepancy in the calculations and making monthly judicial deposits of the amounts in question.

- FINSOCIAL: Refers to the questioning in the courts of the increase in rate and collection of FINSOCIAL during the period June 1989 to October 1991. CPFL Paulista obtained injunctions to guarantee non-payment by means of judicial deposits. The judicial deposits are being recorded in the "Escrow Deposits" caption under long-term assets, and are restated, as is the contingency, in accordance with the variation in the Daily Reference Rate (“TRD”).

- PIS and COFINS – Expansion of base: The subsidiary CPFL Paulista and the indirect subsidiary CPFL Piratininga obtained injunctions in 2002, with a view to dispensing with payment of PIS and COFINS due on the expansion of the calculation base of these taxes, laid down in Law n.º 9,718, of November 27, 1998. Although the Supreme Court has judged similar cases in favor of the taxpayer, the subsidiaries are awaiting the final judgment for reversal of the reserve.

- PIS and COFINS – Interest on Equity: at the end of 2005, the Company obtained an injunction with a view to non-payment of PIS and COFINS levied on interest on equity.

- Income tax: For the subsidiary CPFL Piratininga, the entry refers to the injunction obtained in respect of the tax deductibility of CSLL in calculating IRPJ. For the subsidiary RGE, it refers basically to a request for suspension of a decision of the Federal Revenue Office, with a view to considering the deductibility of amounts referring to complementing the retirement provisions of beneficiaries of Fundação ELETROCEEE.

- Other - Tax: Refers to other suits in progress at the judicial and administrative levels and of a regulatory nature resulting from operation of the subsidiaries' businesses, relating to tax issues involving INSS, FGTS and SAT.

The Company and its subsidiaries are parties to other suits in which, management supported by its legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive base in these cases. It is not yet possible to predict the outcome of the courts’ decisions or any other decision on similar cases considered to be probable or remote. The claims relating to possible losses as of December 31, 2005 were as follows: (i) R$ 122,848 referring to labor cases; (ii) R$ 115,914 referring to civil cases basically represented by personal injuries; and (iii) R$ 150,917 referring to claims relating to tax issues, principally Income Tax, PIS and COFINS.

Management of the Company and its subsidiaries, based on the opinion of the legal advisers, considers that there are no significant risks that are not covered by sufficient provisions in the financial statements or that could result in a significant impact on future results.

(24) OTHER

	Consolidated

Current	2005	2004

Consumers and Concessionaires	47,932	39,073
Tariff Review (note 3)	103,182	-
Low Income Consumer Subsidy (note 3)	5,400	5,175
Research and Development and Energy Efficiency
Programs	78,508	-
Advances	4,600	17,115
Interest on Compulsory Loan	8,503	4,950
Emergency Capacity Charge and Emergency Energy
Purchase Charge – ECE/EAEE	22,879	35,199
Other	14,507	14,806

Total	285,511	116,318

Long-term
Tariff Review (note 3)	-	71,113
Fund for Reversal	13,987	13,987
Research and Development and Energy Efficiency
Programs	87,049	-
Other	6,456	6,511

Total	107,492	91,611

Consumers and Concessionaires: Refer to liabilities in connection with bills paid twice and/or adjustments to billing to be compensated or returned to consumers. Liabilities to concessionaires relate to various transactions involving amounts payable that are being offset by a matching of accounts with amounts receivable.

Research and Development and Energy Efficiency Programs: The distributors recognized liabilities relating to amounts already billed in tariffs (1% of the Net Operating Income), but not yet applied, of the Research and Development and Energy Efficiency Programs, and posted entries in the result for the year (note 28) and in the Retained Earnings account of amounts for prior years. As the amounts for the program have been incorporated into the consumer tariffs, the distributors record the expenses at the time of billing and not on application of the expenditure.

The Programs and the respective balances to be invested are shown below:

	Consolidated

	Current	Long-term

Energy Efficiency Program – PEE	35,208	48,368
Research and Development – P&D	7,431	27,829
National Scientific and Technological Development Fund - FNDCT	18,070	7,235
Energy Research Company - EPE	17,799	3,617

Total	78,508	87,049

Advances: Refer to advances made by consumers to carry out works and services.

Interest on Compulsory Loans: Refers to the passing on of funds from Eletrobrás to industrial consumers.

Emergency Capacity Charge (“ECE”) and Emergency Energy Purchase Charge (“EAEE”): Refer to the tariff charges relating to the contracting of emergency capacity and energy collected from consumers and passed on to Comercializadora Brasileira de Energia Emergencial (“CBEE”). These amounts have no effect on the income of the subsidiaries as they are recorded as Operating Income (note 26) and Deductions from Operating Income at the same amounts.

(25) SHAREHOLDERS’ EQUITY

The participation of the shareholders in the Company’s equity as of December 31, 2005 and 2004 is distributed as follows:

	Shareholdings
	2005		2005

	Common	Interest %	Common	Interest %
Shareholders	Shares		Shares

VBC Energia S.A.	184,673,695	38.49	170,214,676	37.69
521 Participações S.A.	149,230,369	31.11	149,230,369	33.04
Bonaire Participações S.A	60,713,509	12.65	61,503,529	13.62
BNDES Participações S.A.	23,005,251	4.80	23,005,251	5.09
Board Members	21	0.00	21	0.00
Executive Officers	43,378	0.01	38,671	0.01
Other Shareholders	62,089,690	12.94	47,636,252	10.55
Treasury Shares	817	0.00	-	0.00
Total	479.756.730	100.00	451,628,769	100.00

Free Float	85,138,319	17.75	70,680,174	15.65

25.1 Capital Increase

• Merger of shares of the subsidiary CPFL Geração

The General and Extraordinary Shareholders' Meetings of the Company and of the subsidiary CPFL Geração, held on June 20, 2005, approved the merger of all the common and preferred shares of the non-controlling shareholders of the subsidiary CPFL Geração into the equity of CPFL Energia, with an increase of capital in the Company of R$ 85,577, through the issue of 3,665,488 common shares (note 14).

• Subscription Bonus - IFC

In meetings held on May 6 and July 25, 2005, the Board of Directors approved an increase in the Company’s capital through the issue of 1,440,409 and 4,159,647 common shares, respectively, in view of the Subscription Bonus issued on December 5, 2003 to the IFC (International Finance Corporation). The subscription prices used on each of these dates was R$ 17.57 and R$ 17.71, resulting in capital increases of R$ 25,308 and R$ 73,668, respectively, transferred from current liabilities (R$ 17,258) and long-term liabilities (R$ 81,718) (note 18).

• Merger of shares of the subsidiary CPFL Paulista

The General and Extraordinary Shareholders' Meetings of the Company and of the subsidiary CPFL Paulista, held on November 23 and 22, 2005, respectively, approved the merger of all the common and preferred shares of the non-controlling shareholders of the subsidiary CPFL Paulista into the equity of CPFL Energia, with an increase of capital in the Company of R$ 468,201, through the issue of 18,862,417 common shares (note 14).

25.2 – 2004 Dividend

The Company made a payment of R$ 140,147, with reference to the dividend declared and provided on the base date of December 31, 2004, attributing a value of R$ 0.310313946 for each common share.

25.3 – Interim Interest on Equity

In meetings held on June 29 and August 9, 2005, the Board of Directors approved the declaration and payment, respectively, of Interest on Equity based on the balance sheet prepared as of June 30, 2005, at a gross amount of R$ 76,920 (R$ 65,382 net of withholding tax - IRRF), attributing to each common share a gross value of R$ 0.168412266 and a net value of R$ 0.143150426. The Interest on Equity is attributed to the minimum mandatory dividend.

25.4 – Interim Dividend

In a meeting held on August 9, 2005, the Board of Directors approved the declaration and payment of the intermediary dividend, corresponding to the net income determined as of June 30, 2005, amounting to R$ 323,677, equivalent to R$ 0.708677137 per common share.

25.5 – Allocation of Net Income for the Year

The Company’s by-laws stipulate the distribution as a dividend of a minimum of 25% of the net income in each fiscal year, in accordance with article 202 of Law nº. 6,404/76. For this year, the Company’s management is proposing distribution of the remaining balance of the net income, adjusted in accordance with the law, through the declaration and provisioning of R$ 109,295 in the form of Interest on Equity and R$ 389,195 in the form of a dividend, as shown below:

Net Income – Parent Company	946,407
Statutory Reserve – Constitution	(47,320)

Adjusted Net income	899,087
Interim dividend	(323,677)
Interim interest on equity	(76,920)
Proposed interest on equity	(109,295)
Proposed dividend	(389,195)

Retained earnings	-

25.6 – Treasury Shares

The Treasury shares derived from the exercise by shareholders of the right to withdraw, at the time of the merger of the shares of the non-controlling shareholders of CPFL Piratininga by CPFL Paulista, and of CPFL Geração and CPFL Paulista by CPFL Energia.

(26) OPERATING REVENUES

	Consolidated

	No. of Consumers (in thousands) (**)		GWh		R$ (thousands)

Revenue from Eletric Energy Operations (*)	2005	2004	2005	2004	2005	2004

Consumer class
Residential	4,805	4,673	8,783	8,302	3,556,914	3,115,002
Industrial	81	82	16,995	17,897	3,328,655	3,182,893
Commercial	446	439	5,329	4,936	1,868,848	1,589,358
Rural	233	230	1,730	1,619	312,614	270,917
Public Administration	36	35	800	746	261,696	222,155
Public Lighting	2	2	1,098	1,070	225,472	207,222
Public Services	5	5	1,400	1,358	329,866	281,300

Billed	5,608	5,466	36,135	35,928	9,884,065	8,868,847
Own Consumption	-	1	25	26	-	-
Unbilled (Net)	-	-	-	-	39,607	26,962
Emergency Charges - ECE/EAEE (note 24)	-	-	-	-	229,153	359,902
Losses on Realization of Extraordinary Tariff Adjustment	-	-	-	-	-	(32,250)
Realization of Extraordinary Tariff Adjustment (note 3)	-	-	-	-	(258,143)	(241,637)
Realization of Free Energy (note 3)	-	-	-	-	(96,752)	(88,724)
Adjustment of the Ratified Value of Free Energy (a)	-	-	-	-	-	57,199
2003 Tariff Review (note 3)	-	-	-	-	(52,244)	(81,182)
Realization of 2003 Tariff Review (note 3)	-	-	-	-	48,762	-
PIS and COFINS - Generators Pass-Through (note 3)	-	-	-	-	22,958	-
Realization PIS and COFINS - Generators Pass-Through (note 3)	-	-	-	-	(11,424)	-
2005 Tariff Adjustment -TUSD (note 3)	-	-	-	-	4,009	-
Realization of 2005 Tariff Adjustment -TUSD (note 3)	-	-	-	-	(3,956)	-
2005 Tariff Adjustment - RGR (note 3)	-	-	-	-	2,088	-
Realization of 2005 Tariff Adjustment - RGR (note 3)	-	-	-	-	(328)	-
2005 Tariff Adjustment - Purchase of electric energy from Itaipu (note 3)	-	-	-	-	33,339	-

ELECTRICITY SALES TO FINAL CONSUMERS	5,608	5,467	36,160	35,954	9,841,134	8,869,117

Furnas Centrais Elétricas S.A.			3,025	3,034	298,676	253,571
Other Concessionaires and Licensees			2,197	693	123,160	44,019
Current Electric Energy			938	395	38,293	12,724

ELECTRICITY SALES TO DISTIBUTORS			6,160	4,122	460,129	310,314

Revenue due to Network Usage Charge - TUSD (b)					472,607	216,750
Low Income Consumer´s Subsidy (note 3)					21,329	46,785

Other Revenues and Incomes					111,859	105,704

OTHER OPERATING REVENUES					605,795	369,239

Total					10,907,058	9,548,670

(*) Number of consumers and GWh information, not examined by the independent auditors

(**) Represents active customers (customers connected to the distribution network)

a) Adjustment of the Ratified Value of Free Energy (Consolidated): In June 2004 ANEEL corrected the amount relating to free energy transactions. A similar amount was recorded in Cost of Electricity (note 27).

b) Revenue due to Network Usage Charge – TUSD: Refers to the tariffs collected from free consumers located in the concession area of the subsidiaries for use of the distribution system.

(27) COST OF ELECTRIC ENERGY

	Consolidated

	GWh (*)		R$ Thousand

Electricity Purchased for Resale	2005	2004	2005	2004

Energy Purchased in Restricted Framework - ACR
Itaipú Binacional	10,501	10,336	883,901	947,844
Furnas Centrais Elétricas S.A.	2,918	4,931	248,236	391,290
CESP - Cia Energética de São Paulo	2,556	4,789	217,194	362,066
Cia de Geração de Energia Elétrica do Tietê	1,218	2,092	102,833	161,615
Duke Energy Inter. Ger. Paranapanema S.A.	1,506	2,119	137,761	176,203
Tractebel Energia S.A.	3,789	3,880	425,580	378,191
Auction of Energy	580	-	31,597	-
Petrobrás	1,769	-	173,058	-
EMAE - Empresa Metropolitana de Águas e Energia	188	338	15,622	25,950
Cia Estadual Energia Elétrica - CEEE	186	309	12,395	18,262
AES Uruguaiana Ltda.	834	773	96,881	85,541
Co-Generators	16	45	870	2,109
CCEE	507	260	7,326	3,952
Other	389	404	46,344	36,966

	26,957	30,276	2,399,598	2,589,989
Energy Purchased in Unrestricted Framework - ACL	16,292	11,119	1,060,874	661,425

	43,249	41,395	3,460,472	3,251,414

Deferment/Amortization of CVA, net			57,691	95,406
Surplus Energy from 2005 Auctions (note 3)			(44,212)	-
Adjustment of the Ratified Value of Free Energy			-	67,536
PIS and COFINS - Generators Pass-Through (note 3)			22,958	-
Credit for PIS and COFINS			(322,144)	(288,604)

Subtotal			3,174,765	3,125,752

Electricity Network Usage Charge
Basic Network Charges			538,359	494,001
Charges for Transmission from Itaipu			59,633	52,320
Connection Charges			46,874	80,460
System Service Charge - ESS			24,291	14,881

Subtotal			669,157	641,662
Deferment/Amortization of CVA, net			163,189	100,815
Credit for PIS and COFINS			(75,160)	(63,919)

Subtotal			757,186	678,558

Total			3,931,951	3,804,310

(*) Not examined by the independent auditors

(28) OPERATING EXPENSE

	Parent company		Consolidated

Sales and Marketing	2005	2004	2005	2004

Personnel	-	-	37,190	30,487
Materials	-	-	5,955	3,801
Outsourced Services	-	-	46,122	41,033
Allowance for Doubtful Accounts	-	-	63,893	68,717
Depreciation and Amortization	-	-	5,997	4,160
Collection Charge	-	-	43,453	40,096
Other	-	-	9,668	7,035

Total	-	-	212,278	195,329

General and Administrative
Personnel	486	153	76,552	71,200
Materials	44	68	4,769	3,863
Outsourced Services	5,574	16,200	112,842	110,994
Leases and Rentals	34	4	5,716	2,541
Depreciation and Amortization	-	-	23,098	22,006
Publicity and Advertising	2,034	4,579	7,677	8,683
Legal, Judicial and Indemnities	169	903	17,183	16,686

Donations, Contributions and Subsidies	-	-	6,646	4,020
PERCEE	-	-	1,716	9,818
Other	986	10,111	10,728	18,422

Total	9,327	32,018	266,927	268,233

Other Operating Expense
Inspection Fee	-	-	16,637	13,000
Research and Development and Energy
Efficiency Programs (note 24)	-	-	66,573	14,502
Provision for Extraordinary Tariff Adjustment and Free Energy (note 3)	-	-	91,806	-
Other	-	-	2	92

Total	-	-	175,018	27,594

Merged Goodwill Amortization	-	-	8,148	10,583

Total Operating Expense	9,327	32,018	662,371	501,739

(29) FINANCIAL INCOME (EXPENSE)

	Parent company		Consolidated

Financial Income	2005	2004	2005	2004

Income from Temporary Cash Investments	51,779	39,055	124,761	70,006
Late Payment Charges	-	-	86,451	79,558
Interest on Prepaid Income Tax and Social Contribution	5,728	1,790	9,381	4,802
Monetary and Exchange Variations	107	-	(3,099)	(6,382)
Interest – CVA and Parcel “A”	-	-	144,449	131,175
Discount on purchase of ICMS credit	-	-	11,527	6,612
Interest - Extraordinary Tariff Adjustment	-	-	160,346	114,030
Interest on Intercompany Loans	3,354	10,987	-	2,710
Dividend Received for Other Investment	-	-	9,230	880
Restatement of the Revised Regulatory Depreciation Rate	-	-	4,658	-
Other	2,307	3,228	47,014	43,954
PIS and COFINS	(15,959)	(12,973)	(17,910)	(15,509)

Subtotal	47,316	42,087	576,808	431,836
Interest on Equity	172,522	114,653	-	-

Total	219,838	156,740	576,808	431,836

Financial Expense
Debt Charges	(29,766)	(135,182)	(585,962)	(660,836)
Banking Expenses	(4,074)	(44,500)	(56,916)	(95,739)
Monetary and Exchange Variations	10,479	(47)	(107,642)	(241,315)
Amortization of Deferred Exchange Variation	-	-	-	(9,897)
Interest on Intercompany Loans	-	-	-	(191)
Other	(96)	(558)	(37,987)	(45,667)
Credit for PIS and COFINS	-	11,815	-	44,426
Subtotal	(23,457)	(168,472)	(788,507)	(1,009,219)

Goodwill Amortization	(56,134)	(42,359)	(117,561)	(99,802)
Interest on Equity	(186,215)	-	(190,551)	(6,649)

Total	(265,806)	(210,831)	(1,096,619)	(1,115,670)

Net Financial Expense	(45,968)	(54,091)	(519,811)	(683,834)

(30) NONOPERATING INCOME (EXPENSE)

	Parent Company		Consolidated

	2005	2004	2005	2004

Nonoperating Income
Gain on changes in equity interest in subsidiaries	9	5,272	172	5,911
Gain on Disposal of Property, plant and equipment	-	-	9,533	6,828
Other	-	-	803	2,196

Subtotal	9	5,272	10,508	14,935

Nonoperating Expense
Loss on changes in equity interest in subsidiaries	(658)	(2,651)	(1,012)	(2,726)
Loss on the Demobilization of Property, plant and
equipment	-	-	(3,180)	(197)
Loss on Disposal of Property, plant and equipment	-	-	(6,176)	(11,765)
Losses due to Non-Utilization of Studies and Designs	-	-	(15)	(3,372)
Other	-	-	(485)	(1,290)

Subtotal	(658)	(2,651)	(10,868)	(19,350)

Total	(649)	2,621	(360)	(4,415)

(31) EMPLOYEE PROFIT SHARING

In accordance with the Collective Bargaining Agreement, the Company and its subsidiaries implemented an employee profit-sharing program, based on agreed operational and financial targets previously established with the employees. The amount of this profit-sharing for 2005 was R$ 20,252 in consolidated (R$ 19,019 in 2004).

(32) SEGMENT INFORMATION

	Distribution	Generation	Commercialization	Other (*)	Eliminations	Total

2005
Revenues	10,100,690	435,907	1,419,805	-	(1,049,344)	10,907,058
Income from Electric Energy Service	1,234,829	310,023	224,636	(9,327)		1,760,161
Depreciation and Amortization	312,475	59,242	107	56,134	-	427,958
Net Income						1,021,278
Equity in Subsidiaries	647,468	115,560	153,790	-		916,818
Total Assets (**)	10,261,520	2,916,056	156,789	517,077	-	13,851,442
Capital Expenditures	368,012	254,863	3,525	137	-	626,537
Reserve for Contingencies (Liability)	366,925	1,052	-	8,533		376,510

2004
Revenues	9,066,637	330,618	892,569	-	(741,154)	9,548,670
Income from Electric Energy Service	897,323	250,544	152,229	(32,018)		1,268,078
Depreciation and Amortization	292,711	52,562	15	42,423	-	387,711
Net Income						278,919
Equity in Subsidiaries	306,695	68,649	101,716	-		477,060
Total Assets (**)	9,794,615	2,486,785	101,496	235,225	-	12,618,121
Capital Expenditures	261,200	342,350	2,166	-	-	605,716
Reserve for Contingencies (Asset)	300,453	3,583	-	-	-	304,036

(*) Other - Refer basically to the Parent Company figures after eliminations of balances with related parties

(**) The goodwill created in an acquisition and recorded in CPFL Energia was allocated to the respective segments

(33) RELATED PARTY TRANSACTIONS

Transactions with related parties are carried out under normal market conditions and showed the following accumulated balances and changes in 2005 and 2004:

	Parent Company

	ASSET		LIABILITY		REVENUE		EXPENSE

Companies	2005	2004	2005	2004	2005	2004	2005	2004

CPFL Paulista
Intercompany Loan	-	-	-	-	1,677	155	-	-
Dividend Receivable	356,189	308,465	-	-	-	-	-	-
Other	-	113	-	-	-	-	-	-

CPFL Geração
Intercompany Loan	-	-	-	-	-	2,815	-	-
Advance for Future Capital Increase	-	-	-	-	-	-	-	-
Dividend Receivable	83,731	28,469	-	-	-	-	-	-
Other	-	-	-	58	-	-	-	-

CPFL Piratininga
Intercompany Loan	-	-	-	-	1,100	7,894	-	-

CPFL Brasil
Dividend Receivable	75,574	50,453	-	-	-	-	-	-

SEMESA
Intercompany Loan	-	-	-	-	577	123	-	-

Banco Bradesco S/A
Short-term Financial Investments	248,861	144,845	-	-	35,073	32,233	39	-

Banco Votorantim S/A
Short-term Financial Investments	-	-	-	-	-	976	-	-

	Consolidated

	ASSET		LIABILITY		REVENUE		EXPENSE		PURCHASES

Companies	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

Banco Bradesco S.A.
Short-term Financial Investments	708,601	538,944	-	-	79,086	53,692	-	-	-	-
Pledges and Tied Deposits	7,772	-	-	-	3,828	-	-	-	-	-

Banco Votorantim S.A.
Short-term Financial Investments	-	-	-	-	-	976	-	-	-	-
Loans and Financing	-	-	4,822	17,438	-	-	1,940	12,193	-	-

Construções e Comércio Camargo Correa S.A.
Property, plant and equipment Purchases	-	-	-	-	-	-	-	-	131,142	286,453
Advance to Suppliers	-	727	-	-	-	-	-	-	-	-
Suppliers	-	-	23,419	26,926	-	-	-	-	-	-

Camargo Correa Equipamentos e Sistemas
Property, plant and equipment Purchases	-	-	-	-	-	-	-	-	2,667	11,306

Cimento Rio Branco S.A.
Property, plant and equipment Purchases	-	-	-	-	-	-	-	-	6,945	15,869
Suppliers	-	-	281	211	-	-	-	-	-	-
Sale of Energy	-	-	-	-	22,103	10,074	-	-	-	-

Camargo Correa Cimentos S.A.
Accounts Receivable	593	-	-	-	-	-	-	-	-	-

Companhia Brasileira de Aluminio
Accounts Receivable	955	-	-	-	-	-	-	-	-	-
Suppliers	-	-	428	66	-	-	-	-	2,846	1,827

Votorantim Metais
Property, plant and equipment Purchases	-	-	-	-	-	-	-	-	304	-
Suppliers	-	-	304	-	-	-	-	-	-	-

Votorantim CTVM
Prepaid Expenses	-	954	-	-	-	-	-	-	-	-

Votorantim Celulose e Papel
Sale of Energy	-	-	-	-	36,483	28,177	-	-	-	-

Indústrias Votorantim S.A.
Sale of Energy	-	-	-	-	31,057	24,356	-	-	-	-

Votocel Filmes Flexíveis Ltda
Sale of Energy	-	-	-	-	12,040	9,530	-	-	-	-

(34) INSURANCE

The subsidiaries maintain insurance policies with cover determined based on advice by specialists, taking into account the nature and degree of risk, for amounts considered sufficient to cover any significant losses on assets and/or liabilities. The principal insurance polices cover the following:

		Consolidated

DESCRIPTION	TYPE OF COVER	2005	2004

Property, Plant and Equipment	Fire, Lightning, Explosion, Machinery breakdown and Electrical Damage	951,146	679,742

Transport	National Transport	43,000	2,000

Stored Materials	Fire, Lightning, Explosion and Robbery	12,000	18,200

Automobiles	Comprehensive Cover	2,058	1,282

Civil Liability	Electricity Distributors	26,024	44,000

Personnel	Group Life and Personal Accidents	50,830	12,406

TOTAL		1,085,058	757,630

(35) FINANCIAL INSTRUMENTS AND OPERATING RISKS

35.1 RISKS CONSIDERATIONS

The business of the Company and its subsidiaries basically comprises the supply of energy to final consumers, as public service utilities, whose activities and tariffs are regulated by ANEEL. The principal market risk factors that affect their business are the following:

Exchange Rate Risk: This risk is derived from the possibility of the subsidiaries incurring losses and cash constraints on account of fluctuations in exchange rates, increasing the balances of foreign currency denominated liabilities. The Company and its subsidiaries protect themselves against this risk by contracting hedge/swap operations, so that the debts are indexed to the variation in domestic indices. These operations are recorded on the accrual basis and in accordance with the conditions of the instrument contracted.

• Foreign Currency Loans: Exposure on loans was substantially covered through financial swap transactions operations, which allowed the Company and the subsidiaries to exchange the original risks of the operation for the cost in proportion to the CDI (note 18).

• Purchase of Energy from Itaipu: The subsidiaries are exposed in their operations to exchange variations on the purchase of electricity from Itaipu. The compensation mechanism - CVA protects the companies against possible losses, as mentioned in note 3.

Interest Rate Risk: This risk is derived from the possibility of the Company and subsidiaries incurring losses on account of fluctuations in interest rates that increase financial expenses relating to loans, financing and debentures. In the case of loans borrowed in foreign currency, the Company and its subsidiaries have arranged derivative contracts to hedge against this risk (see the swap relating to the Floating Rate Notes mentioned in note 18) and, for a portion of the loans taken out in local currency, the subsidiaries have as counterparts regulatory assets restated in accordance with the variation in the “Selic” rate. The subsidiaries have also tried to increase the participation of loans tied to the variation in the TJLP, an index less susceptible to the oscillations of the financial market.

Credit Risk: This risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in receiving amounts billed to customers. This risk is evaluated by the Company and its subsidiaries as low due to the fragmentation of the number of costumers and the policy of collections and supplies cuts to defaulting costumers.

Risk of Energy Shortages: The energy sold by the subsidiaries is basically generated by hydropower plants. A prolonged period of low rainfall could reduce the volume of water in the reservoirs of the power plants and result in losses based on the increase in costs of purchasing energy or a reduction in revenues with the adoption of a new rationing program, similar to that of 2001. Due to the current level of the reservoirs, the National Electricity System Operator (“ONS"), does not envisage another rationing program in 2006.

Risk of Acceleration of Debts: The subsidiaries have loan agreements, financing and debentures with restrictive clauses (covenants) normally applicable to these kinds of operation, related with compliance with economic and financial ratios, cash generation and others. These covenants have been complied with and do not limit the capacity to operate normally.

35.2 VALUATION OF FINANCIAL INSTRUMENTS

The Company and its subsidiaries maintain operating and financial policies and strategies aimed at ensuring the liquidity, security and profitability of their assets. As a result, control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to those used in the market.

The principal financial asset and liability instruments of the Company and its subsidiaries, as of December 31, 2005, are described below, together with the criteria for their valuation and appraisal in the financial statements:

Cash and Banks: Comprise cash, bank accounts and short-term cash investments. The market value of these assets approximates to the amounts stated in the balance sheets (note 4).

Regulatory Assets and Liabilities: Are basically composed of the Extraordinary Tariff Adjustment, Free Energy, Parcel “A”, PERCEE, Assets and Liabilities relating to financial compensation, result of the Periodic Tariff Review, CVA, compensation for the low income subsidy, PIS and COFINS regulatory assets and others. These credits and debits are derived from the effects of the 2001 rationing plan and other amounts relating to the deferral of tariff costs and gains and changes in the tax legislation. These amounts are valued at book value, in accordance with criteria defined by ANEEL, with the characteristics described in note 3.

Loans and Financing: Are valued in accordance with the criteria stipulated in the contracts, with the characteristics defined in note 18. As mentioned above, as of December 31, 2005, CPFL Energia and its subsidiaries maintained financial swap instruments for their foreign currency denominated loans and international interest charges. The purpose of these contracted instruments is to protect the operations of the subsidiaries against exchange and international interest rate fluctuations and they are not used for speculative purposes.

Debentures: The debentures issued by the subsidiaries are traded on the market and are valued in accordance with the criteria stipulated at the time of issue, according to the characteristics defined in note 19.

Investments in subsidiaries: the Company has investments valued in accordance with the equity method in companies whose stock is traded on the capital markets. Company management considers that the trading value of these shares is not representative of the market value of the respective companies given the small volume of transactions in this stock on the market.

The estimated market value of the financial instruments of the Company and the subsidiaries was based on models that discount future cash flows to present value, comparison with similar transactions contracted on dates close to the closing date of the fiscal year and comparisons with average market parameters. In the case of operations with no similar transactions in the market, principally related with the emergency electricity rationing program, regulatory aspects and credits receivable from CESP, the Company and its subsidiaries assumed that the market value corresponds to the book value.

The carrying values of the principal financial instruments of the Company and the subsidiaries, compared with market fundraising costs, as defined above, as of December 31, 2005 and 2004 are as follows:

	Parent Company

	2005		2004

	Book Value	Fair Value	Book Value	Fair Value

Loans and Financing	-	-	109,732	132,885
Derivatives	24,240	24,472	20,112	19,856

Total	24,240	24,472	129,844	152,741

	Consolidated

	2005		2004

	Book Value	Fair Value	Book Value	Fair Value

Loans and Financing	3,053,411	3,028,409	3,048,662	2,888,108
Debentures	1,925,039	1,887,827	1,996,697	2,005,942
Derivatives	68,439	68,165	87,752	75,072

Total	5,046,889	4,984,401	5,133,111	4,969,122

(36) SUBSEQUENT EVENTS

36.1 Segregation of Equity interest

Through Authorizing Resolution nº 305 of September 5, 2005, ANEEL agreed to the transfer of control of CPFL Piratininga and RGE, which is held by CPFL Paulista, directly to the Company. This should be put into effect by April 14, 2006 and March 14, 2007, respectively.

The subsidiaries and their new direct controller, CPFL Energia, will sign the respective addendum to the distribution concession contracts within a maximum of 30 days as from the formal call notice from ANEEL.

36.2 Public Distribution of Debentures of the indirect subsidiary CPFL Piratininga

A meeting of the Board of Directors of the subsidiary CPFL Piratininga held on January 6, 2006 decided on the public distribution of 40,000 debentures not convertible into shares, 1st issue, nominative and book entry, in a single series, subordinated type, with a unit par value on the issue date of R$ 10,000.00 (ten thousand reais), amounting to a total of R$ 400,000,000.00 (four hundred million reais) remunerated at 104% of the CDI, maturing on January 1, 2011.

An Announcement of Closing of Public Distribution of Debentures was published on February 22, 2006, advising exclusively for information purposes that the debentures had been subscribed and paid-up.

36.3 - Voluntary Discharge Program

In January 2006, the subsidiaries CPFL Paulista and CPFL Piratininga launched the Voluntary Discharge Program, effective from January 24, 2006 to February 10, 2006, intended for employees who are in a position to take full or proportional retirement through the INSS and/or Fundação CESP. The costs to be generated by this plan will be recognized during fiscal year 2006, as soon as the final terms become known.

APPENDIX I
Cash Flow Statements
For the years ended December 31, 2005 and 2004
( in thousands of Brazilian Reais )

	Parent company		Consolidated

	2005	2004	2005	2004

OPERATING CASH FLOW
Net Income	946,407	278,919	1,021,278	278,919
ADJUSTMENTS TO RECONCILE NET INCOME TO CASH
DERIVED FROM OPERATIONS
Non-controlling shareholders' interest	-	-	40,371	21,170
Monetary Restatement of Regulatory Rationing Assets	-	-	(243,800)	(171,476)
Provision for Losses on Realization of Regulatory Rationing Assets	-	-	91,805	32,250
2003 Tariff Review	-	-	(1,031)	81,182
2005 Tariff Adjustment	-	-	(11,043)	-
Other Regulatory Assets	-	-	(73,545)	(44,813)
Low Income Consumers' Subsidy	-	-	(21,329)	(36,522)
Depreciation and amortization	56,134	42,359	427,958	387,711
Provision for contingencies	8,533	-	74,494	44,747
Interest and monetary restatement	(18,885)	(9,468)	(10,651)	108,849
Unrealized losses (gains) on derivative contracts	4,128	20,112	(21,833)	56,706
Pension plan costs	-	-	124,853	190,481
Equity in subsidiaries	(916,818)	(477,060)	-	-
Losses (gains) on the write-off of permanent assets	47	(2,621)	156	1,950
Deferred Taxes - Assets and Liabilities	(72,000)	-	(63,146)	(46,755)
Research and Development and Energy Efficiency Programs	-	-	49,319	-
Other	-	8,942	3,845	10,684

DECREASE (INCREASE) IN OPERATING ASSETS
- Consumers, concessionaires and licensees	-	-	174,171	136,835
- Dividend and Interest on Equity received	719,705	250,582	-	-
- Other receivables	115	-	28,868	20,906
- Recoverable Taxes	11,559	(13,859)	(22,302)	59,365
- Financial Investment	(27,114)	(84,266)	(32,575)	(317,886)
- Materials and Supplies	-	-	(1,628)	355
- Deferred tariff cost variations	-	-	123,652	16,171
- Additions to deferred charges	-	-	(1,669)	-
- Escrow deposits	-	-	(78,704)	(44,077)
- Other operating assets	(400)	484	(34,442)	12,315

INCREASE (DECREASE) IN OPERATING LIABILITIES
- Suppliers	(4,923)	6,426	251	46,296
- Taxes and social contributions payable	(15,604)	4,177	(7,468)	(12,188)
- Payroll	-	-	(1,859)	641
- Deferred tariff gain variations	-	-	78,995	7,935
- Other liabilities with employee pension plans	-	-	(109,896)	(102,774)
- Interest on debts - accrued and paid	(3,556)	(134,159)	44,158	(128,147)
- Loan and financing - Incorporated Interest	-	-	58,780	134,560
- Regulatory charges	-	-	(30,559)	25,987
- Other operating liabilities	4	58	12,815	(4,921)

CASH FLOW PROVIDED BY (USED IN) OPERATIONS	687,332	(109,374)	1,588,289	766,456

INVESTING ACTIVITIES
- Acquisitions of equity interests	(2,837)	-	(5,604)	-
- Increase in Property, plan and equipment	(137)	-	(626,537)	(605,716)
- Financial Investments	(118,919)	12,120	(146,271)	12,120
- Advance Energy Purchase Agreements	-	-	(2,387)	-
- Increase in Special obligations	-	-	23,371	31,798
- Additions to deferred charges	(204)	-	(5,433)	(3,459)
- Sale of Permanent Assets	-	-	18,261	9,918
- Intercompany loans	-	164,556	-	-

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(122,097)	176,676	(744,600)	(555,339)
FINANCING ACTIVITIES
- Loan, financing and Debentures obtained	-	324,764	1,124,359	1,607,941
- Payments of loans, financing and debentures	-	(931,110)	(1,230,116)	(2,225,548)
- Dividend and Interest on equity paid	(529,282)	(124,825)	(559,170)	(135,187)
- Capital Increase	-	684,650	-	684,649
- Other	-	-	-	(17,746)

NET CASH USED IN FINANCING ACTIVITIES	(529,282)	(46,521)	(664,927)	(85,891)

INCREASE IN CASH AND CASH EQUIVALENTS	35,953	20,781	178,762	125,226
OPENING BALANCE OF CASH AND CASH EQUIVALENTS	102,119	81,338	499,838	374,612

Net cash increase due to changes in participation in subsidiaries	-	-	180	-

CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	138,072	102,119	678,780	499,838

SUPPLEMENTARY INFORMATION
- Social Contribution and Income Tax paid	-	-	369,825	238,930
- Interest paid	3,985	252,720	462,882	689,284
Transactions not affecting cash:
Conversion of debt into Capital (IFC Subscription Bonus)	98,976	-	98,976	-
Merger of non-controlling shareholders with share issue	553,778	609,185	553,778	609,185

CASH AND CASH EQUIVALENTS	December, 2005	December, 2004	December, 2003

PARENT COMPANY
Balance according to Corporation Law	249,452	186,385	81,338
Reclassification - FAS 95 (1)	(111,380)	(84,266)	-

Adjusted balance	138,072	102,119	81,338

CONSOLIDATED
Balance according to Corporation Law	1,029,241	817,724	374,612
Reclassification - FAS 95 (1)	(350,461)	(317,886)	-

Adjusted balance	678,780	499,838	374,612

(1) Adjustment made to cash and cash equivalents to adjust the Cash Flow Statement to the criteria established by FAS 95 — Statements of Cash Flow. In accordance with this criterion, short-term cash investments, while having immediate liquidity, have maturity dates exceeding 90 days with anticipated redemption subject to their market value are subject to reclassification to the Financial Investments line.

APENDIX II
Added Value Statements
For the Fiscal Years ended December 31, 2005 and 2004
( in thousands of Brazilian Reais )

	Parent Company		Consolidated

	2005	2004	2005	2004

1 - Revenues	(649)	2,621	10,750,999	9,475,812

1.1 Operating Revenues	-	-	10,907,058	9,580,920
1.2 Provision for losses on the Realization of Regulatory Assets			(91,806)	(32,250)
1.3 Allowance for Doubtful Accounts	-	-	(63,893)	(68,443)
1.4 Nonoperating Income (Expense)	(649)	2,621	(360)	(4,415)

( - ) Inputs	(8,807)	(31,865)	(4,825,737)	(4,647,775)

2.1 - Electricity Purchased for Resale	-	-	(4,329,254)	(4,225,332)
2.2 - Outsourced Services	(5,574)	(16,200)	(266,707)	(247,812)
2.3 - Material	(44)	(68)	(47,075)	(41,881)
2.4 - Other	(3,189)	(15,597)	(171,165)	(123,991)
2.5 - Cost of Service Rendered	-	-	(11,536)	(8,759)

Gross Added Value (1 + 2)	(9,456)	(29,244)	5,925,262	4,828,037

Retentions	(56,134)	(42,359)	(431,494)	(388,332)

4.1 - Depreciation and Amortization	-	-	(305,785)	(287,511)
4.2 - Goodwill Amortization	(56,134)	(42,359)	(125,709)	(100,821)

Net Added Value Generated (3 + 4)	(65,590)	(71,603)	5,493,768	4,439,705

Added Value Received in Transfer	980,093	532,120	554,347	445,461

6.1 - Equity in subsidiaries	916,818	477,060	-	-
6.2 - Non-Controlling Shareholders' Interests	-	-	(40,371)	(21,170)
6.3 - Financial Income	63,275	55,060	594,718	466,631

Added Value to be Distributed (5 + 6)	914,503	460,517	6,048,115	4,885,166

Distribution of Added Value
8.1 - Personnel and Charges	422	133	387,220	443,550
8.2 - Taxes, Fees and Contributions	(51,743)	12,705	3,903,307	3,151,641
8.3 - Interest and Rentals	19,417	168,760	736,310	1,011,056
8.4 - Dividend	899,087	264,973	917,985	264,973
8.5 - Retained Income for the Year	47,320	13,946	103,293	13,946

	914,503	460,517	6,048,115	4,885,166

REPORT OF THE AUDIT COMMITEE

The Audit Commitee of CPFL Energia S/A, in the exercise of its legal prerogatives, having examined the Annual Management Report and the Financial Statements for Fiscal Year 2005, in the light of the clarifications given by the Directors of the Company, the representative of the External Auditors, and also based on the opinion of Deloitte Touche Tohmatsu Auditores Independentes, dated February 14, 2006, is of the opinion that these documents are fit to be reviewed and voted on by the General Shareholders’ Meeting.

São Paulo, March 7, 2006.

Inácio Clemente da Silva	Robson Costa Barbosa

José Ricardo Fagonde Forni	Luiz Augusto Ckless Silva

Susana Hanna Stiphan Jabra

Wilson P. Ferreira Junior
Chief Executive Officer

Reni Antonio da Silva	José Antonio de Almeida Filippo

Vice President of Strategy and Regulation	Chief Financial Officer and
Head of Investor Relations

Paulo Cezar CoelhoTavares	Hélio Viana Pereira

Vice President of Energy Management	Vice President of Distribution

Miguel Normando Abdalla Saad
Vice President of Generation

BOARD OF DIRECTORS

Carlos Ermírio de Moraes
Chairman

Cecília Mendes Garcez Siqueira
Vice Chairman

Board Members

Adézio de Almeida Lima	José Edison Barros Franco

Aloísio Macário Ferreira de Souza	Luiz Maurício Leuzinger

Carlos Alberto Cardoso Moreira	Mário da Silveira Teixeira Junior

Deli Soares Pereira	Martin Roberto Glogowsky

Francisco Caprino Neto	Otávio Carneiro de Rezende

ACCOUNTING DIVISION

Antônio Carlos Bassalo	Sérgio Luiz Felice

Accounting Director	Accounting Manager

CRC 1SP085131/O-8	CRC 1SP192767/O-6

SUMMARY

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	REFERENCE AND AUDITOR INFORMATION	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	HEAD OF INVESTOR RELATIONS	2
02	01	BALANCE SHEET - ASSETS	3
02	02	BALANCE SHEET – LIABILITIES AND SHAREHOLDERS’ EQUITY	4
03	01	INCOME STATEMENT	5
04	01	STATEMENTS OF CHANGES IN FINANCIAL POSITION	6
05	01	STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM Jan 01, 2005 TO Dec 31, 2005	7
05	02	STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM Jan 01, 2004 TO Dec 31, 2004	8
05	03	STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM Jan 01, 2003 TO Dec 31, 2003	9
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	10
06	02	CONSOLIDATED BALANCE SHEET – LIABILITIES AND SHAREHOLDERS’ EQUITY	11
07	01	CONSOLIDATED INCOME STATEMENT	13
08	01	CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION	15
09	01	INDEPENDENT AUDITORS’ REPORT	17
10	01	MANAGEMENT REPORT	19
11	01	NOTES TO THE FINANCIAL STATEMENT	60

84

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2006

CPFL ENERGIA S.A.

By: /S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: José Antonio de Almeida Filippo Title: Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.